                                                Filed Pursuant to Rule 424(B)(1)
                                                Registration No. 333-38381

PROSPECTUS

                             8,000,000 SHARES
                         USN COMMUNICATIONS, INC.
                                                                           LOGO
                               COMMON STOCK

                               ---------------

  All of the 8,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), being offered hereby are being offered by USN Communications, Inc., a Delaware corporation ("USN" or the "Company").

  Of the 8,000,000 shares of Common Stock offered hereby, 6,400,000 shares are being initially offered in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 1,600,000 shares of Common Stock are being offered in a concurrent offering outside the United States and Canada by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offerings"). The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting."

  Prior to the Offerings, there has been no public market for the Common Stock. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

  The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "USNC."

  At the Company's request, the U.S. Underwriters have reserved up to 800,000 shares for sale at the initial public offering price to certain of the Company's employees, members of their immediate families and other individuals who are business associates of the Company (including certain vendors and consultants), in each case, as such parties have expressed an interest in purchasing such shares. The number of shares available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares not purchased will be offered by the U.S. Underwriters to the general public on the same basis as the other shares offered hereby.

  SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                               ---------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION,  NOR  HAS  THE
   SECURITIES AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COM-  MISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                            PRICE TO          UNDERWRITING         PROCEEDS TO
                             PUBLIC            DISCOUNT(1)         COMPANY(2)
------------------------------------------------------------------------------
Per Share............        $16.00               $1.12              $14.88
------------------------------------------------------------------------------
Total(3).............     $128,000,000         $8,960,000         $119,040,000
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offerings payable by the Company estimated at $1,400,000.
(3) The Company has granted the U.S. Underwriters and the International Managers options, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 960,000 and 240,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $147,200,000, $10,304,000 and $136,896,000, respectively. See "Underwriting."

                               ---------------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about February 9, 1998.

                               ---------------

MERRILL LYNCH & CO.
                             COWEN & COMPANY
                                                   DONALDSON, LUFKIN & JENRETTE
                                                      SECURITIES CORPORATION

                               ---------------

               The date of this Prospectus is February 3, 1998.

                     [MAP SHOWING USN LOCAL SERVICE AREAS]


CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF SHARES OF COMMON STOCK TO STABILIZE THEIR MARKET PRICE, PURCHASES OF SHARES OF COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE SHARES OF COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (No. 333-38381) (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock covered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference.

  The Company is subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. The Registration Statement and the exhibits and schedules thereto and reports and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison Street (Suite 1400), Chicago, Illinois 60661 at prescribed rates. Copies of such material may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

  The Company intends to furnish to its stockholders annual reports containing financial statements audited by an independent public accounting firm and will make available copies of quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

  This Prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements containing the words "believes," "anticipates," "expects" and words of similar import. All statements other than statements of historical fact included in this Prospectus including, without limitation, such statements under "Prospectus Summary," "Risk Factors," "Pro Forma Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and located elsewhere herein, regarding the Company or any of the transactions described herein, including the timing, financing, strategies and effects of such transactions, are forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from expectations are disclosed in this Prospectus, including, without limitation, in conjunction with the forward-looking statements in this Prospectus and/or under "Risk Factors." The Company does not intend to update these forward-looking statements.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements and related notes appearing elsewhere in this Prospectus. Except for the historical financial information and as otherwise noted, all information in this Prospectus, including share and per share data, has been adjusted to reflect (i) the conversion of all of the outstanding shares of the Company's 9.0% Cumulative Convertible Pay-In-Kind Preferred Stock (the "9% Preferred Stock") and 9.0% Cumulative Convertible Pay-In-Kind Preferred Stock, Series A (the "Series A Preferred Stock") into an aggregate of 5,943,916 shares of Common Stock concurrently with the closing of the Offerings (excluding for this purpose the effect of Common Stock issued in connection with such conversion in respect of accrued but unpaid dividends on the 9% Preferred Stock and Series A Preferred Stock subsequent to September 30, 1997) and (ii) the conversion of each outstanding share of Class A Common Stock into one share of Common Stock, par value $.01 per share (the "Common Stock"). Unless otherwise indicated, (i) the information in this Prospectus assumes that the Underwriters' over-allotment options have not been exercised and (ii) all references to the Company or USN refer to USN Communications, Inc. and its subsidiaries. Please refer to the Glossary for the definitions of certain capitalized terms used herein and elsewhere in this Prospectus without definition.

                                  THE COMPANY

  USN is one of the fastest growing competitive local exchange carriers ("CLECs") in the United States. The Company offers a bundled package of telecommunications products, including local and long distance telephony, voicemail, paging, teleconferencing, Internet access and other enhanced and value-added telecommunications services, tailored to meet the needs of its customers. Upon the consummation of the proposed acquisition of Connecticut Telephone (as defined), the Company will also offer wireless telephone service on a resale basis. See "--Proposed Acquisition." The Company primarily focuses its marketing efforts on small and medium-sized businesses with telecommunications usage of less than $5,000 per month. The Company's strategy is to continue to increase its customer base by being more flexible, innovative and responsive to the needs of its target customers than the regional Bell operating companies ("RBOCs") and the first-tier interexchange carriers ("IXCs"), which have historically concentrated their sales and marketing efforts on residential and large business customers. The Company primarily differentiates itself with a value-based marketing strategy by providing an integrated, customized package of telecommunications services on a single bill and responsive customer care.

  The Company is presently selling service to customers in certain states in the NYNEX Corporation ("NYNEX") region (Massachusetts, New Hampshire, New York and Rhode Island) and the entire Ameritech Corporation ("Ameritech") region (Illinois, Indiana, Michigan, Ohio and Wisconsin) and is currently in negotiations to expand its bundled services offering throughout the 14-state Bell Atlantic/NYNEX region. Management anticipates implementing service in at least two additional states by the end of 1998. In August 1997, NYNEX merged with Bell Atlantic Corporation ("Bell Atlantic"). The Company continues to operate in the former NYNEX regions, which are now a part of the Bell Atlantic territory.

  During 1997, the Company increased aggregate local access lines in service from 8,364 lines to 171,962 lines, including the provisioning of 55,371 lines in the fourth quarter. As of December 31, 1997, the Company had sold 191,069 local access lines, including 55,897 lines which were sold in the fourth quarter. Services are primarily marketed through an approximately 425 member direct salesforce in 34 offices located in nine states. As part of its customer-focused product offering, the Company provides personalized customer service, 24 hours a day, 365 days per year, through its two regional customer care centers.

COMPETITIVE ADVANTAGES

  Providing local exchange services is a highly complex process that requires overcoming significant barriers to entry. Since inception, the Company has spent significant time, resources and capital to enter the local market. In the process, it has gained substantial experience in this complicated market segment. Consequently, the Company believes it has the following competitive advantages:

 . COMPLEMENTARY RELATIONSHIPS WITH RBOCS. The Company believes that the RBOCs' networks will continue to be the predominant means for providing local telecommunications services to the Company's target customers for the foreseeable future. Accordingly, the Company has positioned itself to take advantage of the opportunities created by the Telecommunications Act of 1996 (the "Telecommunications Act") by leveraging its complementary relationships with the RBOCs. The Telecommunications Act requires the RBOCs to complete a number of "checklist" items in order to qualify for long distance entry in their local service areas. Although certain provisions of the Telecommunications Act restricting the RBOCs' ability to provide in-region long-distance have been held unconstitutional by a Federal district court, the Company believes that significant parts of such decision may be reversed and vacated on appeal, but no assurance can be made as to the outcome of any appeals. See "Risk Factors--Competition." By moving aggressively to enter into resale agreements and to develop electronic interfaces with the RBOCs, the Company believes it has positioned itself to play a key role in enabling the RBOCs to meet a number of those requirements. The Company was the first to enter into comprehensive resale agreements with Ameritech and NYNEX, served as the systems beta customer for Ameritech, NYNEX and Bell Atlantic and is currently one of the largest CLECs in terms of access lines in service in the Ameritech and NYNEX markets. Consequently, the Company is often requested by state and federal regulators to provide information on the Company's experiences. The Company believes its complementary relationships with the RBOCs have facilitated the Company's rapid growth in its existing markets and enabled it to become a valuable and viable resale channel partner. The Company further believes, based on discussions with RBOC officials and industry experts, that the RBOCs will continue to develop strong resale channel partners in an effort to mitigate the potential negative effects of facilities-based competition.

 . UNIQUE RESALE AGREEMENTS. The Company has executed comprehensive local exchange resale agreements with Ameritech for the greater metropolitan Chicago area, Ohio and Michigan, and with NYNEX for the State of New York. In addition to the cost advantages associated with the term and volume commitment contracts, these contracts provide "most favored nation" and other pricing protections designed to maintain the competitiveness of rates and position the Company to purchase capacity at rates at least as favorable as those of other potential resellers of Ameritech and NYNEX local services. In addition, the Company has executed an interim resale agreement with Bell Atlantic for the State of Massachusetts. The Company is currently in negotiations to expand its resale agreements throughout the 14-state combined Bell Atlantic/NYNEX region and the 5-state Ameritech region. In advance of completing these negotiations, the Company has or plans to enter certain additional states by reselling local service pursuant to state-mandated wholesale discounts. The Company estimates, based on data compiled by the Federal Communications Commission ("FCC"), that the regions covered by the current comprehensive Ameritech and Bell Atlantic/NYNEX resale agreements include access to over 10 million business access lines. Management believes that upon expansion into the remaining Bell Atlantic/NYNEX region and the Ameritech region, the Company will have access to approximately 20 million business access lines. The Company continuously evaluates opportunities to enter into agreements with additional RBOCs, other local and long distance service providers and enhanced and other value-added service providers in order to aggressively build its customer base as well as to provide additional services to its existing customers while reducing costs.

 . PROPRIETARY ELECTRONIC PROVISIONING AND INTERFACE SYSTEMS. By serving as the systems beta customer for Ameritech, NYNEX and Bell Atlantic, the Company was among the first CLECs to develop electronic provisioning systems for resale of RBOC services. Development of provisioning systems is critical for carriers seeking to grow rapidly in the complex, competitive local telecommunications market. These systems must address the numerous technical configurations associated with local service, including correctly coding customers into data bases for 911, 411, white pages and customer service, as well as provisioning thousands of local services, known as universal service ordering codes ("USOCs"). Electronic provisioning between the Company and its RBOC vendors allows the Company to provision a significantly greater volume of lines than would be possible if transmitting orders by mail or facsimile. Moreover, because the proprietary systems developed by the Company lessen manual input and reduce repetitive data entry, the Company experiences improved efficiency and accuracy in transmitted orders, thereby reducing costs and increasing customer satisfaction. The Company believes it has established an industry leadership position in the deployment of these systems, and it is committed to their continuous improvement.

 . LARGEST DIRECT SALESFORCE AMONG CLECS IN ITS MARKETS. The Company's services are currently sold through an approximately 425 member direct salesforce, located in 34 offices in Illinois, Indiana, Massachusetts, Michigan, New Hampshire, New York, Ohio, Rhode Island and Wisconsin. Additionally, the Company intends to hire approximately 75 new salespeople by the end of 1998 to expand service in the Ameritech and combined Bell Atlantic/NYNEX regions. The Company primarily recruits salespeople with experience in selling competitive telecommunications services to businesses in the markets where they are based. The Company's salesforce is trained in-house with a rigorous customer-focused training program that promotes activity-based selling. Salespeople are given an incentive through a commission structure, with a target of 50% of a salesperson's compensation based on performance. The Company believes its large, experienced, face-to-face salesforce has been, and will continue to be, vital to expanding its customer base in today's highly competitive telecommunications industry.

 . STRATEGIC FLEXIBILITY. The Company believes that its business strategy affords it more flexibility to take advantage of regulatory and industry dynamics than its facilities-based competitors. For example, the FCC's position on unbundled network elements has evolved to the point where competitors are now able to purchase on an economic basis unbundled network elements from the RBOCs and rebundle them into an alternative local service option. The Company expects to exploit this opportunity by rebundling network elements, thus expanding its products offering and improving its strategic position. In addition, the increased construction by facilities-based CLECs has improved the value of the Company's services by creating alternative resale partners other than RBOCs. The Company is currently evaluating proposals from facilities-based CLECs to provision local service.

GROWTH STRATEGY

  The Company's objective is to be a leading provider of integrated local and long distance services and other telecommunications products to small and medium-sized businesses in its target markets. The Company expects to achieve this goal through the successful implementation of its growth strategy which includes the following:

 . PROVIDE AN INTEGRATED TELECOMMUNICATIONS SOLUTION. A key element in building its customer base while minimizing churn has been, and will continue to be, the implementation of a marketing and operating strategy which emphasizes an integrated telecommunications solution to its target market. To a large extent, the Company's target customers have not previously been provided the opportunity to purchase bundled services. The Company attracts and retains customers by combining responsive customer care with a pricing package to provide high-quality service at a cost which is usually afforded to only large business customers. Specifically, the Company provides a single source and bill for integrated local and long distance telephony, voicemail, paging, teleconferencing, Internet access and other enhanced and value-added telecommunications services, with a single point of contact for customer service, product inquiries, repairs and billing questions. Upon consummation of the Proposed Acquisition (as defined), the Company will also offer wireless telephone service on a resale basis. See "--Proposed Acquisition." Based on its experience, the Company believes that this marketing and customer service approach has minimized customer acquisition costs and churn.

 . FOCUS ON LARGE, UNDERSERVED MARKET. The Company utilizes a direct sales approach and primarily focuses its marketing efforts on small and medium-sized businesses with telecommunications usage of less than $5,000 per month. The Company believes this target market is best served by a direct sales approach because most of these customers do not employ in-house telecommunications specialists and in most cases obtain services from various vendors. The Company's experience indicates that these customers prefer a single source for all their telecommunications requirements, including products, billing and service. The Company believes that its gross margins on services provided to its target market are generally higher than for larger business customers. Since the RBOCs and the first-tier IXCs primarily concentrate their sales and marketing efforts on residential and large business customers, the Company will continue to focus its marketing on this underserved market to rapidly expand its customer base.

 . LEVERAGE UBIQUITOUS NETWORKS. The Company believes that a key factor in its success has been its ability to provide through the RBOC networks the complete range of local services currently provided by RBOCs across their entire service territories. There is currently no competing network with the product breadth, capacity and geographic reach of the RBOC networks. By contrast, facilities-based CLECs are currently limited primarily to servicing customers in areas where they have network facilities.

 . RAPID MARKET ENTRY. The Company believes its ability to enter a market early and provide ubiquitous service will continue to allow it to rapidly build a customer base across a large geographic area prior to the lifting of regulatory restrictions on the ability of first-tier IXCs and RBOCs to offer integrated services. Based on continuing legal challenges, the Company does not believe that any RBOC will provide in-region long distance services on a significant basis prior to 1999. As a non-facilities based provider, the Company believes it is able to build a customer base quickly and efficiently without incurring significant costs and the developmental delays inherent in constructing network and transmission facilities. In addition, the Company's proprietary software interface systems facilitate its rapid customer acquisition strategy by allowing it to provision high volumes of access lines.

 . EXPAND LOCAL SERVICES. The Company plans to expand its local services offering, positioning it to offer a full range of local services over a broad geographic area at a competitive cost, by: (i) entering into term and volume resale agreements in new territories with RBOCs; (ii) entering into resale agreements with one or more facilities-based CLECs; (iii) rebundling network elements from RBOCs; and (iv) reselling local service in new territories pursuant to state-mandated wholesale discounts prior to entering into resale agreements with RBOCs and/or facilities-based CLECs in such territories. The Company believes, based on its experience and industry analysts' reports, as well as recent regulatory and industry developments, that RBOCs have an incentive to continue to negotiate wholesale agreements with respect to small and medium-sized businesses to stabilize this revenue base and deter migration of such customers to RBOCs' facilities-based competitors. The Company also believes that its demonstrated sales and provisioning expertise is attractive to facilities-based CLECs which may not be having similar success.

  The Company, a Delaware corporation (formerly United USN, Inc.), was formed and commenced operations in April 1994. The Company's principal executive office is located at 10 S. Riverside Plaza, Suite 401, Chicago, Illinois 60606, and its telephone number is (312) 906-3600.

RECENT DEVELOPMENTS

 . In the fourth quarter of 1997, the Company provisioned 55,371 local access lines, an increase of 47% from the number of lines in service on September 30, 1997.

 . On January 13, 1998, Merrill Lynch Global Allocation Fund, Inc. ("MLGAFI") and Merrill Lynch Equity/Convertible Series (Global Allocation Portfolio) (collectively, "MLAM") purchased $13.0 million aggregate principal amount at maturity of the Company's 9% Consent Convertible Subordinated Notes due 2006 (the "Consent Convertible Notes") for an aggregate purchase price of $10.0 million pursuant to an option granted by the Company in October 1997 in connection with the Consent (as defined).

 . The Company has entered into a definitive agreement to acquire Connecticut
  Telephone, a reseller of telecommunications services which currently provides cellular service to more than 64,000 subscribers and paging service to more than 15,000 subscribers in the Connecticut area.

PROPOSED ACQUISITION

  The Company has agreed to acquire all of the outstanding capital stock of Hatten Communications Holding Company, Inc., a Connecticut corporation doing business as Connecticut Telephone ("Connecticut Telephone"), pursuant to a Stock Purchase Agreement, dated as of January 7, 1998, by and among the Company, Connecticut Telephone and the stockholders of Connecticut Telephone (the "Stock Purchase Agreement") for approximately $68.0 million, which includes the assumption or repayment of approximately $13.5 million of existing indebtedness (the "Proposed Acquisition").

  Connecticut Telephone, through its wholly owned subsidiaries, is a reseller of cellular, paging, long distance and local exchange services. Connecticut Telephone currently provides cellular service to more than 64,000 subscribers and paging services to more than 15,000 subscribers in the Connecticut area. Connecticut Telephone operates through nine retail sales and service facilities throughout Connecticut and a direct sales force of over 40 persons.

  In the event that prior to the closing of the Proposed Acquisition (the "Closing"), Connecticut Telephone receives a bona fide written proposal for the acquisition of Connecticut Telephone or a substantial portion of its assets for consideration in excess of $68.0 million (which includes satisfaction of obligations for existing indebtedness), the Company will be required to deposit $2.5 million into an escrow account to secure its obligation to complete the Proposed Acquisition or the stockholders of Connecticut Telephone will be entitled to terminate the Stock Purchase Agreement.

  The consummation of the Proposed Acquisition is subject to customary closing conditions, including the receipt of necessary consents and approvals and the entering into of certain employment agreements reasonably satisfactory to the Company, and the completion of the Offerings. The Stock Purchase Agreement may be terminated by either the stockholders of Connecticut Telephone or the Company in the event that the Closing does not occur by March 1, 1998.

  It is presently anticipated that the Closing will occur shortly following the consummation of the Offerings, but there can be no assurance that the Closing will occur by such date, if at all.

  The summary set forth above of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                                 THE OFFERINGS

Common Stock offered by the
 Company:
 U.S. Offering................  6,400,000 shares
 International Offering.......  1,600,000 shares
     Total.................     8,000,000 shares(1)

Common Stock to be
 outstanding after the
 Offerings....................
                                21,180,387 shares(1)(2)

Use of Proceeds...............  Approximately $56.6 million of the net proceeds of the Offerings will be used for the
                                acquisition of Connecticut Telephone, including the purchase of the outstanding capital stock, the repayment of certain indebtedness and the payment of certain fees and expenses related to the Proposed Acquisition. In the event the Underwriters' over-allotment options are exercised, up to $10.0 million of the net proceeds from such exercise will be used to repay indebtedness of Connecticut Telephone. The remaining net proceeds, including the net proceeds from any exercise of the Underwriters' over-allotment options, will be used for general corporate purposes, including funding the expansion of the Company's sales, customer care and provisioning organizations, enhancement of the Company's billing system and, potentially, future acquisitions. See "Use of Proceeds."

Nasdaq National Market          "USNC"
 Symbol.......................

--------
  (1) Assumes no exercise of the over-allotment options granted by the Company to the Underwriters.
  (2) Excludes (i) shares reserved for issuance upon the exercise of options;
    (ii) 2,989,840 shares reserved for issuance upon exercise of outstanding warrants; (iii) 2,936,090 shares reserved for issuance as of November 30, 1997 upon conversion of the Convertible Notes (as defined); (iv) 988,142 shares reserved for issuance as of January 13, 1998 upon conversion of the Consent Convertible Notes; and (v) shares issuable upon conversion of the 9% Preferred Stock and Series A Preferred Stock with respect to accrued and unpaid dividends subsequent to September 30, 1997. As of December 31, 1997 on a pro forma basis giving effect to the Offerings, there were 3,245,540 shares reserved for issuance upon the exercise of outstanding options, 1,526,400 of which were vested. Of the vested options, as of December 31, 1997 on a pro forma basis giving effect to the Offerings, options for 623,560 shares were exercisable and options for an additional 649,600 shares become exercisable 180 days after the closing of the Offerings. The remaining vested options covering 253,240 shares become exercisable at such time, if any, as the Convertible Notes are converted into Common Stock.

                                  RISK FACTORS

  Prospective purchasers of the Common Stock should carefully consider the information set forth in this Prospectus, and in particular, should evaluate the factors set forth under "Risk Factors" beginning on page 12.

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The following summary historical consolidated financial data for the periods from inception of the Company in April 1994 to December 31, 1994 and for the years ended December 31, 1995 and December 31, 1996 was derived from, and should be read in conjunction with, the consolidated audited financial statements of the Company and the related notes thereto included elsewhere in this Prospectus. The data presented for the Company for the nine month periods ended September 30, 1996 and September 30, 1997 are derived from the unaudited financial statements of the Company appearing elsewhere herein, and in the opinion of management include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the Company's results of operations and financial condition for those periods. Results of operations for the nine months ended September 30, 1997 are not necessarily indicative of results of operations for the year ended December 31, 1997 or indicative of future periods. The summary unaudited pro forma statement of operations data for the year ended December 31, 1996 and for each of the nine month periods ended September 30, 1996 and September 30, 1997 give effect to the following transactions as if they had been completed on January 1, 1996: (i) the sale of Series A Preferred Stock on October 17, 1997 for an aggregate purchase price of $15.0 million; (ii) the conversion of all of the outstanding shares of 9% Preferred Stock and Series A Preferred Stock (including the shares of Series A Preferred Stock sold on October 17, 1997) into an aggregate of 5,943,916 shares of Common Stock concurrently with the closing of the Offerings (excluding for this purpose the effect of Common Stock issued in connection with such conversion in respect of accrued but unpaid dividends on the 9% Preferred Stock and Series A Preferred Stock subsequent to September 30, 1997); (iii) the consummation of the Offerings and the application of the estimated net proceeds therefrom as described in "Use of Proceeds;" and (iv) the Proposed Acquisition. The summary unaudited pro forma as adjusted balance sheet data as of September 30, 1997 gives effect to items
(i) through (iv) above and the issuance of the Consent Convertible Notes as if each had been completed on such date. The summary pro forma data does not purport to be indicative of the Company's actual results of operations or financial position that would have been reported had such events actually occurred on the dates specified, nor do they purport to be indicative of the Company's future results of operations or financial position. The following summary historical and pro forma consolidated financial data should be read in conjunction with "Selected Historical Consolidated Financial and Operating Data," "Pro Forma Consolidated Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical and pro forma financial statements, including the notes thereto, of the Company and the historical financial statements, including the notes thereto, of Connecticut Telephone appearing elsewhere in this Prospectus.

                                                                                     NINE MONTHS ENDED
                                                 YEAR ENDED                            SEPTEMBER 30,
                                                DECEMBER 31,             ---------------------------------------------
                          INCEPTION TO --------------------------------
                          DECEMBER 31,                       PRO FORMA               PRO FORMA              PRO FORMA
                              1994       1995       1996        1996        1996        1996       1997        1997
                          ------------ ---------  ---------  ----------  ----------  ----------  ---------  ----------
STATEMENT OF OPERATIONS
 DATA:
 Net service revenue....   $   1,737   $   7,884  $   9,814  $   40,132  $    7,599  $   29,725  $  26,998  $   56,818
 Cost of services.......       1,455       9,076      9,256      28,835       6,587      20,931     23,983      42,290
                           ---------   ---------  ---------  ----------  ----------  ----------  ---------  ----------
 Gross margin...........         282      (1,192)       558      11,297       1,012       8,794      3,015      14,528
 Sales and marketing
  expense...............       2,869       5,867     12,612      16,901       5,837       8,815     43,087      47,044
 General and
  administrative
  expense...............       4,686      11,100     20,665      34,770      10,920      21,309     26,882      40,182
 Interest expense.......          26         734      1,797       2,871          46         831      8,573       9,540
 Interest and other
  income (1)............         152         646      9,469       9,439       8,572       8,551      1,889       1,844
 Minority interest......         --          150        --          --          --          --         --          --
                           ---------   ---------  ---------  ----------  ----------  ----------  ---------  ----------
 Net loss...............   $  (7,147)  $ (18,097) $ (25,047) $  (33,806) $   (7,219) $  (13,610) $ (73,638) $  (80,394)
                           =========   =========  =========  ==========  ==========  ==========  =========  ==========
 Accumulated preferred
  dividends.............   $     707   $   3,103  $   3,691  $      --   $    3,466  $      --   $   1,012  $      --
 Net loss to common
  shareholder...........   $  (7,854)  $ (21,200) $ (28,738) $  (33,806) $  (10,685) $  (13,610) $ (74,650) $  (80,394)
 Net loss per common
  share.................   $   (6.56)  $   (7.01) $   (5.63) $    (1.77) $    (2.44) $    (0.74) $  (10.35) $    (3.80)
 Weighted average shares
  outstanding...........   1,196,780   3,025,200  5,102,330  19,046,246   4,384,993  18,328,909  7,212,511  21,156,427

                                            YEAR ENDED       NINE MONTHS ENDED
                            INCEPTION TO   DECEMBER 31,        SEPTEMBER 30,
                            DECEMBER 31, ------------------  ------------------
                                1994       1995      1996      1996      1997
                            ------------ --------  --------  --------  --------
OTHER DATA:
 EBITDA (2)...............    $(7,087)   $(15,901) $(30,390) $(14,385) $(64,429)
 Cash flows from operating
  activities..............     (6,141)    (14,247)  (23,910)  (14,092)  (57,822)
 Cash flows from investing
  activities..............     (1,708)     (2,556)    7,274     7,647   (10,071)
 Cash flows from financing
  activities..............     13,828      24,589    63,689    64,157   125,018
 Depreciation and
  amortization............        186       2,258     2,329     1,360     2,525
 Capital expenditures.....      1,728       1,740     2,259       285    10,071

                                     DECEMBER 31,                        SEPTEMBER 30,
                         ------------------------------------ -----------------------------------
                                                                                      PRO FORMA
                             1994          1995       1996      1996       1997          1997
                         ------------- ------------ --------- -------- ------------- ------------
BALANCE SHEET DATA:
 Cash and cash
  equivalents..........     $ 5,979      $13,766     $60,818  $71,390    $117,944      $204,018
 Total assets..........      12,747       20,471      78,052   88,083     179,157       341,360
 Long-term debt (net
  of current
  maturities)..........       3,176          518      59,864   58,352     167,287       189,053
 Redeemable preferred
  stock................      15,306       44,396      10,045    9,853      41,048           --
 Common stockholders'
  equity (deficit).....      (7,830)     (28,768)     (3,606)  14,022     (58,428)      115,260
                             AS OF        AS OF       AS OF    AS OF       AS OF        AS OF
                         SEPTEMBER 30, DECEMBER 31, MARCH 31, JUNE 30, SEPTEMBER 30, DECEMBER 31,
                             1996          1996       1997      1997       1997          1997
                         ------------- ------------ --------- -------- ------------- ------------
OPERATING DATA:
 Local access lines
  sold.................       4,630       10,283      35,397   79,321     135,172       191,069
 Local access lines in
  service..............       4,356        8,364      18,557   65,142     116,591       171,962
 Total employees.......         225          464         641      766         868         1,071
 Direct salesforce.....          81          206         256      332         321           426

--------
(1) Interest and other income for the year ended December 31, 1996 and the nine months ended September 30, 1996 includes a gain of $8.1 million realized on the sale of the Company's switching facilities in Ohio.
(2) EBITDA consists of operating income (loss) before depreciation and amortization. EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles. EBITDA is a measure commonly used in the telecommunications industry and is presented to assist in understanding the Company's operating results and as a tool for measuring the ability of the Company to service its debt. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs. See the Consolidated Statements of Cash Flows of the Company and the related notes to the Consolidated Financial Statements thereto included herein.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, prospective purchasers of the Common Stock should consider carefully the following factors.

NEGATIVE CASH FLOW AND OPERATING LOSSES; LIMITED OPERATING HISTORY

  The Company has experienced operating losses from its inception in April 1994 through the date of this Prospectus, excluding the effect of a one-time non-recurring gain, and has, to date, not generated positive cash flow. For the period from April 20, 1994 to December 31, 1994 and the fiscal year ended December 31, 1995, the Company's operating losses were $7.3 million and $18.2 million, respectively. These operating losses were primarily the result of the one-time installation costs and fixed ongoing costs related to switching facilities of the Company which were sold in February 1996, and the sales and marketing and general and administrative expenses required to build the Company's sales, customer, management information and marketing infrastructure. Excluding an $8.1 million non-recurring gain on the sale of such switching facilities, the Company would have lost $33.1 million for the year ended December 31, 1996. The Company lost $15.3 million (excluding the $8.1 million non-recurring gain) and $73.6 million for the first nine months of 1996 and 1997, respectively. The Company expects to realize additional operating losses on a consolidated basis while it continues to expand and develop its service offerings and its customer base. There can be no assurance that the Company will be able to develop or expand its customer base or that it will achieve profitability in future years.

  The Company has a limited operating history. Prospective investors, therefore, have limited historical financial information about the Company upon which to base an evaluation of its performance and an investment in the Common Stock offered hereby. Given the Company's limited operating history, there can be no assurance that the Company will be able to achieve or sustain positive cash flow from operating activities or to implement its growth strategy. See "Business--Growth Strategy."

SUBSTANTIAL LEVERAGE

  The Company has and will continue to have consolidated indebtedness that is substantial in relation to its stockholders' deficit. As of September 30, 1997, the Company had $177.3 million principal amount of long-term debt and total common stockholders' equity of $115.3 million, as adjusted to give effect to (i) the sale of Series A Preferred Stock on October 17, 1997 for an aggregate purchase price of $15.0 million, (ii) the conversion of all of the outstanding shares of 9% Preferred Stock and Series A Preferred Stock (including the shares of Series A Preferred Stock sold on October 17, 1997) into 5,943,916 shares of Common Stock concurrently with the closing of the Offerings (excluding for this purpose the effect of Common Stock issued in connection with such conversion in respect of accrued but unpaid dividends on the 9% Preferred Stock and Series A Preferred Stock subsequent to September 30, 1997), (iii) the issuance of the Consent Convertible Notes and (iv) the Offerings (after deducting underwriting discounts and commissions and estimated expenses of the Offerings and the receipt of the estimated net proceeds therefrom) and $189.1 million principal amount of long-term debt and total common stockholders' equity of $115.3 million, as further adjusted to give effect to the Proposed Acquisition. See "Capitalization."

  The Company's ability to make cash payments with respect to its outstanding indebtedness and to repay its obligations on such indebtedness at maturity will depend on its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control. Because the Company currently has a consolidated cash flow deficit, there can be no assurance that the Company will be able to make cash interest payments on its outstanding indebtedness when required or to repay its obligations at maturity. See "Description of Certain Indebtedness." The Company and its subsidiaries may incur additional indebtedness under certain circumstances. If the Company is unable to service its indebtedness, it will be forced to examine alternative strategies that may include actions such as reducing or delaying capital expenditures, restructuring or refinancing its indebtedness, the sale of assets or of the Company's ownership interest in its subsidiaries or seeking additional equity and/or debt financing. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all.

  The degree to which the Company is leveraged could have important consequences to the holders of the Common Stock, including the following: (i) the Company will have significant and increasing cash interest expense and significant principal repayment obligations with respect to outstanding indebtedness; (ii) the Company's degree of leverage and related debt service obligations may make it more vulnerable than some of its competitors to the effects of an economic downturn or other adverse developments; and (iii) the Company's ability to obtain additional financing could be impaired. In addition, pursuant to the terms of the Senior Note Indentures (as defined) and the Convertible Note Indentures (as defined), the ability of the Company to sell assets is restricted. See "Description of Certain Indebtedness."

ADDITIONAL CAPITAL REQUIREMENTS

  The Company believes that the net proceeds of the Offerings, following the consummation of the Proposed Acquisition, will be sufficient to meet planned capital expenditures and anticipated negative operating cash flow for the foreseeable future. To the extent that the Company has additional financing requirements, sources of funding may include public offerings or private placements of equity and/or debt securities, bank loans and additional capital contribution from new or existing stockholders. There can be no assurance that additional financing will be available to the Company or, if available, that it can be obtained on a timely basis and on terms acceptable to the Company and within the limitations contained in the Senior Note Indentures. Failure to obtain such financing could result in the delay or abandonment of the Company's development and expansion plans.

DEPENDENCE ON BILLING SERVICES AND IMPLEMENTATION

  The accurate and prompt billing of the Company's customers is essential to the Company's operations and future profitability. Historically the Company has relied on two third-party vendors to provide billing services. In the fourth quarter of 1997, however, the Company completed the process of transitioning to a single vendor. No assurances can be made that the transition to a single vendor will not adversely affect the Company's financial condition and results of operations. Presently, the Company relies, to a significant extent, on its billing vendor to rate, print and mail its customers' bills, and the Company is not in a position to control the management of or the provisioning of billing services by such vendor. In addition, such vendor has limited financial resources and personnel, and the Company's expected growth may strain such vendor's available resources. The Company is currently exploring a number of alternatives with respect to its billing services, but there can be no assurance that any such alternatives will be successfully implemented. The failure of any third-party vendor to provide all of the billing services required by the Company or the failure by the Company to implement other alternatives could have a material adverse effect on the financial condition and results of operations of the Company.

  In addition, the Company is dependent upon the prompt collection of payment of its customers' bills and, in turn, upon the creditworthiness of its customers and the continued implementation of adequate revenue assurance programs. The failure of its customers to pay their bills in a timely manner or the Company's failure to continue to properly assess the creditworthiness of its customers and implement adequate revenue assurance programs could have a material adverse effect on the Company's financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

DEPENDENCE ON RELATIONSHIP WITH THIRD-PARTY FACILITIES-BASED PROVIDERS

  The Company does not own any part of a local exchange network or a long distance network. As a result, the Company depends entirely on facilities-based carriers for the transmission of customer phone calls. For each local exchange market in which the Company operates, there currently is a single provider from whom the Company can purchase local exchange services on a ubiquitous basis. Under the Telecommunications Act, the Company is entitled to access to local exchange services in such markets. Although the Company believes that its relations with its underlying carriers are good, the termination of any of the Company's contracts with its carriers or a reduction in the quality or increase in cost of such carriers' services could have a material adverse effect on the Company's financial condition and results of operations. In addition, the accurate and prompt billing of the Company's customers is dependent upon the timeliness and accuracy of call detail records provided by the carriers whose service the Company resells. There can be no assurance that the current carriers will continue to provide, or that new carriers will provide, accurate information on a timely basis, and such carrier's failure to do so could have a material adverse effect on the Company's financial condition and results of operations. For example, there have been a number of provisioning and billing difficulties related to the local and long distance services provided to business customers in Manhattan, New York pursuant to an agreement with NYNEX. The problems included failure to provision customers, lost customer traffic information and receipt by customers of multiple billings for the same service. Much of the difficulty was due to the nature of the private local network with dedicated facilities designed for resale purposes. NYNEX required the services of a third-party billing vendor to help implement the billing portion of the arrangement. The Company has now contracted directly with that vendor for billing and systems support in order to avoid problems associated with such provisioning. However, because other RBOCs with which the Company may enter into agreements do not have significant experience handling large volumes of resold local exchange traffic, there can be no assurance as to the quality of the service that the Company will receive or that similar problems will not occur.

  In addition, physical damage, power loss and software defects of the RBOCs, the Company or its billing vendor may cause interruption in service and/or reduced capacity for the Company's customers. In the event that the Company's long distance carriers are unable to handle the growth in customer usage, the Company could transfer such traffic to a carrier that had sufficient capacity, but there can be no assurance that additional capacity will be available. If any of the local exchange carriers ("LECs") are unable to handle the provisioning or growth in customer usage, then the Company would be required to use another local carrier, which could be difficult in light of the limited development of facilities-based competitive local exchange networks. In the event the Company otherwise elects to use other carriers, the charges for such services may exceed those under the existing contracts, which could have a material adverse effect on the Company's financial condition and results of operations. See "Business--Vendor Agreements."

COMPETITION

  The Company operates in a highly competitive environment and has no significant market share in any market in which it operates. The Company expects that competition will continue to intensify in the future due to regulatory changes, including continued implementation of the Telecommunications Act, and the increase in the size, resources and number of market participants. In each of its markets, the Company faces competition for local service from larger, better capitalized incumbent providers. Additionally, the long distance market is already significantly more competitive than the local exchange market because the incumbent local exchange carriers ("ILECs"), including the RBOCs, have historically had a monopoly position within the local exchange market.

  In the local exchange market, the Company also faces competition or prospective competition from one or more CLECs, many of which have significantly greater financial resources than the Company, and from other competitive providers, including some non-facilities-based providers like the Company. For example, AT&T Corp. ("AT&T"), MCI Communications Corporation ("MCI") and Sprint Corporation ("Sprint"), among other carriers, have each begun to offer local telecommunications services in major U.S. markets using their own facilities or by resale of the ILECs' or other providers' services. In fact, certain competitors, including AT&T, MCI and Sprint, have entered into interconnection agreements with Ameritech with respect to the States of Illinois, Michigan and Ohio. These competitors either have begun or in the near future likely will begin offering local exchange service in those states, subject to the joint marketing restrictions under the Telecommunications Act described below. In addition, some of these competitors have entered into interconnection agreements with NYNEX and either have begun or in the near future likely will begin offering local exchange service in New York and Massachusetts, subject to such joint marketing restrictions. In addition to these long distance service providers, entities that currently offer or are potentially capable of offering switched services include CLECs, cable television companies, electric utilities, other long distance carriers, microwave carriers, wireless telephone system operators and large customers who build private networks. Many facilities-based CLECs and long distance carriers, for example, have committed substantial resources to building their networks or to purchasing

CLECs or IXCs with complementary facilities. By building or purchasing a network or entering into interconnection agreements or resale agreements with ILECs, including RBOCs, a facilities-based provider can offer single source local and long distance services similar to those offered by the Company. Such additional alternatives may provide such competitors with greater flexibility and a lower cost structure than the Company. In addition, some of these CLECs and other facilities-based providers of local exchange service are acquiring or being acquired by IXCs. While certain of these combined entities, such as the entity to be formed by the proposed merger of WorldCom, Inc. and MCI, may continue to be subject to the joint marketing restrictions in the Telecommunications Act (as discussed below), others will not be subject to such restrictions. Any of these combined entities may have resources far greater than those of the Company and may provide a bundled package of telecommunications products, including local and long distance telephony, that is in direct competition with the products offered by the Company.

  With respect to wireless telephone system operators, the FCC has authorized cellular, personal communications service ("PCS") and other commercial mobile radio service ("CMRS") providers to offer wireless services to fixed locations, rather than just to mobile customers, in whatever capacity such CMRS providers choose. Previously, cellular providers could provide service to fixed locations only on an ancillary or incidental basis. This authority to provide fixed as well as mobile services will enable CMRS providers to offer wireless local loop service and other services to fixed locations (e.g., office and apartment buildings) in direct competition with the Company and other providers of traditional fixed telephone service. In addition, in August 1996, the FCC promulgated regulations that classify CMRS providers as telecommunications carriers, thus giving them the same rights to interconnection and reciprocal compensation under the Telecommunications Act as other non-LEC telecommunications carriers, including the Company.

  The Company will also face competition from other fixed wireless services, including Multichannel Multipoint Distribution Service ("MMDS"), 28 GHz Local Multipoint Distribution Service ("LMDS") and 38 GHz wireless communications systems, 2.8 GHz Wireless Communications Service ("WCS"), FCC Part 15 unlicensed wireless radio devices, and other services that use existing point-to-point wireless channels on other frequencies. The FCC has announced plans to hold an auction for LMDS licenses in all markets for the provision of high capacity, wide-area fixed wireless point-to-multipoint systems. In addition, the FCC has adopted rules to auction geographical area wide licenses for the operation of fixed wireless point-to-multipoint communications services in the 38 GHz band, although many 38 GHz licenses have already been issued nationwide. The LMDS auction is scheduled to begin in February 1998 and the 38 GHz auction is expected to occur later in 1998. The MMDS service, also known as "wireless cable," also currently competes for metropolitan wireless broadband services. At present, wireless cable licenses are used primarily for the distribution of video programming and have only a limited capability to provide two-way communications needed for wireless broadband telecommunications services, but there can be no assurance that this will continue to be the case. The FCC has initiated a proceeding to determine whether to provide wireless cable operators with greater technical flexibility to offer two-way services. The FCC also has indicated that it plans to propose rules for the issuance of licenses in the 24 GHz band for Digital Electronic Message Service ("DEMS"), which also is designed to offer high capacity, wide area fixed point-to-multipoint service, and many 24 GHz DEMS licenses have already been issued nationwide. Finally, the FCC has allocated a number of spectrum blocks for use by wireless devices that do not require site or network licensing. A number of vendors have developed such devices that may provide competition to the Company, in particular for certain low data-rate transmission services.

  Under the Telecommunications Act and related federal and state regulatory initiatives, barriers to local exchange competition are being removed. The availability of broad-based local resale and introduction of facilities-based local competition are required before the RBOCs may provide in-region interexchange long distance services. Also, the largest long distance carriers (AT&T, MCI, Sprint and any other carrier with 5% or more of the pre-subscribed access lines) are prevented under the Telecommunications Act from bundling local services resold from an RBOC in a particular state with their long distance services until the earlier of (i) February 8, 1999 or (ii) the date on which the RBOC whose services are being resold obtains in-region long distance authority in that state. The RBOCs are currently allowed to offer certain in-region "incidental" long distance services (such as cellular, audio and visual programming and certain interactive storage and retrieval functions) and to offer virtually all out-of-region long distance services.

  Section 271 of the Telecommunications Act prohibits an RBOC from providing long-distance service that originates (or in certain cases terminates) in one of its in-region states until the RBOC has satisfied certain statutory conditions in that state and has received the approval of the FCC. The FCC has to date denied each application for such approval, including the application of Ameritech for in-region long distance authority in Michigan. The Company anticipates that a number of RBOCs, including Ameritech and Bell Atlantic, will file additional applications for in-region long distance authority in certain states in 1998. The FCC will have 90 days from the date an application for in-region long distance authority is filed to decide whether to grant or deny the application. Based on continuing legal challenges, the Company does not believe that any RBOC will provide in-region long distance services on a significant basis prior to 1999.

  Once the RBOCs are allowed to offer widespread in-region long distance services, both they and the largest IXCs will be in a position to offer single-source local and long distance services similar to those offered by the Company. On December 31, 1997, a United States District Court judge in Texas held unconstitutional certain sections of the Telecommunications Act, including Section 271. This decision would permit the three RBOCs that are parties in the case, including Bell Atlantic, immediately to begin offering widespread in-region long distance services. Unless stayed or overturned on appeal, this decision could have a material adverse effect on the Company. The FCC and certain IXCs have filed a request for a stay and the Company expects that the FCC and certain IXCs will file appeals of the decision with the United States Court of Appeals for the Fifth Circuit. Although there can be no assurance as to the outcome of this litigation, the Company believes that significant parts of the District Court decision may be reversed or vacated on appeal.

  While new business opportunities will be made available to the Company through the Telecommunications Act and other federal and state regulatory initiatives, regulators are likely to provide the ILECs with an increased degree of flexibility with regard to pricing of their services as competition increases. Although the Ameritech and Bell Atlantic/NYNEX resale agreements contain certain pricing protections, including adjustments in the wholesale rates to be consistent with any changes in the Ameritech and Bell Atlantic/NYNEX retail rates, if the ILECs elect to lower their rates and sustain lower rates over time, this may adversely affect the revenues of the Company and place downward pressure on the rates the Company can charge. While the Ameritech and Bell Atlantic/NYNEX resale agreements ensure that the Company will receive any lower rate provided to any other reseller, under the Bell Atlantic/NYNEX resale agreement if such lower rate is provided to a reseller committing to both a longer term and a greater volume commitment, the Company receives the lower rate, but must negotiate with Bell Atlantic a reasonable transition to similar commitments. If the Company cannot successfully negotiate such a transition with Bell Atlantic, then the Company may be unable to maintain the lowest rate. The Company believes the effect of lower rates may be offset by the increased revenues available by offering new products and services to its target customers, but there can be no assurance that this will occur. In addition, if future regulatory decisions afford the LECs excessive pricing flexibility or other regulatory relief, such decisions could have a material adverse effect on the Company.

  Competition for the Company's products and services is based on price, quality, network reliability, service features and responsiveness to customer needs. While the Company believes that it currently has certain advantages relating to the timing, ubiquity and cost savings resulting from its resale agreements, there is no assurance that the Company will be able to maintain these advantages. A continuing trend toward business combinations and alliances in the telecommunications industry may create significant new competitors to the Company. Many of the Company's existing and potential competitors have financial, technical and other resources significantly greater than those of the Company. In addition, in December 1997, the FCC issued rules to implement the provisions of the World Trade Organization Agreement on Basic Telecommunications, which was drafted to liberalize restrictions on foreign ownership of domestic telecommunications companies and to allow foreign telecommunications companies to enter domestic markets. The new FCC rules are presently scheduled to go into effect in February 1998 and will make it substantially easier for many non-U.S. telecommunications companies to enter the U.S. market, thus further increasing the number of competitors. The new rules will also give non-U.S. individuals and corporations greater ability to invest in U.S. telecommunications companies, thus increasing the financial and technical resources available to the Company and its existing and potential competitors.

ABILITY TO MEET MINIMUM COMMITMENTS; TERMINATION OF AGREEMENTS

  Substantially all of the resale agreements between the Company and local exchange carriers or long distance carriers contain term and volume commitments. The local exchange resale agreements typically provide a minimum usage which requires the Company to have a minimum number of lines in place at the end of the applicable measurement period (typically one year). The long distance resale agreements typically require certain annual commitments from the Company. The inability of the Company to meet its minimum annual commitments or designated thresholds may result in substantial underutilization charges, and, in the case of the long distance agreements, a significant increase in the rates charged to the Company. The majority of resale agreements also contain carryover provisions which permit the Company to carryforward volume shortfalls and may serve to delay, or possibly eliminate, the payment of a significant portion of any shortfall the Company may experience. While these "carryover pools" may provide the Company with some additional time to build its customer base, any underutilization charges or rate increases could have a material adverse effect on the financial condition and results of operations of the Company.

  Each of the resale agreements contains termination provisions which, among other things, require the Company to pay termination charges if the Company terminates an agreement prior to the end of term. The incurrence of any termination charges could have a material adverse effect on the Company's financial condition and results of operations.

LACK OF EXPERIENCE OFFERING ADDITIONAL PRODUCTS AND SERVICES

  The Company's strategy includes offering additional telecommunications products and services, including, in the event the Proposed Acquisition is consummated, wireless telephone service. Entry into new markets entails risks associated with the state of development of the markets, intense competition from companies already operating in those markets, potential competition from companies that may have greater financial resources and experience than the Company and increased selling and marketing expenses. There can be no assurance that the Company's products or services will receive market acceptance in a timely manner, if at all, or that prices and demand in new markets will be at a level sufficient to provide profitable operations. See "Industry Overview" and "Business--Competition."

REGULATION AND RISKS OF THE TELECOMMUNICATIONS ACT

  The Company is currently subject to federal and state government regulation of its telecommunications services. The Company is regulated at the federal level by the FCC. It is required to obtain and maintain an FCC certificate in connection with its international services, and to file and maintain both domestic and international tariffs containing the currently effective rates, terms and conditions of service for its resale long distance services. The FCC issued regulations eliminating this tariffing requirement for all interstate nondominant carriers, except for, under certain circumstances, the RBOCs. Those regulations have been stayed on appeal by third parties, and the Company is currently required to file tariffs with the FCC.

  The intrastate local and long distance telecommunications operations of the Company are also subject to various state laws and regulations. The Company must obtain and maintain certificates of public convenience and necessity from regulatory authorities in most states in which it offers service. In most states, the Company must also file and obtain prior regulatory approval of tariffs for intrastate services. In addition, the Company must update or amend the tariffs and, in some cases, the certificates of public convenience and necessity, when rates are adjusted or new products are added to the local and long distance services offered by the Company. Challenges by third parties to the Company's tariffs filed with the FCC or the state regulatory commissions could cause the Company to incur substantial legal and administrative expenses.

  The Telecommunications Act has already resulted in comprehensive changes in the regulatory environment for the telecommunications industry as a whole, and will have a material impact on the local exchange industry and the competitive environment in which the Company operates. The Company believes that the speed with which additional competition in local exchange services develops will depend on a number of factors, including the extent to which each ILEC actively attempts to maintain its local exchange market share or to enter new lines of business, particularly, in the case of RBOCs, the in-region long distance business. While each ILEC now has the duty to negotiate on a good-faith basis access and interconnection agreements with facilities-based competitors and resale agreements with competitors such as the Company, the timing and terms of such agreements are at least in part within the control of the ILEC. An ILEC that places the highest priority on maintaining its market share in local exchange service may have less incentive to negotiate such agreements swiftly or on terms favorable to potential competitors. Indeed, numerous potential competitors, including AT&T, have requested, under the provisions of the Telecommunications Act, that various state regulatory authorities arbitrate their negotiations with various RBOCs and GTE Corporation ("GTE") because they have been unable to reach agreement with those RBOCs and GTE for access and interconnection to provide competitive local exchange services. In addition, all negotiated resale and long distance agreements must be submitted to and approved by the relevant state public service commission. The speed with which additional competition in local exchange services develops will also depend on the effect of the rules and policies recently adopted by the FCC and individual states in implementing the relevant provisions of the Telecommunications Act. If competition in local exchange services develops slowly, the ability of the Company to compete may be adversely affected.

  The concept of resale of local exchange services is a relatively new development in the telecommunications industry, and the Company cannot predict how the relevant provisions of the Telecommunications Act will be interpreted and implemented by the FCC, state regulators, courts and the ILECs. In August 1996, the FCC issued regulations that, among other things, established pricing methodologies and interim default rates for resold ILEC services and unbundled LEC network elements. A number of RBOCs, state regulatory commissions and other parties have asked the FCC to reconsider these and other regulations implementing the Telecommunications Act. In July 1997, the U.S. Court of Appeals for the Eighth Circuit struck down certain of the rules (including the provisions establishing pricing methodologies and default rates for resold services and unbundled network elements). The appeals court concluded that the Telecommunications Act granted the states the authority to set the rates for interconnection, unbundled network elements and resold services and that the FCC therefore lacked jurisdiction to issue the pricing rules or to preempt state pricing rules. Although many state commissions followed the FCC's pricing rules prior to the Eighth Circuit decision and are not likely to repudiate these actions, carriers seeking entry into the competitive local exchange market have expressed concern about the lack of uniformity in pricing that may result from the court's rejection of national pricing rules. The Company cannot predict the impact of the Eighth Circuit's decision on the Company's operations. In October 1997, the same court issued an order clarifying that the RBOCs were not required to rebundle unbundled network elements that competing carriers had purchased separately. If upheld, this ruling would make it more difficult for the Company and its competitors, including the large IXCs, to use rebundled unbundled network elements or the "UNE Platform" to enter and compete in the local exchange market. The FCC, numerous IXCs and various other parties filed petitions for certiorari with the U.S. Supreme Court, which accepted the case for review on January 26, 1998. The Supreme Court is not expected to issue a decision before the end of 1998. Some of the same parties and certain other parties also have asked the FCC to reconsider these and other regulations implementing the Telecommunications Act. On January 22, 1998, the Eighth Circuit Court of Appeals ruled that the FCC cannot apply its local competition pricing rules in reviewing applications of the RBOCs for authorization to provide long distance service that originates and certain long distance services that terminate in one of their in-region states. If upheld, this decision would make it somewhat easier for the RBOCs to enter the market for in-region long distance services and would make it more costly for facilities-based competitors to enter the local exchange market. The Company cannot predict the outcome of the FCC's reconsideration or the Supreme Court proceedings, either of which could have a material adverse impact on the Company.

  On December 31, 1997, a United States District Court judge in Texas held unconstitutional certain sections of the Telecommunications Act, including
Section 271. This decision would permit the three RBOCs that are parties in the case, including Bell Atlantic, immediately to begin offering widespread in-region long distance services. Unless stayed or overturned on appeal, this decision could have a material adverse effect on the Company. The FCC and certain IXCs have filed a request for a stay and the Company expects that the FCC and certain IXCs will file appeals of the decision with the United States Court of Appeals for the Fifth Circuit. Although there can be no assurance as to the outcome of this litigation, the Company believes that significant parts of the District Court decision may be reversed or vacated on appeal. In addition, no assurance can be given that other changes in current federal or state legislation or regulations would not materially adversely affect the Company. See "Business--Government Regulation" and "--Competition."

ABILITY TO MANAGE GROWTH; RAPID EXPANSION OF OPERATIONS

  The Company's officers have had limited experience in managing companies as large and as rapidly growing as the Company. The Company's strategy of continuing its growth and expansion will place additional demands upon the Company's current management and other resources and will require additional working capital, information systems and management, operational and other financial resources. The continued growth of the Company will depend on various factors, including, among others, federal and state regulation of the telecommunications industry, competition, and the ability of LECs, including the RBOCs, to provision the Company's additional customers. Not all of the foregoing factors are within the control of the Company. In particular, there can be no assurance that the RBOCs with which the Company has resale agreements will be able to provision new customers in a timely manner. The Company's ability to manage growth successfully will require the Company to continue to enhance its operational, managerial, financial and information systems and controls. The Company has modified and will continue to modify its billing and customer care systems to address the resale of local services under the Ameritech and NYNEX agreements. However, there can be no assurance that such systems will be adequate to manage the Company's anticipated expansion. No assurance can be given that the Company will be able to manage its expanding operations and, if the Company's management is unable to manage growth effectively, the Company's financial condition and results of operations could be materially adversely affected. See "--Proposed Acquisition of Connecticut Telephone." Furthermore, there can be no assurance that the growth experienced by the Company in the past will continue.

PROPOSED ACQUISITION OF CONNECTICUT TELEPHONE

  The Company recently entered into the Stock Purchase Agreement to acquire all of the outstanding capital stock of Connecticut Telephone for an aggregate purchase price of $68.0 million, which includes the assumption or repayment of approximately $13.5 million of existing indebtedness. The consummation of the Proposed Acquisition is subject to a number of conditions and there can be no assurances that the acquisition will be consummated. See "Prospectus Summary-- Proposed Acquisition."

  If consummated, the Proposed Acquisition will involve significant risks and uncertainties for the Company, including risks related to the integration of the operations of Connecticut Telephone, the diversion of management's attention from other business concerns and risks related to entering markets in which the Company has limited or no direct experience. The success of the Proposed Acquisition is largely dependent on the ability of the Company to integrate the operations of Connecticut Telephone into its operations in an efficient and effective manner. There can be no assurance that there will not be substantial unanticipated costs or problems associated with the integration effort. There can be no assurance that, if the Proposed Acquisition is successfully consummated, it will be integrated on a timely basis or that the anticipated benefits of the acquisition will be realized. Failure to effectively accomplish the integration of Connecticut Telephone could have a material adverse effect on the Company's results of operations and financial condition.

DEPENDENCE ON KEY PERSONNEL

  The Company believes that its continued success will depend to a significant extent upon the abilities and continued efforts of its management, particularly members of its senior management team. Many of the

Company's executive officers and other key employees have only recently joined the Company. The loss of the services of any of such individuals could have a material adverse effect on the Company's results of operations. The success of the Company will also depend, in part, upon the Company's ability to identify, hire and retain additional key management personnel, including senior management, who are also being sought by other businesses. Competition for qualified personnel in the telecommunications industry is intense. The inability to identify, hire and retain such personnel could have a material adverse effect on the Company's financial condition and results of operations. See "Management--Executive Officers and Directors."

IMPACT OF TECHNOLOGICAL CHANGE

  The telecommunications industry has been characterized by rapid technological change, frequent new service introductions and evolving industry standards. For example, increases in technological capabilities or efficiencies could create an incentive for more entities to enter the facilities-based local exchange business. Similarly, such changes could result in lower retail rates for telecommunications services, which could have a material adverse effect on the Company's ability to price its services competitively. Although the effect of technological change on the future business of the Company cannot be predicted, it could have a material adverse effect on the Company's business, results of operations and financial condition.

ABSENCE OF A PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offerings, there has been no public market for the Common Stock. There can be no assurance that an active trading market will develop or be sustained or that after the Offerings the market price of the Common Stock will not decline below the initial public offering price. The market price of the Common Stock is likely to be highly volatile. Factors such as delays by the Company in achieving its expansion goals, fluctuations in the Company's operating results, announcements of new services offered by the Company or its competitors, changes in earnings estimates of securities analysts, regulatory changes and general market conditions, among other things, could cause the market price of the Common Stock to fluctuate substantially. The initial public offering price was determined pursuant to negotiations between the Company and the representatives of the Underwriters, and may not be indicative of the market price for the Common Stock after the Offerings. See "Underwriting."

ABSENCE OF DIVIDENDS

  The Company has never paid a cash dividend on the Common Stock and does not anticipate paying any such dividend in the foreseeable future. Earnings, if any, which might be generated from operations of the Company will be used to finance growth of the Company. See "Dividend Policy." The Senior Note Indentures include significant limitations on the Company's ability to pay dividends to the holders of Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of shares of Common Stock in the public market or the perception that such sales could occur could have a material adverse effect on the price of the Common Stock. All of the shares of Common Stock issuable upon the conversion of the Company's 9% Convertible Subordinated Notes due 2004 (the "Convertible Notes") (2,936,090 shares as of November 30, 1997 and accreting to 3,449,598 shares by September 30, 1999) and the 2,989,840 shares of Common Stock issuable upon exercise of warrants will be available for sale pursuant to a shelf registration statement 120 days following the consummation of the Offerings. In addition, the Company has agreed to register the Consent Convertible Notes and the shares of Common Stock issuable upon conversion thereof (988,142 shares as of the date of issuance of the Consent Convertible Notes) under the Securities Act, which shares will be available for immediate sale without restriction upon such conversion and registration.

  The 7,212,511 shares of Common Stock outstanding as of November 30, 1997 are "restricted securities" under the Securities Act and may be sold only if they are registered or qualify for an exemption from registration under the Securities Act. In addition, the outstanding shares of 9% Preferred Stock and Series A Preferred Stock will be converted concurrently with the closing of the Offerings into an aggregate of 5,943,916 shares of Common Stock (excluding for this purpose the effect of Common Stock issued in connection with such conversion in respect of accrued but unpaid dividends on the 9% Preferred Stock and Series A Preferred Stock subsequent to September 30, 1997). Pursuant to a registration agreement dated as of June 22, 1995, as subsequently amended, the Company has granted certain registration rights to the Original Purchasers (as defined) covering a substantial majority of the outstanding Common Stock and all of the Common Stock to be issued upon conversion of the 9% Preferred Stock and the Series A Preferred Stock. See "Certain Relationships and Related Transactions" and "Description of Capital Stock-- Registration Rights." In addition, as of December 31, 1997 on a pro forma basis giving effect to the Offerings, there were 3,245,540 shares reserved for issuance upon the exercise of outstanding options, 1,526,400 of which were vested. Of the vested options, as of December 31, 1997 on a pro forma basis giving effect to the Offerings, options for 623,560 shares were exercisable and options for an additional 649,600 shares become exercisable 180 days after the closing of the Offerings. The remaining vested options covering 253,240 shares become exercisable at such time, if any, as the Convertible Notes are converted into Common Stock. The Company intends to file a registration statement on Form S-8 to register shares of Common Stock reserved or to be available for issuance under the Company's existing stock option plans.

  Except for the issuance by the Company of Common Stock pursuant to existing stock option plans or upon the exercise of warrants, the Company, its directors and executive officers and certain existing stockholders have agreed not to, directly or indirectly, sell, offer to sell, grant any option for sale of, or dispose of, any capital stock of the Company or any security convertible or exchangeable into, or exercisable for, such capital stock, or, in the case of the Company, file any registration statement with respect to any of the foregoing pursuant to the Securities Act without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the Underwriters for a period of 180 days following the date of this Prospectus. MLAM has agreed to substantially similar restrictions for a period of 180 days following the date of this Prospectus, subject to certain exceptions.

CONTROL BY EXISTING STOCKHOLDERS

  Following the consummation of the Offerings, approximately 60% of the outstanding Common Stock will be owned by the management of the Company and Chase Venture Capital Associates, L.P., CIBC Wood Gundy Ventures, Inc., HarbourVest Partners, LLC, Northwood Capital Partners LLC, Northwood Ventures LLC, BT Capital Partners, Inc., Prime New Ventures and the Fidelity Entities (as defined) (collectively, the "Original Purchasers"). Consequently, management and the Original Purchasers will have the ability to control the election of all the members of the Company's Board of Directors and the outcome of all corporate actions requiring stockholder approval. Additionally, MLAM holds Convertible Notes which were convertible into 2,936,090 shares of Common Stock as of November 30, 1997, Consent Convertible Notes which were convertible into 988,142 shares of Common Stock on the date of issuance and warrants which are currently exercisable or will be exercisable following the consummation of the Offerings for an aggregate of 935,940 shares of Common Stock.

ANTI-TAKEOVER PROVISIONS

  In connection with the Offerings, the Company's Certificate of Incorporation will be amended and restated (the "Restated Certificate of Incorporation") and its By-Laws will be amended and restated (the "Restated By-Laws") and will contain certain provisions that may have the effect of discouraging, delaying or making more difficult a change in control of the Company or preventing the removal of incumbent directors even if a majority of the Company's stockholders were to deem such an attempt to be in the best interests of the Company. Among other things, the Restated Certificate of Incorporation will provide for a classified Board of Directors and to allow the Board of Directors to issue up to 10,000,000 shares of preferred stock and fix the rights, privileges and preferences of those shares without any further vote or action by the stockholders. The rights of the holders of

Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Any such issuance of shares of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. In addition, the Restated By-Laws, among other things, will limit the manner in which directors may be nominated by stockholders and limit the manner in which proposals may be made at stockholder meetings. The Company is also subject to Section 203 of the Delaware General Corporation Law (the "DGCL"), which could have the effect of delaying or preventing a change of control of the Company. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares or could depress the market price of the Common Stock. See "Description of Capital Stock--Certain Charter and By-Law Provisions" and "--Certain Statutory Provisions."

IMMEDIATE AND SUBSTANTIAL DILUTION OF SHARES

  Purchasers of the Common Stock offered hereby will suffer immediate and substantial dilution of $12.04 in the net tangible book value per share of Common Stock from the initial public offering price. In the event the Company issues additional shares of Common Stock in the future, purchasers of Common Stock in the Offerings may experience further dilution in the net tangible book value per share of Common Stock. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Common Stock being offered hereby (after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company) are estimated to be approximately $117.6 million ($135.5 million if the Underwriters' over-allotment options are exercised in full).

  The Company currently intends to use approximately $56.6 million of the net proceeds of the Offerings to finance the Proposed Acquisition, including the purchase of the outstanding capital stock, the repayment of approximately $1.5 million of indebtedness and the payment of certain fees and expenses related to the Proposed Acquisition. The $1.5 million of indebtedness to be repaid bears interest at a rate of 10% per annum. Additionally, in the event the Underwriters' over-allotment options are exercised, up to $10.0 million of the net proceeds from such exercise will be used to repay indebtedness of Connecticut Telephone outstanding under the Second Amended and Restated Master Credit Facility, dated May 23, 1997 (the "Credit Facility"), between Connecticut Telephone and BankBoston, N.A. and State Street Bank. Borrowings under the Credit Facility bear interest at a rate of prime plus 1.25% per annum (9.75% as of December 31, 1997). In the event the Proposed Acquisition is not consummated, all of the net proceeds, including the net proceeds from any exercise of the Underwriters' over-allotment options, will be used for general corporate purposes as described below.

  The remaining net proceeds of the Offerings, including the net proceeds from any exercise of the Underwriters' over-allotment options, will be used for general corporate purposes, including funding the expansion of its sales, customer care and provisioning organizations, enhancement of the Company's billing system and, potentially, future acquisitions. Pending application of the net proceeds of the Offerings as described herein, the Company intends to invest such proceeds in investment-grade, short-term, interest-bearing securities.

                                DIVIDEND POLICY

  The Company anticipates substantial net losses and negative cash flow for the foreseeable future. It is anticipated that earnings, if any, which may be generated from operations of the Company will be used to finance the growth of the Company and that cash dividends will not be paid to holders of Common Stock. The Senior Note Indentures include significant limitations on the Company's ability to pay dividends to the holders of Common Stock. See "Description of Certain Indebtedness."

                                CAPITALIZATION

  The following table sets forth the total cash and cash equivalents and capitalization of the Company as of September 30, 1997, and as adjusted to give effect to (i) the sale of Series A Preferred Stock on October 17, 1997 for an aggregate purchase price of $15.0 million; (ii) the conversion of all of the outstanding shares of 9% Preferred Stock and Series A Preferred Stock (including the shares of Series A Preferred Stock sold on October 17, 1997) into an aggregate of 5,943,916 shares of Common Stock concurrently with the closing of the Offerings (excluding for this purpose the effect of Common Stock issued in connection with such conversion in respect of accrued but unpaid dividends on the 9% Preferred Stock and Series A Preferred Stock subsequent to September 30, 1997); (iii) the issuance of the Consent Convertible Notes; and (iv) the sale of 8,000,000 shares of Common Stock offered hereby (after deducting underwriting discounts and commissions and estimated expenses of the Offerings) and the receipt of the net proceeds therefrom and pro forma to reflect the transactions described in items (i) through (iv) above, as well as the Proposed Acquisition. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the "Pro Forma Consolidated Financial Statements" and the historical financial statements, including the notes thereto, of the Company and the consolidated financial statements, including the notes thereto, of Hatten Communications Holding Company, Inc. appearing elsewhere in this Prospectus. See "Use of Proceeds" and "Description of Capital Stock."

                                                           AS OF
                                                     SEPTEMBER 30, 1997
                                               --------------------------------
                                                    (IN THOUSANDS EXCEPT
                                                     SHARE INFORMATION)
                                               --------------------------------
                                                              AS
                                               HISTORICAL  ADJUSTED   PRO FORMA
                                               ----------  ---------  ---------
Cash and cash equivalents..................... $ 117,944   $ 260,584  $ 204,018
                                               =========   =========  =========
Long-term debt
 14 5/8% Senior Discount Notes due 2004....... $ 101,830   $ 101,830  $ 101,830
 14% Senior Discount Notes due 2003...........    34,580      34,580     34,580
 9% Convertible Subordinated Notes due 2004...    30,188      30,188     30,188
 9% Consent Convertible Subordinated Notes due
  2006........................................       --       10,000     10,000
 Notes payable and capital lease obligations..       689         689     12,455
                                               ---------   ---------  ---------
    Total long-term debt......................   167,287     177,287    189,053
Redeemable Preferred Stock
 9% Preferred Stock, par value $1.00 per
  share, 30,000 shares authorized; 10,920
  shares issued and outstanding (actual); no
  shares authorized, issued and outstanding
  (as adjusted, pro forma)....................        11         --         --
 9% Preferred Stock, Series A, par value $1.00
  per share, 150,000 shares authorized, 30,209
  shares issued and outstanding (actual); no
  shares authorized, issued and outstanding
  (as adjusted, pro forma) ...................        30         --         --
 Accumulated unpaid dividends.................       317         --         --
 Additional paid-in capital...................    40,690         --         --
                                               ---------   ---------  ---------
    Total redeemable preferred stock..........    41,048         --         --
Common stockholders' equity (deficit)
 Common Stock, $.01 par value, 30,000,000
  shares authorized, 7,222,511 shares issued
  and outstanding (actual); 100,000,000 shares
  authorized, 21,166,427 shares issued and
  outstanding (as adjusted, pro forma)(/1/)...        72         211        211
 Common Stock held in treasury (10,000
  shares).....................................        (1)         (1)        (1)
 Additional paid-in capital...................    73,942     247,491    247,491
 Accumulated deficit..........................  (132,441)   (132,441)  (132,441)
                                               ---------   ---------  ---------
    Total common stockholders' equity
     (deficit)................................   (58,428)    115,260    115,260
                                               ---------   ---------  ---------
      Total capitalization.................... $ 149,907   $ 292,547  $ 304,313
                                               =========   =========  =========

--------
(1) Excludes (i) shares reserved for issuance upon the exercise of options;
    (ii) 2,989,840 shares reserved for issuance upon exercise of outstanding warrants; (iii) 2,936,090 shares reserved for issuance as of November 30, 1997 upon conversion of the Convertible Notes; (iv) 988,142 shares reserved for issuance as of January 13, 1998 upon conversion of the Consent Convertible Notes; and (v) shares issuable upon conversion of the 9% Preferred Stock and Series A Preferred Stock with respect to accrued and unpaid dividends subsequent to September 30, 1997. As of December 31, 1997 on a pro forma basis giving effect to the Offerings, there were 3,245,540 shares reserved for issuance upon the exercise of outstanding options, 1,526,400 of which were vested. Of the vested options, as of December 31, 1997 on a pro forma basis giving effect to the Offerings, options for 623,560 shares were exercisable and options for an additional 649,600 shares become exercisable 180 days after the closing of the Offerings. The remaining vested options covering 253,240 shares become exercisable at such time, if any, as the Convertible Notes are converted into Common Stock.

                                   DILUTION

  As of September 30, 1997, the net tangible deficit of the Common Stock was $90.0 million, or approximately $12.46 per share outstanding. As of September 30, 1997, the as adjusted net tangible deficit of the Common Stock after giving effect to (i) the sale of Series A Preferred Stock on October 17, 1997 for an aggregate purchase price of $15.0 million and (ii) the conversion of all of the outstanding shares of 9% Preferred Stock and Series A Preferred Stock (including the shares of Series A Preferred Stock sold on October 17,
1997) into an aggregate of 5,943,916 shares of Common Stock concurrently with the closing of the Offerings (excluding for this purpose the effect of Common Stock issued in connection with such conversion in respect of accrued but unpaid dividends on the 9% Preferred Stock and Series A Preferred Stock subsequent to September 30, 1997) was $33.9 million or approximately $2.58 per share. As of September 30, 1997, the pro forma net tangible book value of the Common Stock after giving effect to (i) and (ii) above, and the sale of 8,000,000 shares of Common Stock offered hereby (after deducting underwriting discounts and commissions and estimated expenses of the Offerings) and the receipt of the net proceeds therefrom was $83.7 million, or approximately $3.96 per share. This represents an immediate increase in net tangible book value of $6.54 per share to existing stockholders and an immediate dilution in net tangible book value of $12.04 per share to new investors in the Offerings. The net tangible deficit per share of Common Stock represents the amount of the Company's tangible assets less its liabilities divided by the number of shares of Common Stock outstanding.

  The following table illustrates this dilution in net tangible book value per share to new investors at September 30, 1997:

      Initial public offering price...............................       $16.00
      As adjusted net tangible deficit per share.................. $2.58
      Increase in net tangible book value per share attributable to the Offerings........................................... $6.54
      Pro forma net tangible book value per share ................       $ 3.96
                                                                         ------
      Dilution in net tangible book value per share to new
       investors..................................................       $12.04
                                                                         ======

  The following table sets forth, at September 30, 1997 on a pro forma basis, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing holders of Common Stock and by the new investors, before deducting estimated underwriting discounts and offering expenses payable by the Company.

                                     SHARES              TOTAL
                                  PURCHASED(1)       CONSIDERATION
                               ------------------ -------------------- AVERAGE PRICE
                                 NUMBER   PERCENT    AMOUNT    PERCENT   PER SHARE
                               ---------- ------- ------------ ------- -------------
      Existing stockholders... 13,156,427  62.2%  $ 97,219,134  43.2%     $ 7.39
      New investors...........  8,000,000 37.8     128,000,000 56.8        16.00
                               ---------- ------  ------------ ------
      Total................... 21,156,427 100.0%  $225,219,134 100.0%
                               ========== ======  ============ ======

--------
(1) Excludes (i) shares reserved for issuance upon the exercise of options;
    (ii) 2,989,840 shares reserved for issuance upon exercise of outstanding warrants; (iii) 2,936,090 shares reserved for issuance as of November 30, 1997 upon conversion of the Convertible Notes; (iv) 988,142 shares reserved for issuance as of January 13, 1998 upon conversion of the Consent Convertible Notes; and (v) shares issuable upon conversion of the 9% Preferred Stock and Series A Preferred Stock with respect to accrued and unpaid dividends subsequent to September 30, 1997. As of December 31, 1997 on a pro forma basis giving effect to the Offerings, there were 3,245,540 shares reserved for issuance upon the exercise of outstanding options, 1,526,400 of which were vested. Of the vested options, as of December 31, 1997 on a pro forma basis giving effect to the Offerings, options for 623,560 shares were exercisable and options for an additional 649,600 shares become exercisable 180 days after the closing of the Offerings. The remaining vested options covering 253,240 shares become exercisable at such time, if any, as the Convertible Notes are converted into Common Stock.

         SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA
               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  The following table presents selected historical consolidated financial data for the period from inception of the Company in April 1994 to December 31, 1994 and for the fiscal years ended December 31, 1995 and 1996. The data for the periods ending December 31, 1994, 1995 and 1996 has been derived from consolidated financial statements (including those set forth elsewhere in this Prospectus) which have been audited by Deloitte & Touche LLP, independent auditors. The data presented for the Company for the nine-month periods ended September 30, 1996 and September 30, 1997 are derived from the unaudited financial statements of the Company appearing elsewhere herein, and in the opinion of management include all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of the Company's results of operations and financial condition for those periods. The data for the nine-month period ended September 30, 1997 are not necessary indicative of results for the fiscal year ended December 31, 1997 or indicative of future periods. The selected historical consolidated financial and operating data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements, including the notes thereto, of the Company appearing elsewhere in this Prospectus.

                                           YEAR ENDED         NINE MONTHS ENDED
                          INCEPTION TO    DECEMBER 31,          SEPTEMBER 30,
                          DECEMBER 31, --------------------  ---------------------
                          ACTUAL 1994    1995       1996        1996       1997
                          ------------ ---------  ---------  ----------  ---------
STATEMENT OF OPERATIONS
 DATA:
 Net service revenue....   $   1,737   $   7,884  $   9,814  $    7,599  $  26,998
 Cost of services.......       1,455       9,076      9,256       6,587     23,983
                           ---------   ---------  ---------  ----------  ---------
 Gross margin...........         282      (1,192)       558       1,012      3,015
 Sales and marketing
  expense...............       2,869       5,867     12,612       5,837     43,087
 General and
  administrative
  expense...............       4,686      11,100     20,665      10,920     26,882
 Interest expense.......          26         734      1,797          46      8,573
 Interest and other
  income (1)............         152         646      9,469       8,572      1,889
 Minority interest......         --          150        --          --         --
                           ---------   ---------  ---------  ----------  ---------
 Net loss...............   $  (7,147)  $ (18,097) $ (25,047) $   (7,219) $ (73,638)
                           =========   =========  =========  ==========  =========
 Accumulated preferred
  dividends.............   $     707   $   3,103  $   3,691  $    3,466  $   1,012
 Net loss to common
  shareholder...........   $  (7,854)  $ (21,200) $ (28,738) $  (10,685) $ (74,650)
 Net loss per common
  share.................   $   (6.56)  $   (7.01) $   (5.63) $    (2.44) $  (10.35)
 Weighted average shares
  outstanding...........   1,196,780   3,025,200  5,102,330   4,384,993  7,212,511
OTHER DATA:
 EBITDA (2).............   $  (7,087)  $ (15,901) $ (30,390) $  (14,385) $ (64,429)
 Cash flows from
  operating activities..      (6,141)    (14,247)   (23,910)    (14,092)   (57,822)
 Cash flows from
  investing activities..      (1,708)     (2,556)     7,274       7,647    (10,071)
 Cash flows from
  financing activities..      13,828      24,589     63,689      64,157    125,018
 Depreciation and
  amortization..........         186       2,258      2,329       1,360      2,525
 Capital expenditures...       1,728       1,740      2,259         285     10,071

                                         DECEMBER 31,           SEPTEMBER 30,
                                    -------------------------  ----------------
                                     1994     1995     1996     1996     1997
                                    -------  -------  -------  ------- --------
BALANCE SHEET DATA:
 Cash and cash equivalents........  $ 5,979  $13,766  $60,818  $71,390 $117,944
 Total assets.....................   12,747   20,471   78,052   88,083  179,157
 Long-term debt (net of current
  maturities).....................    3,176      518   59,864   58,352  167,287
 Redeemable preferred stock.......   15,306   44,396   10,045    9,853   41,048
 Common stockholders' equity
  (deficit).......................   (7,830) (28,768)  (3,606)  14,022  (58,428)

                              AS OF        AS OF       AS OF    AS OF       AS OF        AS OF
                          SEPTEMBER 30, DECEMBER 31, MARCH 31, JUNE 30, SEPTEMBER 30, DECEMBER 31,
                              1996          1996       1997      1997       1997          1997
                          ------------- ------------ --------- -------- ------------- ------------
OPERATING DATA:
 Local access lines
  sold..................      4,630        10,283     35,397    79,321     135,172      191,069
 Local access lines in
  service...............      4,356         8,364     18,557    65,142     116,591      171,962
 Total employees........        225           464        641       766         868        1,071
 Direct salesforce......         81           206        256       332         321          426

-------
(1) Interest and other income for the year ended December 31, 1996 and the nine months ended September 30, 1996 includes a gain of $8.1 million realized on the sale of the Company's switching facilities in Ohio.
(2) EBITDA consists of operating income (loss) before depreciation and amortization. EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles. EBITDA is a measure commonly used in the telecommunications industry and is presented to assist in understanding the Company's operating results and as a tool for measuring the ability of the Company to service its debt. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs. See the Consolidated Statements of Cash Flows of the Company and the related notes to the Consolidated Financial Statements thereto included herein.

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

  The pro forma consolidated statements of operations for the year ended December 31, 1996 and for the nine month periods ended September 30, 1996 and September 30, 1997 give effect to the following transactions as if they had been completed on January 1, 1996: (i) the sale of Series A Preferred Stock on October 17, 1997 for an aggregate purchase price of $15.0 million; (ii) the conversion of all the outstanding shares of 9% Preferred Stock and Series A Preferred Stock (including the shares of Series A Preferred Stock sold on October 17, 1997) into an aggregate of 5,943,916 shares of Common Stock concurrently with the closing of the Offerings (excluding for this purpose the effect of Common Stock issued in connection with such conversion in respect of accrued but unpaid dividends on the 9% Preferred Stock and Series A Preferred Stock subsequent to September 30, 1997); (iii) the consummation of the Offerings and the application of the estimated net proceeds therefrom as described in "Use of Proceeds"; and (iv) the Proposed Acquisition. The pro forma consolidated balance sheet gives effect to items (i) through (iv) above and the issuance of the Consent Convertible Notes as if each had been completed as of September 30, 1997.

  Due to the difference in fiscal year ends between the Company and Connecticut Telephone, the following periods were combined for pro forma purposes of Connecticut Telephone: (i) for the nine month periods ended September 30, 1997 and 1996, audited statements as of April 30, 1997 and 1996 were adjusted by adding unaudited results for the five months ended September 30, 1997 and 1996 and subtracting unaudited results for the eight months ended December 31, 1996 and 1995, respectively; and (ii) for the twelve months ended December 31, 1996, audited statements as of April 30, 1997 were adjusted by subtracting unaudited results for the four months ended April 30, 1997 and adding unaudited results for the four months ended April 30, 1996.

  The Company believes that the assumptions used in the pro forma consolidated financial statements provide a reasonable basis on which to present such statements. The pro forma consolidated financial statements are provided for information purposes only and should not be construed to be indicative of the Company's results of operations or financial position had the Offerings and the other events described above been consummated on or as of the date assumed, and are not intended to project the Company's results of operations or its financial position for any future period or as of any future date. The pro forma consolidated financial statements and accompanying notes should be read in conjunction with the audited consolidated financial statements of the Company and Hatten Communications Holding Company, Inc. and the related notes thereto appearing elsewhere in this Prospectus.

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                               ADJUSTMENTS
                                                                        ---------------------------
                                                                                      CONNECTICUT
                                                                        CONNECTICUT    TELEPHONE
                            COMPANY        OFFERING                      TELEPHONE    ACQUISITION
                             ACTUAL     ADJUSTMENTS(1)    AS ADJUSTED     ACTUAL     ADJUSTMENTS(3)    PRO FORMA(4)
                          ------------  --------------    ------------  -----------  --------------    ------------
Net service revenue.....  $  9,814,479                    $  9,814,479  $30,316,925                    $ 40,131,404
Cost of services........     9,256,472                       9,256,472   19,578,108                      28,834,580
                          ------------   -----------      ------------  -----------   -----------      ------------
   Gross margin.........       558,007                         558,007   10,738,817                      11,296,824
Expenses:
 Sales and marketing....    12,612,172                      12,612,172    4,288,866                      16,901,038
 General and
  administrative........    20,664,612                      20,664,612    5,585,820   $ 8,519,633 (a)    34,770,065
                          ------------   -----------      ------------  -----------   -----------      ------------
Operating income (loss).   (32,718,777)                    (32,718,777)     864,131    (8,519,633)      (40,374,279)
Other income (expense):
 Interest and other
  income (expense)......     9,469,298                       9,469,298     (359,651)      329,463 (b)     9,439,110 (a)
 Interest expense.......    (1,797,112)                     (1,797,112)  (2,094,317)    1,020,908 (c)    (2,870,521)
                          ------------   -----------      ------------  -----------   -----------      ------------
   Other income
    (expense)--net......     7,672,186                       7,672,186   (2,453,968)    1,350,371         6,568,589
                          ------------   -----------      ------------  -----------   -----------      ------------
Net loss................  $(25,046,591)                   $(25,046,591) $(1,589,837)  $(7,169,262)     $(33,805,690)
                          ============   ===========      ============  ===========   ===========      ============
Accumulated preferred
 dividends..............  $  3,690,976   $(3,690,976)(a)  $             $             $                $
                          ============   ===========      ============  ===========   ===========      ============
Net loss to common
 shareholders...........  $(28,737,567)  $(3,690,976)     $(25,046,591) $(1,589,837)  $(7,169,262)     $(33,805,690)
                          ============   ===========      ============  ===========   ===========      ============
Net loss per common
 share..................  $      (5.63)                   $      (1.32)                                $      (1.77)
                          ============                    ============                                 ============
Weighted average common
 and common equivalent
 shares outstanding.....     5,102,330                      19,046,246                                   19,046,246
                          ============                    ============                                 ============

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1996

                                                                              ADJUSTMENTS
                                                                       ---------------------------
                                                                                     CONNECTICUT
                                                                       CONNECTICUT    TELEPHONE
                            COMPANY        OFFERING                     TELEPHONE    ACQUISITION
                             ACTUAL     ADJUSTMENTS(1)    AS ADJUSTED    ACTUAL     ADJUSTMENTS(3)    PRO FORMA(4)
                          ------------  --------------    -----------  -----------  --------------    ------------
Net service revenue.....  $  7,598,705                    $ 7,598,705  $22,126,220                    $ 29,724,925
Cost of services........     6,587,126                      6,587,126   14,343,950                      20,931,076
                          ------------   -----------      -----------  -----------   -----------      ------------
   Gross margin.........     1,011,579                      1,011,579    7,782,270                       8,793,849
Expenses:
 Sales and marketing....     5,837,437                      5,837,437    2,977,254                       8,814,691
 General and
  administrative........    10,919,589                     10,919,589    3,999,851   $ 6,389,725 (a)    21,309,165
                          ------------   -----------      -----------  -----------   -----------      ------------
Operating income (loss).   (15,745,447)                   (15,745,447)     805,165    (6,389,725)      (21,330,007)
Other income (expense):
 Interest and other
  income (expense)......     8,572,260                      8,572,260     (225,250)      204,427(b)      8,551,437 (a)
 Interest expense.......       (45,957)                       (45,957)  (1,497,502)      712,127 (c)      (831,332)
                          ------------   -----------      -----------  -----------   -----------      ------------
   Other income
    (expense)--net......     8,526,303                      8,526,303   (1,722,752)      916,554         7,720,105
                          ------------   -----------      -----------  -----------   -----------      ------------
Net loss................  $ (7,219,144)                   $(7,219,144) $  (917,587)  $(5,473,171)     $(13,609,902)
                          ============   ===========      ===========  ===========   ===========      ============
Accumulated preferred
 dividends..............  $  3,465,976   $(3,465,976)(a)  $            $             $                $
                          ============   ===========      ===========  ===========   ===========      ============
Net loss to common
 shareholders...........  $(10,685,120)  $(3,465,976)     $(7,219,144) $  (917,587)  $(5,473,171)     $(13,609,902)
                          ============   ===========      ===========  ===========   ===========      ============
Net loss per common
 share..................  $      (2.44)                   $     (0.39)                                $      (0.74)
                          ============                    ===========                                 ============
Weighted average common
 and common equivalent
 shares outstanding.....     4,384,993                     18,328,909                                   18,328,909
                          ============                    ===========                                 ============

                 PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997

                                                                               ADJUSTMENTS
                                                                        ---------------------------
                                                                                      CONNECTICUT
                                                                        CONNECTICUT    TELEPHONE
                            COMPANY        OFFERING            AS        TELEPHONE    ACQUISITION
                             ACTUAL     ADJUSTMENTS(1)      ADJUSTED     ACTUAL(2)   ADJUSTMENTS(3)    PRO FORMA(4)
                          ------------  --------------    ------------  -----------  --------------    ------------
Net service revenue.....  $ 26,998,315                    $ 26,998,315  $29,819,221                     $56,817,536
Cost of services........    23,983,125                      23,983,125   18,306,549                      42,289,674
                          ------------   -----------      ------------  -----------   -----------      ------------
   Gross margin.........     3,015,190                       3,015,190   11,512,672                      14,527,862
Expenses:
 Sales and marketing....    43,087,112                      43,087,112    3,957,083                      47,044,195
 General and
  administrative........    26,881,801                      26,881,801    6,919,281   $ 6,380,725 (a)    40,181,807
                          ------------   -----------      ------------  -----------   -----------      ------------
Operating income (loss).   (66,953,723)                    (66,953,723)     636,308    (6,380,725)      (72,698,140)
Other income (expense):
 Interest and other
  income (expense)......     1,889,247                       1,889,247     (244,413)      199,214         1,844,048 (a)
 Interest expense.......    (8,572,952)                     (8,572,952)  (1,265,732)      298,456 (c)    (9,540,228)
                          ------------   -----------      ------------  -----------   -----------      ------------
   Other income
    (expense)--net......    (6,683,705)                     (6,683,705)  (1,510,145)      497,670        (7,696,180)
                          ------------   -----------      ------------  -----------   -----------      ------------
Net loss................   (73,637,428)                    (73,637,428)    (873,837)   (5,883,055)      (80,394,320)
                          ============   ===========      ============  ===========   ===========      ============
Accumulated preferred
 dividends..............  $  1,012,445   $(1,012,445)(a)                $   639,695   $  (639,695)(d)  $        --
                          ============   ===========      ============  ===========   ===========      ============
Net loss to common
 shareholders...........  $(74,649,873)  $(1,012,445)     $(73,637,428) $(1,513,532)  $(5,243,360)     $(80,394,320)
                          ============   ===========      ============  ===========   ===========      ============
Net loss per common
 share..................  $     (10.35)                   $      (3.48)                                $      (3.80)
                          ============                    ============                                 ============
Weighted average common
 and common equivalent
 shares outstanding.....     7,212,511                      21,156,427                                   21,156,427
                          ============                    ============                                 ============

                      PRO FORMA CONSOLIDATED BALANCE SHEET

                            AS OF SEPTEMBER 30, 1997

                                                                                       ADJUSTMENTS
                                                                                ---------------------------
                                                                                              CONNECTICUT
                                                                                CONNECTICUT    TELEPHONE
                                COMPANY        OFFERING               AS         TELEPHONE    ACQUISITION              PRO
          ASSETS                ACTUAL      ADJUSTMENTS(1)         ADJUSTED       ACTUAL     ADJUSTMENTS(2)           FORMA
          ------             -------------  --------------       -------------  -----------  --------------       -------------
Current Assets:
 Cash and cash
  equivalents..............  $ 117,943,711   $142,640,000 (a)    $ 260,583,711  $   269,290   $(56,834,570)(a)    $ 204,018,431
 Accounts receivable, net..     15,445,860                          15,445,860    6,783,003                          22,228,863
 Prepaid expenses..........        271,430                             271,430      646,274                             917,704
 Inventory.................                                                         881,498                             881,498
 Other current assets......        338,502                             338,502      425,759       (316,145)(b)          448,116
                             -------------   ------------        -------------  -----------   ------------        -------------
   Total current assets....    133,999,503    142,640,000          276,639,503    9,005,824    (57,150,715)         228,494,612
Property and Equipment,
 net.......................     12,604,307                          12,604,307    1,161,379                          13,765,686
Other Assets...............     32,553,221                          32,553,221    6,421,682     60,124,624 (c)       99,099,527
                             -------------   ------------        -------------  -----------   ------------        -------------
   Total Assets............  $ 179,157,031   $142,640,000        $ 321,797,031  $16,588,885   $  2,973,909        $ 341,359,825
                             =============   ============        =============  ===========   ============        =============
  LIABILITIES, REDEEMABLE
PREFERRED STOCK, AND COMMON
   STOCKHOLDERS' EQUITY
         (DEFICIT)
---------------------------
Current Liabilities:
 Accounts payable..........  $  17,268,085                       $  17,268,085  $ 4,797,337                       $  22,065,422
 Accrued expenses and
  other liabilities........     11,315,296                          11,315,296    2,861,710                          14,177,006
 Capital lease
  obligations--current.....        544,213                             544,213                                          544,213
 Current maturities on
  notes payable............        121,874                             121,874      138,317                             260,191
                             -------------   ------------        -------------  -----------   ------------        -------------
   Total current
    liabilities............     29,249,468                          29,249,468    7,797,364                          37,046,832
14 5/8% Senior Discount
 Notes, net of Original
 Issue Discount............    101,830,062                         101,830,062                                      101,830,062
14% Senior Discount Notes,
 net of Original Issue
 Discount..................     34,579,844                          34,579,844                                       34,579,844
9% Convertible Subordinated
 Discount Notes, net of
 Original Issue Discount...     30,188,376                          30,188,376                                       30,188,376
9% Consent Convertible
 Subordinated Discount
 Notes, net of Original
 Issue Discount............                  $ 10,000,000 (a)       10,000,000                                       10,000,000
Capital Lease Obligations--
 Noncurrent................        664,421                             664,421                                          664,421
Notes Payable..............         24,547                              24,547   13,265,430    $(1,500,000)(d)       11,789,977
                             -------------   ------------        -------------  -----------   ------------        -------------
   Total liabilities.......    196,536,718     10,000,000          206,536,718   21,062,794     (1,500,000)         226,099,512
Redeemable Preferred Stock.     41,048,623    (41,048,623)(a)(b)                  4,747,641     (4,747,641)(e)              --
Put Warrants...............                                                       5,794,974     (5,794,974)(e)              --
Common Stockholders' Equity
 (Deficit):
 Common stock..............         72,226        139,439 (a)(c)       211,665          717           (717)(e)          211,665
 Additional paid-in
  capital..................     73,941,796    173,549,184 (a)(c)   247,490,980                                      247,490,980
 Accumulated deficit.......   (132,441,255)                       (132,441,255) (15,017,241)    15,017,241 (c)(e)  (132,441,255)
 Common stock held in
  Treasury: 1997--10,000
  shares...................         (1,077)                             (1,077)                                          (1,077)
                             -------------   ------------        -------------  -----------   ------------        -------------
   Total common
    stockholders' equity
    (deficit)..............    (58,428,310)   173,688,623          115,260,313  (15,016,524)    15,016,524          115,260,313
                             -------------   ------------        -------------  -----------   ------------        -------------
Total Liabilities,
 Redeemable Preferred
 Stock, and Common
 Stockholders' Equity
 (Deficit).................  $ 179,157,031   $142,640,000        $ 321,797,031  $16,588,885   $  2,973,909        $ 341,359,825
                             =============   ============        =============  ===========   ============        =============

           NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

(1) Adjustments to reflect the Offerings.

  (a) Represents the elimination of accumulated preferred dividends as a result of the conversion of the 9% Preferred Stock and Series A Preferred Stock to Common Stock.

(2) Excludes extraordinary loss on early extinguishment of debt of approximately $1.6 million, pursuant to the recapitalization of Connecticut Telephone in May 1997.

(3) Adjustments to reflect the Proposed Acquisition.

  (a) Represents the amortization of goodwill. The Company will account for the Proposed Acquisition using the purchase method of accounting and will allocate the purchase price to assets acquired and liabilities assumed based on their estimated fair values. Management is in the process of reviewing the allocation of the purchase price among certain assets. As such, the excess purchase price over historical assets has been allocated to goodwill which is being amortized over seven years. These amounts may be adjusted upon completion of these analyses.

  (b) Represents the elimination of losses of a subsidiary and losses from an equity investment of Connecticut Telephone not acquired by the Company.

  (c) Represents the reduction of interest expense on certain debt and other financial instruments not assumed by the Company as part of the Proposed Acquisition.

  (d) Represents the elimination of accumulated preferred dividends, accretion on the redeemable preferred stock and accretion on the common stock put warrants due to the Proposed Acquisition.

(4) Pro Forma Adjusted Balances.

  (a) Excludes interest that would have been earned on the net proceeds of the Offerings, net of the acquisition costs of Connecticut Telephone, of approximately $3.0 million, $2.3 million and $2.3 million for the year ended, December 31, 1996, the nine-month periods ended September 30, 1996 and 1997, respectively, as if the Offerings had occurred at the beginning of the earliest period presented at an assumed interest rate of 5%.

                 NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET

(1) Adjustments to reflect (i) the sale of Series A Preferred Stock on October 17, 1997 for an aggregate purchase price of $15.0 million, (ii) the conversion of all of the outstanding shares of 9% Preferred Stock and Series A Preferred Stock (including the shares of Series A Preferred Stock sold on October 17, 1997) into an aggregate of 5,943,916 shares of Common Stock (excluding for this purpose the effect of Common Stock issued in connection with such conversion in respect of accrued but unpaid dividends on the 9% Preferred Stock and Series A Preferred Stock subsequent to September 30, 1997), (iii) the issuance of the Consent Convertible Notes and (iv) the Offerings.

  (a) Represents the net proceeds of the Offerings, issuance of the Consent Convertible Notes and issuance of Series A Preferred Stock to the Company as follows:

       Proceeds of Offerings.....................................  $128,000,000
       Fees and expenses of Offerings............................   (10,360,000)
       Issuance of the Consent Convertible Notes (net of original
        issue discount)..........................................    10,000,000
       Issuance of Series A Preferred Stock......................    15,000,000
                                                                   ------------
                                                                   $142,640,000
                                                                   ============

  (b) Represents the exchange of 10,920 shares of 9% Preferred Stock and 45,526 shares of Series A Preferred Stock (including accumulated unpaid dividends) into 5,943,916 shares of Common Stock.

  (c) Represents the net increase in Common Stock and additional paid-in capital as follows:

                                                           COMMON
                                                           STOCK    ADDITIONAL
                                                            PAR      PAID-IN
                                                           VALUE     CAPITAL
                                                          -------- ------------
       Common Stock issued in the Offerings (8,000,000
        shares; par value $.01).......................... $ 80,000 $117,560,000
       Common Stock exchanged for 9% Preferred Stock and
        Series A Preferred Stock (5,943,916 shares; par
        value $.01)......................................   59,439   55,989,184
                                                          -------- ------------
         Total increase.................................. $139,439 $173,549,184
                                                          ======== ============

(2) Adjustments to reflect the Proposed Acquisition.

  (a) Represents the cash purchase price of Connecticut Telephone, net of debt assumed by the Company, and costs associated with the Proposed Acquisition.

  (b) Represents the dividend of notes receivable from an equity investment of Connecticut Telephone not acquired by the Company to a former owner.

  (c) Represents the net increase in Other Assets as follows:

       Goodwill in connection with the Proposed Acquisition....... $62,834,967
       Elimination of notes receivable from an equity investment
        of Connecticut Telephone not acquired by the Company......    (464,828)
       Dividend of investment in Smartlink Development, L.P. to a former owner of Connecticut Telephone.....................  (2,245,515)
                                                                   -----------
       Net increase in other assets............................... $60,124,624
                                                                   ===========

  (d) Represents the repayment of a subordinated note payable to a former owner.

  (e) Represents the elimination of the redeemable preferred stock, put warrants, common stock and accumulated deficit of Connecticut Telephone.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with the "Selected Historical Consolidated Financial and Operating Data" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

OVERVIEW

  Initially, the Company entered the local telecommunications market as a facilities-based CLEC with network facilities in Ohio. Due to the high costs associated with the initial construction, installation and expansion of each local network facility, including right-of-way costs, franchise fees, interconnection charges and other operating expenses and in anticipation of the impact of the passage of the Telecommunications Act, the Company refocused its operations. The Company sold its existing facilities in Ohio and certain other assets in February 1996, and transferred certain liabilities with respect to those facilities, to pursue a non-facilities-based approach to the local telecommunications market. As part of the Company's strategy to refocus its operations, the Company, through a newly formed wholly owned acquisition subsidiary, Quest United, Inc. ("Quest"), acquired certain assets and assumed certain liabilities of Quest America, L.P., a telecommunications reseller and consulting firm, in October 1995 (the "Quest Acquisition").

  The Company negotiated for the first total service resale agreement with Ameritech for local services, which was signed in November 1995, and negotiated with NYNEX for a similar comprehensive local resale agreement which was signed in July 1996. The Company also consummated various other agreements in 1996 with certain carriers for the resale of long distance and enhanced and other value-added services. The Company commenced the marketing and provisioning of services under those agreements during the latter half of 1996. Although management believes that its current strategy will have a positive effect on the Company's results of operations over the long-term, through an increase in its customer base and product offerings, this strategy is expected to have a negative effect on the Company's results of operations over the short-term. The Company anticipates losses and negative cash flow for the foreseeable future, attributable in part to significant investments in operating, sales, marketing, management information systems and general and administrative expenses. To date, the Company's growth, including capital expenditures, has been funded primarily by the capital contributions of the Original Purchasers and recent sales of Series A Preferred Stock and by the proceeds from the 1996 Private Placement (as defined) and the 1997 Private Placement (as defined).

  In August 1997, MLAM, the current holder of all of the 14% Senior Discount Notes due 2003 (the "14% Senior Notes") and Convertible Notes consented (the "Consent") to the amendment of the indentures with respect to the 14% Senior Notes and the Convertible Notes to allow the Company to consummate the private placement of units consisting of $152.7 million in aggregate principal amount at maturity of the Company's 14 5/8% Senior Discount Notes due 2004 (the "14 5/8% Senior Notes") and warrants to purchase 2,053,900 shares of Common Stock (the "1997 Private Placement"). In connection with the Consent, the Company paid a consent fee to MLAM consisting of warrants to purchase 145,160 shares of Common Stock, at an exercise price of $.01 per share. The Company also granted to MLAM an option to purchase the Consent Convertible Notes on terms substantially similar to the Convertible Notes for an aggregate purchase price of $10.0 million. The Consent Convertible Notes were issued on January 13, 1998. Additionally, the Company granted to holders of the 14% Senior Notes an option, for a specified period of time, to exchange the 14% Senior Notes for 14 5/8% Senior Notes having an accreted value equal to the accreted value of such 14% Senior Notes at the time of such exchange.

  The Company's net service revenue consists primarily of sales revenue from telecommunications resale services net of certain adjustments, including unbillable call records. The Company bills its customers for local and long distance usage based on the type of local service utilized, the number, time and duration of calls, the geographic location of the terminating phone numbers and the applicable rate plan in effect at the time of the call.

  Cost of services includes the cost of local and long distance services charged by carriers for recurring charges, per minute usage charges and feature charges, as well as the cost of fixed facilities for dedicated services and special regional calling plans.

  Sales and marketing expense consists of the costs of providing sales and other support services for customers including salaries of salesforce personnel. General and administrative expense consists of the costs of the billing and information systems and personnel required to support the Company's operations and growth as well as bad debts, customer allowances and all amortization expenses. Depreciation is allocated throughout sales, marketing, general and administrative expense based on asset ownership.

  The Company has experienced significant growth in the past and, depending on the extent of its future growth, may experience significant strain on its management, personnel and information systems. To accommodate this growth, the Company will continue to implement and improve operational, financial and management information systems. In an effort to support its growth, the Company added several senior management positions and added over 250 employees in 1996 and over 600 employees in 1997. Also, the Company is implementing new information systems that will provide improved recordkeeping for customer information and management of uncollectible accounts and fraud control. The Company has also entered into a definitive agreement to acquire Connecticut Telephone for approximately $68.0 million, which includes the assumption or repayment of approximately $13.5 million of existing indebtedness. See "Risk Factors--Proposed Acquisition of Connecticut Telephone."

  The Company has to date outsourced certain billing services to two outside vendors. The significant growth experienced by the Company over the past year has strained the capabilities of the Company's internal billing systems and those of the billing vendor supporting the sales pursuant to the Ameritech resale agreements. As a result, the Company has experienced delays in accurately billing its customers in a timely manner and instances of toll fraud. Due to these factors, the Company recorded a charge of $2.8 million in the third quarter of 1997. In response to these events, the Company's revenue assurance and margin utilization systems and operating controls are being strengthened. Gross margins will be lower than originally anticipated for 1997 and estimated bad debt provisions and customer allowances will be higher than expected as a percent of revenue, since some billings from carriers may not be billed to customers.

  As a result of evaluating the capabilities of the Company's two billing vendors to support the anticipated growth of the Company, a decision was made to transition to a single vendor that has the strongest current capabilities and the best potential to support the expansion and related increased number of customers and access lines of the Company. The Company selected the billing vendor that has supported its sales pursuant to the NYNEX resale agreement for the past two years. The transition to a single vendor was completed during the fourth quarter of 1997.

RESULTS OF OPERATIONS

 Nine Months Ended September 30, 1997 Compared to Nine Months Ended September 30, 1996

  Net service revenue increased 255% to $27.0 million for the nine months ended September 30, 1997 from $7.6 million for the nine months ended September 30, 1996. The number of local access lines sold in the third quarter of 1997 was 55,851 and cumulative access lines sold at September 30, 1997 were 135,172. The number of local access lines provisioned in the third quarter of 1997 was 51,449 and cumulative local access lines provisioned as of September 30, 1997 were 116,591.

  Gross profit for the nine months ended September 30, 1997 increased 198% to $3.0 million compared to $1.0 million for the nine months ended September 30, 1996. Due to the significant change in the Company's business strategy and corresponding change in cost structure from the original facilities-based business, the year to year gross margins are not comparable. In addition, the Company has continued to negotiate price reductions with its carriers, the full impact of which are not yet fully reflected in the results of operations.

  Sales and marketing expense increased $37.2 million from $5.8 million for the nine months ended September 30, 1996 to $43.1 million for the nine months ended September 30, 1997. The increase was due primarily to the substantial increase in the number of sales and marketing employees from approximately 130 at September 30, 1996 to approximately 530 at September 30, 1997. The higher head count resulted in increases to salaries and benefits of approximately $22.6 million, recruitment, training and travel costs of approximately $5.7 million, and facility and office related expenses of approximately $3.3 million. Additionally, advertising and promotional costs increased approximately $4.3 million due to product launches in the Company's target markets.

  General and administrative expense increased $16.0 million to $26.9 million for the nine months ended September 30, 1997 versus $10.9 million for the nine months ended September 30, 1996. The increase was due primarily to the substantial increase in the number of operations and administrative employees from approximately 90 at September 30, 1996 to over 320 at September 30, 1997. The higher head count resulted in increases to salaries and benefits of approximately $7.3 million, facility and office costs of approximately $1.4 million, and recruitment, training and travel costs of approximately $1.6 million. Professional fees increased approximately $1.2 million, primarily relating to the development and expansion of the Company's customer service, billing and administrative information systems and facilities. Billing costs increased approximately $1.6 million due to a corresponding increase in revenue. Additionally, as noted above, the Company recorded a charge of $2.8 million in the third quarter of 1997 for estimated additional provisions for bad debt and customer allowances to cover instances of toll fraud and other matters.

  Interest and other income decreased to $1.9 million for the nine months ended September 30, 1997 from $8.6 million for the nine months ended September 30, 1996 due primarily to an $8.1 million non-recurring gain on the sale of the Company's switching facilities in Ohio in February 1996, which was somewhat offset by additional interest income earned on the higher average cash balance.

  Interest expense increased to $8.6 million for the nine months ended September 30, 1997 from $46,000 for the nine months ended September 30, 1996. This increase was due primarily to interest expense attributable to the 14% Senior Notes and Convertible Notes issued in September 1996 and the 14 5/8% Senior Notes issued in August 1997.

  As a result of the factors described above, the Company had a net loss of $73.6 million for the nine months ended September 30, 1997 compared to a net loss of $7.2 million for the nine months ended September 30, 1996.

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  Net service revenue increased to $9.8 million for the year ended December 31, 1996 from $7.9 million for the year ended December 31, 1995. The increase in net service revenue was due primarily to a 36% increase in the customer base in the Company's geographic markets (from approximately 1,250 customers at the end of 1995 to approximately 1,700 customers at the end of 1996) and the revenues attributable to the Quest Acquisition which primarily consisted of commissions earned from carriers on telecommunications services provided to their customers. Approximately $1.4 million in increased revenues was attributable to the addition of new customers, primarily in Ohio, and approximately $0.5 million was attributable to revenues gained from the Quest Acquisition.

  Gross margin of $0.6 million for the year ended December 31, 1996 improved from the negative margin of $1.2 million for the year ended December 31, 1995 due primarily to the elimination of fixed costs upon the sale of the switching facilities in Ohio and a $1.4 million sales and related margin adjustment for 1995 revenue purportedly not billed by NYNEX to the Company's customers under the billing and collection agreement. In 1996, the Company recovered approximately $0.9 million from NYNEX and is continuing to pursue additional amounts.

  Sales and marketing expense increased $6.7 million, or 114%, from $5.9 million for the year ended December 31, 1995 to $12.6 million for the year ended December 31, 1996. The increase was due primarily to an increase in the number of sales and marketing employees from approximately 115 at the end of 1995 to over 300 at the end of 1996, which resulted in increases to salaries and benefits of $3.9 million, travel, training and entertainment costs of $1.0 million and recruitment costs of $0.8 million. Additionally, advertising costs increased $0.9 million due to product launches in the Company's target markets.

  General and administrative expense increased $9.6 million, or 86%, to $20.7 million for the year ended December 31, 1996 versus $11.1 million for the year ended December 31, 1995. The increase was due primarily to an increase in the number of operations and administrative employees from approximately 90 at the end of 1995 to approximately 160 at the end of 1996, which resulted in increases to salaries and benefits of $2.5 million and facility costs of $1.2 million. Additionally, fees paid to consultants and other professionals increased over $1.0 million, primarily relating to the development and expansion of the Company's customer service, billing and administrative information systems and facilities. Amortization expense increased $0.8 million due primarily to a full year of amortization expense related to the Quest Acquisition in 1996 versus approximately eight months in 1995. Additionally, $1.7 million of expense was incurred relating to the settlement of a derivative action filed by a minority shareholder.

  Interest and other income increased to $9.5 million for the year ended December 31, 1996 from $0.6 million for the year ended December 31, 1995 due primarily to an $8.1 million non-recurring gain on the sale of the Company's switching facilities in Ohio in February 1996.

  As a result of the factors described above, the Company's net loss increased to $25.1 million for the year ended December 31, 1996 from $18.1 million for the year ended December 31, 1995.

 Year Ended December 31, 1995 Compared to Inception to December 31, 1994

  The results for fiscal 1995 are not comparable with the results for fiscal 1994 as fiscal 1995 represents a full fiscal year and fiscal 1994 represents approximately eight months of operations since the Company's inception in April 1994.

  Net service revenue increased to $7.9 million in fiscal 1995 from $1.7 million in fiscal 1994. This increase was due to a full year of operations and a 34% increase in the customer base (from approximately 930 customers at December 31, 1994 to approximately 1,250 customers at December 31, 1995).

  Cost of services increased to $9.1 million in fiscal 1995 from $1.5 million in fiscal 1994. The increase was due to the one-time installation costs and fixed ongoing costs related to the Ohio switching facilities, as well as increased costs associated with an increase in the number of subscribers.

  Sales and marketing expense increased $3.0 million, or 103%, to $5.9 million in fiscal 1995 from $2.9 million in fiscal 1994. Approximately $1.5 million of the increase was due to the impact of a full year of operation in 1995 versus approximately eight months in 1994. The inclusion of expenses related to the operations of Quest in 1995 contributed an additional $0.8 million to the increase.

  General and administrative expense increased $6.4 million, or 136%, to $11.1 million in fiscal 1995 from $4.7 million in fiscal 1994. Approximately $2.0 million of the increase was due to the impact of a full year of operation in 1995 versus approximately eight months in 1994. An additional $2.0 million was attributable to depreciation and amortization and other expenses related to the Quest Acquisition. The remaining increase is a result of increased personnel and expenses required to build the Company's customer service and information systems and office facilities.

  Interest and other income increased to $0.6 million in fiscal 1995 from $0.2 million in fiscal 1994, due to significantly higher investable cash balances in fiscal 1995 resulting from the proceeds of the issuance of $26.3 million of preferred and common stock, as well as fiscal 1995 being a full year.

  Interest expense increased to $0.7 million in fiscal 1995 from $26,000 in fiscal 1994. This increase was due to interest expense associated with the capitalized leases for the Ohio switch sites which began in December 1994.

  As a result of the factors described above, the Company's net loss increased to $18.1 million for fiscal 1995 from $7.1 million for fiscal 1994.

LIQUIDITY AND CAPITAL RESOURCES

  Since inception, the Company has funded its operations primarily through cash from its investors and private placements of debt securities. As of September 30, 1997, the Company had cash and cash equivalents of $117.9 million and working capital of $104.8 million. The Company's operating activities utilized cash of approximately $57.8 million for the nine month period ended September 30, 1997, versus $14.1 million for the nine month period ended September 30, 1996.

  The Company's investing activities in 1997 have consisted primarily of property and equipment purchases of $10.1 million for the nine month period ended September 30, 1997, primarily related to sales office expansion in several of the Company's target markets. In 1998, the Company anticipates spending approximately $20.0 million for capital expenditures, a substantial portion of which has been allocated to investments in information technology to support the growth of the customer base with more robust provisioning, billing and customer care systems. The anticipated continued high growth in the customer base in 1998 will require a similar level of investment in information technology. In 1996, the Company's investing activities consisted of $9.5 million in proceeds received in February 1996 from the December 1995 sale of facilities in Ohio, partially offset by a $1.6 million purchase of the remaining minority interest of a subsidiary in the third quarter 1996 and capital expenditures of $0.3 million for the nine month period ended September 30, 1996.

  The Company's financing activities generated $125.0 million for the nine months ended September 30, 1997. On August 18, 1997, the Company raised $30.2 million through the sale of its Series A Preferred Stock and $96.5 million of net proceeds through the 1997 Private Placement. Additionally, on October 17, 1997, the Company issued and sold Series A Preferred Stock for an aggregate purchase price of $15.0 million pursuant to agreements contemplated by a letter of intent dated August 6, 1997.

  The Company's financing activities generated $64.2 million for the nine months ended September 30, 1996. On September 30, 1996, the Company raised $10.0 million through the sale to the Original Purchasers of its 9% Preferred Stock. Also on September 30, 1996, the Company raised approximately $55.0 million, net of issuance costs, through the sale to MLGAFI of (i) 48,500 Units consisting of $48.5 million in aggregate principal amount at maturity of 14% Senior Notes and warrants to purchase an aggregate of 790,780 shares of Common Stock and (ii) $36.0 million in aggregate principal amount at maturity of Convertible Notes (the "1996 Private Placement"). The aggregate purchase price of the Units was $30.2 million, and the aggregate purchase price of the Convertible Notes was $27.6 million. In 1995 and 1994, the Company's financing activities consisted primarily of raising capital in the form of equity investments from venture capital organizations. During 1995 and 1994, the Company raised $26.3 million and $14.2 million, respectively, net of issuance costs. In 1995, the Company also assumed notes payable to investors in the Quest Acquisition.

  The Company incurred net losses of $25.1 million, $18.1 million and $7.1 million in 1996, 1995 and 1994, respectively. Accordingly, no provision for current Federal or state income taxes has been made to the financial statements. At December 31, 1996, the Company and its subsidiaries had net operating loss carry-forwards for Federal income tax purposes of approximately $46.1 million. The ability of the Company or the Company's subsidiaries, as the case may be, to utilize their net operating loss carry-forwards to offset future taxable income may be subject to certain limitations contained in the Internal Revenue Code of 1986, as amended (the "Code"). These operating losses begin to expire in 2009 for Federal income tax purposes. Of the net operating loss carry-forwards remaining at December 31, 1996, $12.3 million can be applied only against future taxable income of the Company's subsidiary, USN Communications Northeast, Inc. (formerly United Telemanagement Services, Inc.).

  Approximately $56.6 million of the net proceeds of the Offerings will be used to finance the Proposed Acquisition, including the purchase of the outstanding capital stock of Connecticut Telephone, the repayment of certain indebtedness of Connecticut Telephone and the payment of certain fees and expenses related to the Proposed Acquisition. In the event the Underwriters' over-allotment options are exercised, up to $10.0 million of the net proceeds of such exercise will be used to repay indebtedness of Connecticut Telephone. The Company believes that the remaining net proceeds of the Offerings will be sufficient to meet planned capital expenditures and anticipated negative operating cash flow for the foreseeable future. To the extent that the Company has additional financing requirements, sources of funding may include public offerings or private placements of equity and/or debt securities and additional capital contributions from new or existing stockholders. An additional source may include bank financing, although the Company currently does not have available a credit facility. There can be no assurance that additional financing will be available to the Company, or, if available, that it can be obtained on a timely basis and on terms acceptable to the Company and within limitations contained in the Senior Note Indentures. Failure to obtain such financing could result in the delay or abandonment of the Company's development and expansion plans.

INFLATION

  Management believes that inflation has not had a material effect on the Company's results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share," which simplifies the method for computing earnings per share. Under the new requirements, primary earnings per share will be replaced with basic earnings per share. The statement, which will not impact the results of operations, financial position or cash flows of the Company and does not have a material effect on the earnings per share previously presented, is effective for financial statements issued for periods ending after December 15, 1997 and will be adopted by the Company in connection with its financial statements for the fourth quarter of 1997.

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" and Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." The statements, which will not impact the results of operations, financial position or cash flows of the Company and do not have a material effect on the financial statements as previously presented, are effective for financial statements issued for fiscal years beginning after December 15, 1997 and will be adopted by the Company in 1998.

                               INDUSTRY OVERVIEW

  Prior to 1984, AT&T dominated both the local exchange and long distance marketplace by owning the operating entities that provided both local exchange and long distance services to most of the U.S. population. While long distance competition began to emerge in the late 1970s, the critical event triggering the growth of long distance competition was the breakup of AT&T and the separation of its local and long distance businesses as mandated by the Modified Final Judgment relating to the breakup of AT&T (the "MFJ"). To foster competition in the long distance market, the MFJ prohibited AT&T's divested local exchange businesses, the RBOCs, from acting as a single source provider of telecommunications services.

  The Telecommunications Act, which was enacted on February 8, 1996, is considered to be the most comprehensive reform of the nation's telecommunications laws and affects the development of competition for local telecommunications services. Specifically, certain provisions of the Telecommunications Act provide for: (i) the removal of legal barriers to entry to the local telecommunications services market; (ii) the interconnection of ILEC networks with competitors' networks; (iii) the establishment of procedures and requirements to be followed by the RBOCs, including the requirement that RBOCs offer local services for resale in order to enter into the long distance and telecommunications equipment manufacturing markets; and
(iv) the relaxation of the regulation of certain telecommunications services provided by LECs and others. The Company believes the Telecommunications Act will promote significant growth in the local telecommunications market as new market entrants, including resellers such as the Company, provide expanded service offerings and increased levels of customer service.

  Industry sources estimate that in 1996 the total revenues from local and long distance telecommunications services were approximately $185 billion, of which approximately $107 billion were derived from local exchange services and approximately $78 billion from inter-LATA long distance services. According to FCC information, aggregate revenues for local and long distance services grew at a compounded annual rate of approximately 5.5% between 1991 and 1996. Although the MFJ established the preconditions for competition in the market for long distance services in 1984, the market for local exchange services has until recently been virtually closed to competition and has largely been dominated by regulated monopolies. Efforts to open the local exchange market began in the late 1980s on a state-by-state basis when competitive access providers ("CAPs") began offering dedicated private line transmission and access services. These types of services together currently account for approximately 12% of the total local exchange revenues. CAPs were restricted, often by state laws, from providing the other, more frequently used services such as basic and switched services, which today account for approximately 88% of local exchange revenues.

  The Telecommunications Act further increases the opportunities available to competitive local providers by requiring the RBOCs and other ILECs to offer various network elements such as switching, transport and loops (i.e., the facilities connecting a customer's premises to a LEC central office) on an unbundled and non-discriminatory basis. RBOCs also are required to offer their retail services at wholesale rates for resale by other companies, including the Company. By offering such services, the RBOCs are also meeting certain of the requirements contained in the Telecommunications Act in order to gain FCC approval to provide in-region long distance services. Although certain provisions of the Telecommunications Act restricting the RBOCs' ability to provide in-region long distance services have been held unconstitutional by a Federal district court, the Company believes that significant parts of such decision may be reversed and vacated on appeal, but no assurance can be made as to the outcome of any appeals. See "Business--Competition." The Company believes regulatory reform, together with increased demand from the large underserved small and medium-sized business market, will provide growth opportunities for competitive local carriers who develop integrated billing and information systems and have significant management and operational expertise. This new market opportunity will permit competitive providers who can manage the operational and marketing implementation to offer a full range of local telecommunications services, including local calling, custom calling features and intra-LATA toll services to virtually any customer in the United States. The Company believes that carriers such as the Company providing competitive local exchange services have the opportunity to gain market share in the local exchange market just as long distance competitors gained market share from AT&T in the long distance market. In addition, competitors, including the Company and major IXCs, will be able to take advantage of the unbundling and resale requirements imposed on the RBOCs and other ILECs under the Telecommunications Act, thereby accelerating entry of competitors that previously have not invested in local distribution facilities. See "Risk Factors--Competition."

                                   BUSINESS

INTRODUCTION

  USN is one of the fastest growing CLECs in the United States. The Company offers a bundled package of telecommunications products, including local and long distance telephony, voicemail, paging, teleconferencing, Internet access and other enhanced and value-added telecommunications services, tailored to meet the needs of its customers. Upon the consummation of the Proposed Acquisition, the Company will also offer wireless telephone service on a resale basis. See "Prospectus Summary--Proposed Acquisition" and "Risk Factors--Proposed Acquisition." The Company primarily focuses its marketing efforts on small and medium-sized businesses with telecommunications usage of less than $5,000 per month. The Company's strategy is to continue to increase its customer base by being more flexible, innovative and responsive to the needs of its target customers than the RBOCs and the first-tier IXCs, which have historically concentrated their sales and marketing efforts on residential and large business customers. The Company primarily differentiates itself with a value-based marketing strategy by providing an integrated, customized package of telecommunications services on a single bill and responsive customer care.

  The Company is presently selling service to customers in certain states in the NYNEX region (Massachusetts, New Hampshire, New York and Rhode Island) and the entire Ameritech region (Illinois, Indiana, Ohio, Michigan and Wisconsin) and is currently in negotiations to expand its bundled services offering throughout the 14-state Bell Atlantic/NYNEX region. Management anticipates implementing service in at least two additional states by the end of 1998. In August 1997, NYNEX merged with Bell Atlantic. The Company continues to operate in the former NYNEX regions, which are now a part of the Bell Atlantic territory.

  During 1997, the Company increased aggregate local access lines in service from 8,364 lines to 171,962 lines, including the provisioning of 55,371 lines in the fourth quarter. As of December 31, 1997, the Company had sold 191,069 local access lines, including 55,897 lines which were sold in the fourth quarter. Services are primarily marketed through an approximately 425 member direct salesforce in 34 offices located in nine states. As part of its customer-focused product offering, the Company provides personalized customer service, 24 hours a day, 365 days per year, through its two regional customer care centers.

COMPETITIVE ADVANTAGES

  Providing local exchange services is a highly complex process that requires overcoming significant barriers to entry. Since inception, the Company has spent significant time, resources and capital to enter the local market. In the process, it has gained substantial experience in this complicated market segment. Consequently, the Company believes it has the following competitive advantages:

 . COMPLEMENTARY RELATIONSHIPS WITH RBOCS. The Company believes that the RBOCs' networks will continue to be the predominant means for providing local telecommunications services to the Company's target customers for the foreseeable future. Accordingly, the Company has positioned itself to take advantage of the opportunities created by the Telecommunications Act by leveraging its complementary relationships with the RBOCs. The Telecommunications Act requires the RBOCs to complete a number of "checklist" items in order to qualify for long distance entry in their local service areas. Although certain provisions of the Telecommunications Act restricting the RBOCs' ability to provide in-region long-distance have been held unconstitutional by a Federal district court, the Company believes that significant parts of such decision may be reversed and vacated on appeal, but no assurance can be made as to the outcome of any appeals. See "Risk Factors--Competition." By moving aggressively to enter into resale agreements and to develop electronic interfaces with the RBOCs, the Company believes it has positioned itself to play a key role in enabling the RBOCs to meet a number of those requirements. The Company was the first to enter into comprehensive resale agreements with Ameritech and NYNEX, served as the systems beta customer for Ameritech, NYNEX and Bell Atlantic and is currently one of the largest CLECs in terms of access lines in service in the Ameritech and NYNEX markets. Consequently, the Company is often requested by state and federal regulators to provide information on the Company's experiences. The Company believes its complementary relationships with the
 RBOCs have facilitated the Company's rapid growth in its existing markets and enabled it to become a valuable and viable resale channel partner. The
 Company further believes, based on discussions with RBOC officials and industry experts, that the RBOCs will continue to develop strong resale channel partners in an effort to mitigate the potential negative effects of facilities-based competition.

 . UNIQUE RESALE AGREEMENTS. The Company has executed comprehensive local exchange resale agreements with Ameritech for the greater metropolitan Chicago area, Ohio and Michigan, and with NYNEX for the State of New York. In addition to the cost advantages associated with the term and volume commitment contracts, these contracts provide "most favored nation" and other pricing protections designed to maintain the competitiveness of rates and position the Company to purchase capacity at rates at least as favorable as those of other potential resellers of Ameritech and NYNEX local services. In addition, the Company has executed an interim resale agreement with Bell Atlantic for the State of Massachusetts. The Company is currently in negotiations to expand its resale agreements throughout the 14-state combined Bell Atlantic/NYNEX region and the 5-state Ameritech region. In advance of completing these negotiations, the Company has or plans to enter certain additional states by reselling local service pursuant to state-mandated wholesale discounts. The Company estimates, based on data compiled by the FCC, that the regions covered by the current comprehensive Ameritech and Bell Atlantic/NYNEX resale agreements include access to over 10 million business access lines. Management believes that upon expansion into the remaining Bell Atlantic/NYNEX region and the Ameritech region, the Company will have access to approximately 20 million business access lines. The Company continuously evaluates opportunities to enter into agreements with additional RBOCs, other local and long distance service providers and enhanced and other value-added service providers in order to aggressively build its customer base as well as to provide additional services to its existing customers while reducing costs.

 . PROPRIETARY ELECTRONIC PROVISIONING AND INTERFACE SYSTEMS. By serving as the systems beta customer for Ameritech, NYNEX and Bell Atlantic, the Company was among the first CLECs to develop electronic provisioning systems for resale of RBOC services. Development of provisioning systems is critical for carriers seeking to grow rapidly in the complex, competitive local telecommunications market. These systems must address the numerous technical configurations associated with local service, including correctly coding customers into data bases for 911, 411, white pages and customer service, as well as provisioning thousands of local services, known as USOCs. Electronic provisioning between the Company and its RBOC vendors allows the Company to provision a significantly greater volume of lines than would be possible if transmitting orders by mail or facsimile. Moreover, because the proprietary systems developed by the Company lessen manual input and reduce repetitive data entry, the Company experiences improved efficiency and accuracy in transmitted orders, thereby reducing costs and increasing customer satisfaction. The Company believes it has established an industry leadership position in the deployment of these systems, and it is committed to their continuous improvement.

 . LARGEST DIRECT SALESFORCE AMONG CLECS IN ITS MARKETS. The Company's services are currently sold through an approximately 425 member direct salesforce, located in 34 offices in Illinois, Indiana, Massachusetts, Michigan, Ohio, New Hampshire, New York, Rhode Island and Wisconsin. Additionally, the Company intends to hire approximately 75 new sales people by the end of 1998 to expand service in the Ameritech and combined Bell Atlantic/NYNEX regions. The Company primarily recruits salespeople with experience in selling competitive telecommunications services to businesses in the markets where they are based. The Company's salesforce is trained in-house with a rigorous customer-focused training program that promotes activity-based selling. Salespeople are given an incentive through a commission structure, with a target of 50% of a salesperson's compensation based on performance. The Company believes its large, experienced, face-to-face salesforce has been, and will continue to be, vital to expanding its customer base in today's highly competitive telecommunications industry.

 . STRATEGIC FLEXIBILITY. The Company believes that its business strategy affords it more flexibility to take advantage of regulatory and industry dynamics than its facilities-based competitors. For example, the FCC's position on unbundled network elements has evolved to the point where competitors are now able to purchase on an economic basis unbundled network elements from the RBOCs and rebundle them into an alternative local service option. The Company expects to exploit this opportunity by rebundling network elements, thus expanding its products offering and improving its strategic position. In addition, the increased construction by facilities-based CLECs has improved the value of the Company's services by creating alternative resale partners other than RBOCs. The Company is currently evaluating proposals from facilities-based CLECs to provison local service.

GROWTH STRATEGY

  The Company's objective is to be a leading provider of integrated local and long distance services and other telecommunications products to small and medium-sized businesses in its target markets. The Company expects to achieve this goal through the successful implementation of its growth strategy which includes the following:

 . PROVIDE AN INTEGRATED TELECOMMUNICATIONS SOLUTION. A key element in building its customer base while minimizing churn has been, and will continue to be, the implementation of a marketing and operating strategy which emphasizes an integrated telecommunications solution to its target market. To a large extent, the Company's target customers have not previously been provided the opportunity to purchase bundled services. The Company attracts and retains customers by combining responsive customer care with a pricing package to provide high-quality service at a cost which is usually afforded to only large business customers. Specifically, the Company provides a single source and bill for integrated local and long distance telephony, voicemail, paging, teleconferencing, Internet access and other enhanced and value-added telecommunications services, with a single point of contact for customer service, product inquiries, repairs and billing questions. Upon consummation of the Proposed Acquisition, the Company will also offer wireless telephone service on a resale basis. See "Prospectus Summary--Proposed Acquisition." Based on its experience, the Company believes that this marketing and customer service approach has minimized customer acquisition costs and churn.

 . FOCUS ON LARGE, UNDERSERVED MARKET. The Company utilizes a direct sales approach and primarily focuses its marketing efforts on small and medium-sized businesses with telecommunications usage of less than $5,000 per month. The Company believes this target market is best served by a direct sales approach because most of these customers do not employ in-house telecommunications specialists and in most cases obtain services from various vendors. The Company's experience indicates that these customers prefer a single source for all their telecommunications requirements, including products, billing and service. The Company believes that its gross margins on services provided to its target market are generally higher than for larger business customers. Since the RBOCs and the first-tier IXCs primarily concentrate their sales and marketing efforts on residential and large business customers, the Company will continue to focus its marketing on this underserved market to rapidly expand its customer base.

 . LEVERAGE UBIQUITOUS NETWORKS. The Company believes that a key factor in its success has been its ability to provide through the RBOC networks the complete range of local services currently provided by RBOCs across their entire service territories. There is currently no competing network with the product breadth, capacity and geographic reach of the RBOC networks. By contrast, facilities-based CLECs are currently limited primarily to servicing customers in areas where they have network facilities.

 . RAPID MARKET ENTRY. The Company believes its ability to enter a market early and provide ubiquitous service will continue to allow it to rapidly build a customer base across a large geographic area prior to the lifting of regulatory restrictions on the ability of first-tier IXCs and RBOCs to offer integrated services. Based on continuing legal challenges, the Company does not believe that any RBOC will provide in-region long distance services on a significant basis, prior to 1999. As a non-facilities based provider, the Company believes it is able to build a customer base quickly and efficiently without incurring significant costs and the developmental delays inherent in constructing network and transmission facilities. In addition, the Company's proprietary software interface systems facilitate its rapid customer acquisition strategy by allowing it to provision high volumes of access lines.

 . EXPAND LOCAL SERVICES. The Company plans to expand its local services offering, positioning it to offer a full range of local services over a broad geographic area at a competitive cost, by: (i) entering into term and volume resale agreements in new territories with RBOCs; (ii) entering into resale agreements with one or more facilities-based CLECs; (iii) rebundling network elements from RBOCs; and (iv) reselling local service in new territories pursuant to state-mandated wholesale discounts prior to entering into resale agreements with RBOCs and/or facilities-based CLECS in such territories. The Company believes, based on its experience and industry analysts' reports, as well as recent regulatory and industry developments, that RBOCs have an incentive to continue to negotiate wholesale agreements with respect to small and medium-sized businesses to stabilize this revenue base and deter migration of such customers to RBOCs' facilities-based competitors. The Company also believes that its demonstrated sales and provisioning expertise is attractive to facilities-based CLECs which may not be having similar success.

SALES AND MARKETING

  The Company's customers include small and medium-sized businesses which principally have telecommunications usage of less than $5,000 per month. The Company believes that the RBOCs and large IXCs historically have chosen not to concentrate their sales and marketing efforts on this business segment, which the Company believes represents a significant portion of the telecommunications market. Through radio and newspaper advertising, as well as various marketing programs, the Company has sought to establish itself as a recognized brand name for its products and services emphasizing responsive customer support, competitive product and pricing packages and a targeted sales and marketing strategy. The Company had in excess of 17,000 customers as of December 31, 1997.

  The Company's services are currently sold through an approximately 425 member direct salesforce, located in 34 offices in Illinois, Indiana, Massachusetts, Michigan, Ohio, New Hampshire, New York, Rhode Island and Wisconsin. The sales personnel make direct calls to prospective and existing customers to outline the range of services offered and discuss the benefits of the Company's integrated service offerings, enhanced customer care and potential savings. The Company is planning to supplement its direct sales organization with outbound telemarketing and indirect sales efforts. The Company believes this marketing approach will increase market coverage and reduce marketing and customer acquisition costs.

  The Company has recruited and continues to recruit a direct salesforce in each of the markets in which it operates. The Company primarily recruits salespeople with experience in selling competitive telecommunications services to businesses in the markets where they are based. The Company's salesforce is trained in-house with a rigorous customer-focused training program that promotes activity-based selling. The salesforce makes calls to prospective customers from potential customer modules created by acquiring business databases sorted by target characteristics (e.g., size of business and number of telephone lines). Salespeople are given an incentive through a commission structure, with a target of 50% of a salesperson's compensation based on such person's performance.

CUSTOMER CARE

  The Company maintains an emphasis on customer care to differentiate itself from its competitors and reduce churn. By providing each customer with an account representative, the Company is able to provide ongoing personalized contact to address the clients' needs. In addition, the Company has established a 24-hours-per-day, 365-days-per-year, customer care center to facilitate customer care and customer service requests. At the Company's customer care centers, customers' calls are answered by experienced customer care representatives, many of whom are cross-trained in the provisioning process. The Company believes that the superior customer service, face-to-face sales process and integrated service offering provide the Company with a competitive advantage over the existing local service providers.

MANAGEMENT INFORMATION SYSTEMS

  The Company is committed to the continued development and successful implementation of billing and customer care systems that provide accurate and timely information to both the Company and its customers. The proprietary electronic interfaces of the Company's management information systems for the provisioning of services to the Company's customers have been developed in cooperation with Ameritech and NYNEX. Provisioning of service to customers is accomplished through the Company's proprietary systems, which are designed to interface with the RBOCs' systems through a variety of delivery mechanisms. The Company believes this method of development has been, and will continue to be, a critical element to successfully providing local telecommunications services and provides the Company with a competitive advantage, as the RBOCs have an economic and strategic incentive to work with resellers that have sophisticated information systems that can electronically interface with the RBOCs' systems. The Company's experience in developing these systems allows it to offer services quickly in new markets. The customer care systems have been developed and continue to be enhanced in a client/server environment allowing for flexibility to accommodate an expanding customer base, efficient entry into new markets and rapid development of additional functionality.

  The Company's billing systems are designed to provide access to a broad range of information on individual customers, including their call volume, patterns of usage and billing history. This same information is used by the Company to identify customer trends and will allow for proactive support of the Company's marketing efforts.

  The Company currently outsources the rating, printing and mailing of customer bills. Since these functions require a high volume of processing in a limited time frame, the Company has determined that currently the most economical way to process bills is to outsource this function. The customer usage information for billing and the tables and procedures used in the rating of call records are maintained separately by the Company to manage the ongoing needs of each customer. Standard management reports are generated for every billing cycle.

VENDOR AGREEMENTS

 Introduction

  The Company has executed comprehensive local exchange resale agreements with Ameritech for the greater metropolitan Chicago area, Ohio and Michigan, and with NYNEX for the State of New York. In addition, the Company has executed interim resale agreements with Ameritech for the State of Wisconsin and with Bell Atlantic for the State of Massachusetts. The Company estimates, based on data compiled by the FCC, that the regions covered by the current comprehensive Ameritech and Bell Atlantic/NYNEX resale agreements include access to over 10 million business access lines. Management believes that upon expansion into the remaining Bell Atlantic/NYNEX region and the Ameritech region, the Company will have access to approximately 20 million business access lines. The Company continuously evaluates opportunities to enter into agreements with additional RBOCs, other local and long distance providers and enhanced and other value-added service providers in order to aggressively build its customer base as well as to provide additional services to its existing customers while reducing costs.

  The Company currently has a long distance resale agreement with MCI. Such agreement allows the Company to offer its customers integrated local and long distance telecommunications services. In addition, such agreement has allowed the Company to enter and establish itself as a telecommunications provider in strategically targeted markets prior to establishing a local exchange resale agreement.

 Ameritech Resale Agreements

  Pursuant to the Ameritech resale agreements, the Company purchases local exchange services at discounted rates based on a ten-year term. These agreements contain pricing protections designed to maintain the competitiveness of the Company's discounted rates and position the Company to purchase capacity at rates at least as favorable as those of competitors that may eventually negotiate a resale agreement. The level of discounts of the resold services provided under these agreements vary based on the state and the nature of services resold (i.e., access lines, local calls, toll calls or features).

  Services offered for resale include most of the telecommunications products and services engineered and provided by Ameritech, such as local exchange calling and attendant features including call waiting, call forwarding, caller ID and three-way calling. The rates for these services are filed with the public utilities commission of each respective state. The Company also has an agreement with Ameritech for the resale of certain non-tariffed services to its customers, including inside wire maintenance.

  The Ameritech resale agreements include a minimum commitment of resold access lines per region covered. The minimum commitment in Illinois is 150,000 business access lines and in Ohio and Michigan, 100,000 business access lines and 10,000 residential lines. The minimum commitment is not a limitation on the Company's overall ability to sell access lines at discounted rates. However, if the Company fails to meet its minimum commitment, the Company is subject to an underutilization charge equal to the number of unutilized lines multiplied by a fixed average business line rate. The measurement period of the minimum commitment does not commence, however, until the completion of an 18-month "ramp up" period which gives the Company the ability to build its customer base. In addition, the Ameritech resale agreements provide a "carryforward" provision designed to minimize the potential for any liability resulting from a failure to meet the minimum commitment by carrying forward underutilization amounts which may be met in the future.

  If the Company does not meet its minimum commitment by the end of the ten-year term with the benefit of the carryforward provision, the Company has the option to either pay a penalty based on the aggregate number of unutilized lines or subscribe on a monthly basis to an equivalent number of lines during the next three-year period. In the event the Company terminates any of the Ameritech resale agreements prior to their expiration, the Company is subject to a termination charge.

 Bell Atlantic/NYNEX Resale Agreement

  On July 9, 1996, the Company executed a resale agreement with NYNEX to provide for the resale of local exchange services for the State of New York at discounted rates based on a ten-year term. The New York Bell Atlantic/NYNEX resale agreement contains pricing protections designed to maintain the competitiveness of discounted rates provided to the Company. Under the New York Bell Atlantic/NYNEX resale agreement, the Company receives the lowest rate and/or most favorable term provided to any reseller; however, if a lower rate is provided to a reseller committing to both a longer term and a greater volume commitment, the Company receives the lower rate but must negotiate with Bell Atlantic a reasonable transition to similar commitments. If the Company cannot successfully negotiate such a transition with Bell Atlantic, then the Company may be unable to maintain the lowest rate. The level of discounts of resold services varies based on the nature of the services. The New York Bell Atlantic/NYNEX resale agreement contains a minimum commitment of 100,000 business access lines. In the event the Company does not satisfy the minimum commitment after a trial period and ramp-up period, the Company is subject to an underutilization charge. However, the New York Bell Atlantic/NYNEX resale agreement also contains a carryforward provision designed to minimize the potential of an underutilization charge. The Company has also executed an interim resale agreement with Bell Atlantic for Massachusetts. This agreement does not contain a term and volume commitment, but was designed to allow the Company to begin reselling services in Massachusetts expeditiously in a manner consistent with state regulatory developments. Although there can be no assurance, it is expected that the Company and Bell Atlantic will enter into a long-term resale agreement for Massachusetts similar to the New York Bell Atlantic/NYNEX resale agreement.

 Long Distance Agreements

  The Company has an agreement with MCI pursuant to which MCI provides a wide range of long distance telecommunications services to the Company's customers. Services offered for resale from MCI include a variety of inbound, outbound, calling card and international services. In addition, the Company also resells teleconferencing, debit cards, branded operator services and private line services.

  The Company's long distance carrier agreement with MCI became effective August 1, 1996 and contains a 33-month term. It requires the Company to achieve certain monthly dollar targets in order to qualify for discounted rates on carrier services. The agreement provides for an annual commitment for each of the final two years of the contract term. If the Company does not meet its annual commitment during any annual period of the term, an underutilization charge shall apply in an amount equal to 15% of the difference between the committed amount and the actual usage. However, the Company may carry forward up to 10% of the initial annual commitment for a period of up to three months in the following annual period.

 Enhanced and Other Value-Added Telecommunications Services

  The Company has agreements to offer on a resale basis enhanced and other value-added services such as Internet access and paging. In addition, the Company has entered into an agreement for the exclusive rights in the United States and Canada to distribute a "Windows"-based teleconferencing product which allows the conference host to conduct a conference call using point and click graphics directly from a personal computer without having to make teleconference reservations.

COMPETITION

  The Company operates in a highly competitive environment and has no significant market share in any market in which it operates. The Company expects that competition will continue to intensify in the future due to regulatory changes, including the continued implementation of the Telecommunications Act, and the increase in the size, resources and number of market participants. In each of its markets, the Company faces competition for local service from larger, better capitalized incumbent providers. Additionally, the long distance market is already significantly more competitive than the local exchange market, because the ILECs, including the RBOCs, have historically had a monopoly position within the local exchange market.

  In the local exchange market, the Company also faces competition or prospective competition from one or more CLECs, many of which have significantly greater financial resources than the Company, and from other competitive providers, including some non-facilities-based providers like the Company. For example, AT&T, MCI and Sprint, among other carriers, have each begun to offer local telecommunications services in major U.S. markets using their own facilities or by resale of the ILECs' or other providers' services. In fact, certain competitors, including AT&T, MCI and Sprint, have entered into interconnection agreements with Ameritech with respect to the States of Illinois, Michigan and Ohio. These competitors either have begun or in the near future likely will begin offering local exchange service in those states, subject to the joint marketing restrictions under the Telecommunications Act. In addition, some of these competitors have entered into interconnection agreements with NYNEX and either have begun or in the near future likely will begin offering local exchange service in New York and Massachusetts, subject to such joint marketing restrictions. In addition to these long distance service providers, entities that currently offer or are potentially capable of offering switched services include CLECs, cable television companies, electric utilities, other long distance carriers, microwave carriers, wireless telephone system operators and large customers who build private networks. Many facilities-based CLECs and long distance carriers, for example, have committed substantial resources to building their networks or to purchasing CLECs or IXCs with complementary facilities. By building or purchasing a network or entering into interconnection agreements or resale agreements with ILECs, including RBOCs, a facilities-based provider can offer single source local and long distance services similar to those offered by the Company. Such additional alternatives may provide such competitors with greater flexibility and a lower cost structure than the Company. In addition, some of these CLECs and other facilities-based providers of local exchange service are acquiring or being acquired by IXCs. While certain of these combined entities, such as the entity to be formed by the proposed merger of WorldCom, Inc. and MCI, may continue to be subject to the joint marketing restrictions in the Telecommunications Act, others will not be subject to such restrictions. Any of these combined entities may have resources far greater than those of the Company. These combined entities may provide a bundled package of telecommunications products, including local and long distance telephony, that is in direct competition with the products offered by the Company.

  With respect to wireless telephone system operators, the FCC has authorized cellular, PCS, and other CMRS providers to offer wireless services to fixed locations, rather than just to mobile customers, in whatever capacity such CMRS providers choose. Previously, cellular providers could provide service to fixed locations only on an ancillary or incidental basis. This authority to provide fixed as well as mobile services will enable CMRS providers to offer wireless local loop service and other services to fixed locations (e.g., office and apartment buildings) in direct competition with the Company and other providers of traditional wireless telephone service. In addition, in August 1996, the FCC promulgated regulations that classify CMRS providers as telecommunications carriers, thus giving them the same rights to interconnection and reciprocal compensation under the Telecommunications Act as other non-LEC telecommunications carriers, including the Company.

  The Company will also face competition from other fixed wireless services, including MMDS, LMDS and 38 GHz wireless communications systems, WCS, FCC Part 15 unlicensed wireless radio devices, and other services that use existing point-to-point wireless channels on other frequencies. The FCC has announced plans to hold an auction for LMDS licenses in all markets for the provision of high capacity, wide-area fixed wireless point-to-multipoint systems. In addition, the FCC has adopted rules to auction geographical area wide licenses for the operation of fixed wireless point-to-multipoint communications services in the 38 GHz band, although many 38 GHz licenses have already been issued nationwide. The LMDS auction is scheduled to begin in February 1998 and the 38 GHz auction is expected to occur later in 1998. The MMDS service, also known as "wireless cable," also currently competes for metropolitan wireless broadband services. At present, wireless cable licenses are used primarily for the distribution of video programming and have only a limited capability to provide two-way communications needed for wireless broadband telecommunications services, but there can be no assurance that this will continue to be the case. The FCC has initiated a proceeding to determine whether to provide wireless cable operators with greater technical flexibility to offer two-way services. The FCC also has indicated that it plans to propose rules for the issuance of licenses in the 24 GHz band for DEMS, which also is designed to offer high capacity, wide area fixed point-to-multipoint service, and many 24 GHz DEMS licenses have already been issued nationwide. Finally, the FCC has allocated a number of spectrum blocks for use by wireless devices that do not require site or network licensing. A number of vendors have developed such devices that may provide competition to the Company, in particular for certain low data-rate transmission services.

  Under the Telecommunications Act and related federal and state regulatory initiatives, barriers to local exchange competition are being removed. The availability of broad-based local resale and introduction of facilities-based local competition are required before the RBOCs may provide in-region interexchange long distance services. Also, the largest long distance carriers (AT&T, MCI, Sprint and any other carrier with 5% or more of the pre-subscribed access lines) are prevented under the Telecommunications Act from bundling local services resold from an RBOC in a particular state with their long distance services until the earlier of (i) February 8, 1999 or (ii) the date on which the RBOC whose services are being resold obtains in-region long distance authority in that state. The RBOCs are currently allowed to offer certain in-region "incidental" long distance services (such as cellular, audio and visual programming and certain interactive storage and retrieval functions) and to offer virtually all out-of-region long distance services.

  Section 271 of the Telecommunications Act prohibits an RBOC from providing long-distance service that originates (or in certain cases terminates) in one of its in-region states until the RBOC has satisfied certain statutory conditions in that state and has received the approval of the FCC. The FCC to date has denied each application for such approval, including the application of Ameritech for in-region long distance authority in Michigan. The Company anticipates that a number of RBOCs, including Ameritech and Bell Atlantic, will file additional applications for in-region long distance authority in certain states in 1998. The FCC will have 90 days from the date an application for in-region long distance authority is filed to decide whether to grant or deny the application. Based on continuing legal challenges, the Company does not believe that any RBOC will provide in-region long distance services on a significant basis prior to 1999.

  Once the RBOCs are allowed to offer widespread in-region long distance services, both they and the largest IXCs will be in a position to offer single-source local and long distance services similar to those offered by the Company. On December 31, 1997, a United States District Court judge in Texas held unconstitutional certain sections of the Telecommunications Act, including Section 271. This decision would permit the three RBOCs that are parties in the case, including Bell Atlantic, immediately to begin offering widespread in-region long distance services. Unless stayed or overturned on appeal, this decision could have a material adverse effect on the Company. The FCC and certain IXCs have filed a request for a stay and the Company expects that the FCC and certain IXCs will file appeals of the decision with the United States Court of Appeals for the Fifth Circuit. Although there can be no assurance as to the outcome of this litigation, the Company believes that significant parts of the District Court decision may be reversed or vacated on appeal.

  While new business opportunities will be made available to the Company through the Telecommunications Act and other federal and state regulatory initiatives, regulators are likely to provide the ILECs with an increased degree of flexibility with regard to pricing of their services as competition increases. Although the Ameritech and Bell Atlantic/NYNEX resale agreements contain certain pricing protections, including adjustments in the wholesale rates to be consistent with any changes in the Ameritech and Bell Atlantic/NYNEX retail rates, if the ILECs elect to lower their rates and sustain lower rates over time, this may adversely affect the revenues of the Company and place downward pressure on the rates the Company can charge. While the Ameritech and Bell Atlantic/NYNEX resale agreements ensure that the Company will receive any lower rate provided to any other reseller, under the Bell Atlantic/NYNEX resale agreement if such lower rate is provided to a reseller committing to both a longer term and a greater volume commitment, the Company receives the lower rate, but must negotiate with Bell Atlantic a reasonable transition to similar commitments. If the Company cannot successfully negotiate such a transition with Bell Atlantic, then the Company may be unable to maintain the lowest rate. The Company believes the effect of lower rates may be offset by the increased revenues available by offering new products and services to its target customers, but there can be no assurance that this will occur. In addition, if future regulatory decisions afford the LECs excessive pricing flexibility or other regulatory relief, such decisions could have a material adverse effect on the Company.

  Competition for the Company's products and services is based on price, quality, network reliability, service features and responsiveness to customers needs. While the Company believes that it currently has certain advantages relating to the timing, ubiquity and cost savings resulting from its resale agreements, there is no assurance that the Company will be able to maintain these advantages. A continuing trend toward business combinations and alliances in the telecommunications industry may create significant new competitors to the Company. Many of the Company's existing and potential competitors have financial, technical and other resources significantly greater than those of the Company. In addition, in December 1997 the FCC issued rules to implement the provisions of the World Trade Organization Agreement on Basic Telecommunications, which was drafted to liberalize restrictions on foreign ownership of domestic telecommunications companies and foreign telecommunications companies to enter domestic markets. The new FCC rules are presently scheduled to go into effect in February 1998 and will make it substantially easier for many non-U.S. telecommunications companies to enter the U.S. market, thus further increasing the number of competitors. The new rules will also give non-U.S. individuals and corporations greater ability to invest in U.S. telecommunications companies, thus increasing the financial and technical resources available to the Company and its existing and potential competitors.

GOVERNMENT REGULATION

  The Company is subject to varying degrees of federal, state, local and international regulation. In the United States, the Company's provision of local exchange services is regulated by the states. The Company must be separately certified in each state to offer local exchange services. No state, however, subjects the Company to price cap or rate-of-return regulation. FCC approval is required for the resale of international facilities and services. The FCC has determined that nondominant carriers, such as the Company, are required to file interstate tariffs on an ongoing basis, setting forth the Company's rates and operating procedures. Such tariffs can currently be modified on one day's notice. The FCC recently issued regulations to eliminate this tariff filing requirement for all nondominant carriers, such as the Company and all other nondominant interexchange carriers (except possibly the RBOCs in certain circumstances), effective in late 1997. Various carriers have filed suit to overturn the FCC regulations, and the U.S. Court of Appeals for the D.C. Circuit has stayed the regulations pending its decision in that appeal, which is expected in the first half of 1998. The FCC has recently ruled that RBOCs providing out-of-region long distance service through separate subsidiaries from their local telephone operations qualify for nondominant treatment. Out-of-region RBOC services provided through unseparated entities, however, are subject to full dominant carrier regulation, including the requirement to submit cost support with tariffs and to file tariffs on at least 15 to 45 days' notice, depending on various factors. The FCC has indicated that RBOC in-region service, when authorized, will be subject to nondominant regulatory status. See "Risk Factors--Regulation and Risks of the Telecommunications Act."

  Legislation. On February 8, 1996, President Clinton signed into law the Telecommunications Act, comprehensive federal telecommunications legislation affecting all aspects of the telecommunications industry. The Telecommunications Act establishes a national policy that promotes local exchange competition. The Telecommunications Act requires that local and state barriers to entry into the local exchange market be removed and establishes broad uniform standards under which the FCC and the state commissions are to implement local competition and co-carrier arrangements in the local exchange market. Under certain conditions and subject to reasonable exceptions, ILECs are now required to make available for resale to new entrants all services offered by the LEC on a retail basis. The Telecommunications Act also imposes significant obligations on the RBOCs and other ILECs, including the obligation to interconnect their networks with the networks of competitors. Each ILEC is required not only to open its network but also to "unbundle" the network. The FCC issued regulations in August 1996 defining a minimum set of elements which must actually be unbundled, and each state may augment this list if it wishes. States have begun and, in a number of cases, completed regulatory proceedings to determine the pricing of these unbundled network elements and services, and the results of these proceedings will determine whether it is economically attractive to use these elements.

  The RBOCs have an added incentive to open their local exchange networks to facilities-based competition because Section 271 of the Telecommunications Act provides for the removal of the current ban on RBOC provision of in-region inter-LATA toll service and equipment manufacturing. This ban will be removed only after the RBOC demonstrates to the FCC, which must consult with the Department of Justice and the relevant state commissions, that the RBOC has
(1) met the requirements of the Telecommunications Act's 14-point competitive checklist and (2) entered into an approved interconnection agreement with one or more unaffiliated, facilities-based competitors in some portion of the state pursuant to which such competitors provide both business and residential service (or that by a date certain no such competitors have "requested" interconnection as defined in the Telecommunications Act). If the FCC determines that the RBOC's entry into in-region provision of long distance in that state is in the public interest and that the RBOC has met the 14-point checklist, it must authorize the RBOC to provide such services. RBOC in-region services must be provided through a separate subsidiary for three years, unless extended by the FCC. The FCC to date has denied each such application filed, including the application of Ameritech, the RBOC in three states where the Company operates, for in-region long distance authority in Michigan. The Company anticipates that a number of RBOCs, including Ameritech and Bell Atlantic, will file additional applications in 1998. Based on continuing legal challenges, the Company does not believe any RBOC will provide in-region long distance services on a significant basis prior to 1999.

  Under the 14-point competitive checklist, in order to obtain in-region long distance authority an RBOC must first demonstrate to the FCC, among other things, that, within a particular state, it offers competing LECs the following: interconnection as required under the Telecommunications Act; non-discriminatory access to unbundled network elements at just and reasonable rates; non-discriminatory access to its poles, ducts, conduits, and rights-of-way; unbundled local loop transmission, unbundled local transport, and unbundled local switching; non-discriminatory access to 911 services; directory assistance, operator call completion services, and white pages directory listings for competing local carriers' customers; non-discriminatory access to call routing databases; number portability (i.e., the ability of a customer to keep the same telephone number when switching local telephone service providers); dialing parity (i.e., the ability of customers of one telephone service provider to call customers of other providers without dialing access codes); reciprocal compensation arrangements for the termination of calls between competing local networks; and permitting resale of its telecommunications services.

  SBC Communications Inc., the parent of RBOCs in Oklahoma and other southwestern states, filed a lawsuit in June 1997 challenging the constitutionality of Section 271 and seeking to have it declared void. On December 31, 1997, a United States District Court judge in Texas held unconstitutional certain sections of the Telecommunications Act, including
Section 271. This decision would permit the three RBOCs that are parties in the case, including Bell Atlantic, immediately to begin offering widespread in-region long-distance services. Unless stayed or overturned on appeal, this decision could have a material adverse effect on the Company. The FCC and certain IXCs have filed a request for a stay and the Company expects that the FCC and certain IXCs will file appeals of the decision with the United States Court of Appeals for the Fifth Circuit. Although there can be no assurance as to the outcome of this litigation, the Company believes that significant parts of the District Court decision may be reversed or vacated on appeal.

  The Telecommunications Act is intended to eliminate state and local statutory and regulatory barriers to entry, thus accelerating the process of creating a competitive environment in all markets. This preemption of state laws barring local competition and the relaxation of regulatory restraints should enhance the Company's ability to expand its service offerings nationwide. At the same time, the Telecommunications Act will also substantially increase the competition the Company will face in its various markets.

  The Telecommunications Act permits the Company, as a telecommunications carrier with less than 5% of nationwide presubscribed access lines, to offer single-source combined packages of local and long distance services. In contrast, AT&T, MCI and Sprint may not bundle in an RBOC's territory their local services resold from an RBOC and in-region long distance service until the earlier of (i) February 8, 1999 or (ii) the date the RBOC is authorized under Section 271 to enter the inter-LATA long distance market in that state.

  Federal Regulation. The Telecommunications Act in some sections is self-executing, but in most cases the FCC must issue regulations that identify specific requirements before the Company and its competitors can proceed to implement the changes the Telecommunications Act prescribes. The Company actively monitors all pertinent FCC proceedings and has participated in some of these proceedings. The FCC already has completed most of these rulemaking proceedings. The outcome of these various ongoing FCC rulemaking proceedings or judicial appeals or such proceedings could materially affect the Company's operations.

  In May 1997, the FCC issued new regulations regarding the implementation of the universal service program and the assessment of access charges on carriers retaining access to local exchange networks. All telecommunications carriers, including the Company, that provide interstate services are required to contribute, on an equitable and nondiscriminatory basis, to the preservation and advancement of universal service pursuant to a universal funding service mechanism established by the FCC. Both the access charge and universal service regimes were substantially revised. As a result of these changes, the costs of business and multiple residential telephone lines are expected to increase. In addition, the new regulations require a reseller, such as the Company, to begin contributing to the universal service programs for low-income consumers and high-cost, rural and insular areas on the basis of the reseller's interstate and international revenues. Several parties have appealed various parts of the new FCC rules, including the revenue basis on which contributions are determined. On December 16, 1997, the FCC revised and approved universal service contribution factors for the first quarter of 1998. In support of high-cost and low-income universal service programs during the first quarter of 1998, the FCC required carriers to contribute 3.19% of half of the revenues collected from their interstate and international services during the first half of 1997. In support of universal service programs for schools, libraries and rural health care institutions, the FCC required carriers to contribute 0.72% of half of the revenues collected from their intrastate, interstate and international services during the first half of 1997.

  The Telecommunications Act provides that individual state utility commissions can, consistent with FCC regulations, prohibit resellers from reselling a particular service to specific categories of customers to whom the ILEC does not offer that service at retail. In August 1996, the FCC issued detailed regulations providing that many such limitations are presumptively unreasonable and that states may enact such prohibitions on resale only in certain limited circumstances. In particular, the FCC concluded that while it would be permissible to prohibit the resale of certain residential or other subsidized services to end users that would be ineligible to receive such services directly from the LEC, all other "cross-class" selling restrictions, including those on volume discount and flat-rated offerings to business customers, would be presumed unreasonable. An ILEC may rebut this presumption, however, by demonstrating that the class restriction is reasonable and nondiscriminatory. The FCC also rejected claims by several ILECs to provide for several exceptions to the general resale obligation. For instance, it refused to create a general exception for all promotional or discounted offerings, including contract and customer-specific offerings. The FCC did, however, conclude that short-term promotional prices (i.e., those offered for 90 days or less) are not "retail rates" and thus are not subject to the wholesale rate obligation. ILECs may not offer consecutive 90-day promotions to avoid these resale obligations.

  The Telecommunications Act also provides that state commissions shall be given an opportunity to determine the wholesale rates for local telecommunications services (i.e., the rates charged by ILECs to resellers such as the Company) on the basis of retail rates less "avoided costs" (i.e., marketing, billing, collection and other administrative costs avoided by the ILEC when it sells at wholesale). In August 1996, the FCC issued detailed regulations establishing an interim default discount of 17% to 25%. Although this portion of the FCC's rules has been overturned on appeal (see below), in practice state commissions have generally adopted discount percentages that fall within the 17-25% default range.

  In August 1996, the FCC also issued regulations that, among other things, set minimum standards governing the terms and prices of interconnection and access to unbundled ILEC network elements. These regulations indirectly affect the price at which the Company's new facilities-based competitors may ultimately provide service. The Telecommunications Act provides that state commissions shall determine the rates charged for such unbundled elements on the basis of cost plus a reasonable profit. The FCC declined to issue detailed regulations governing the relationship between these two pricing standards, leaving the interpretation and implementation of the two standards to the states. The Company is unable to predict the final form of such state regulation, or its potential impact on the Company or the local exchange market in general. At the same time, the FCC imposed minimum obligations regarding the duty of ILECs to negotiate interconnection or resale arrangements in good faith.

  A number of RBOCs, state regulatory commissions and other parties filed requests for reconsideration by the FCC of various parts of the rules announced by the FCC in August 1996, including those provisions (a) limiting competitors' ability to purchase for resale certain types of service that the RBOC is no longer marketing to new customers ("grandfathered services"), and
(b) establishing pricing methodologies and interim default rates for resold services and unbundled network elements. The FCC is conducting a proceeding to consider the various petitions for reconsideration, and a decision is expected in the first half of 1998. In addition, many of the same parties and certain other parties have filed court appeals challenging the same FCC rules. In July 1997, the Eighth Circuit Federal Court of Appeals struck down certain parts of the rules (including the provisions establishing pricing methodologies and default rates for resold services and unbundled network elements). In October 1997, the same court issued an order clarifying that the RBOCs were not required to rebundle unbundled network elements that competing carriers had purchased separately. If upheld, this ruling would make it more difficult for the Company and its competitors, including the Company and large IXCs, to use rebundled unbundled network elements or the "UNE Platform" to enter and compete in the local exchange market. The FCC, numerous IXCs and various other parties filed petitions for certiorari with the U.S. Supreme Court, which accepted the case for review on January 26, 1998. The Supreme Court is not expected to issue a decision before the end of 1998. Some of the same parties and certain other parties also have asked the FCC to reconsider these and other regulations implementing the Telecommunications Act. On January 22, 1998, the Eighth Circuit Court of Appeals ruled that the FCC cannot apply its local competition pricing rules in reviewing applications of the RBOCs for authorization to provide long distance service that originates and certain long distance services that terminate in one of their in-region states. If upheld, this decision would make it somewhat easier for the RBOCs to enter the market for in-region long distance services and would make it more costly for facilities-based competitors to enter the local exchange market. The Company cannot predict the outcome of the FCC's reconsideration or the Supreme Court proceedings.

  On December 31, 1997, a United States District Court judge in Texas held unconstitutional certain sections of the Telecommunications Act, including
Section 271, which prohibits an RBOC from providing long distance service that originates or terminates in one of its in-region states until the RBOC has satisfied certain statutory conditions in that state and has received the approval of the FCC. This decision would permit the three RBOCs that are parties in the case, including Bell Atlantic, immediately to begin offering widespread in-region long distance services. Unless stayed or overturned on appeal, this decision could have a material adverse effect on the Company. The FCC and certain IXCs have filed a request for a stay and the Company expects that the FCC and certain IXCs will file appeals of the decision with the United States Court of Appeals for the Fifth Circuit. Although there can be no assurance as to the outcome of this litigation, the Company believes that significant parts of the District Court decision may be reversed or vacated on appeal.

  In August 1997, the FCC issued rules transferring responsibility for administering and assigning local telephone numbers from the RBOCs and a few other LECs to a neutral entity in each geographic region in the United States. In August 1996, the FCC issued new numbering regulations that (a) prohibit states from creating new area codes that could unfairly hinder LEC competitors (including the Company) by requiring their customers to use 10 digit dialing while existing ILEC customers use 7 digit dialing, and (b) prohibit ILECs (which are still administering central office numbers pending selection of the neutral administrator) from charging "code opening" fees to competitors (such as the Company) unless they charge the same fee to all carriers including themselves. In addition, each carrier is required to contribute to the cost of numbering administration through a formula based on net telecommunications revenues. In July 1996, the FCC released rules to permit both residential and business consumers to retain their telephone numbers when switching from one local service provider to another (known as "number portability"). RBOCs were required to implement number portability in the top 100 markets by October 1, 1997 and are required to complete it by December 31, 1998. In smaller markets, RBOCs must implement number portability within six months of a request therefore commencing December 31, 1998. Other LECs were required to implement number portability by October 31, 1997 only in those of the top 100 markets where the feature is requested by another LEC. Non-RBOC LECs are not required to implement number portability in additional markets until December 31, 1998 and then only in markets where the feature is requested by another LEC. The Company already offers number portability as it provides local service obtained from the incumbent RBOCS. This allows customers to switch to the Company's services and still retain their existing telephone numbers.

  In addition, the FCC authorized cellular and other CMRS to provide for other wireless services to fixed locations (rather than to mobile customers), including offering wireless local loop service, in whatever capacity such provider determines. Previously, many CMRS providers could provide fixed services on only an ancillary or incidental basis. In addition, in August 1996 the FCC promulgated regulations that classify CMRS providers as telecommunications carriers, thus giving them the same rights to interconnection and reciprocal compensation under the Telecommunications Act as other non-LEC telecommunications carriers, including the Company.

  State Regulation. Historically, certain of the Company's resold local and long distance services have been classified as intrastate and therefore subject to state regulation. As its local service business and product lines has expanded, the Company has offered more intrastate service and become increasingly subject to state regulation. The Telecommunications Act maintains the authority of individual state utility commissions to impose their own regulation of local exchange services except as expressly provided in the Telecommunications Act. In all states where certification is required, the Company's operating subsidiaries are certificated as common carriers. In all states, the Company believes that it operates with the appropriate state regulatory authorization. The Company currently is authorized to provide intrastate toll or a combination of local and intrastate toll service in more than 40 states. These authorizations vary in the scope of the intrastate services permitted.

  The Telecommunications Act provides that the Company's resale agreements must be submitted to the applicable state utility commission for approval, and it places strict limitations on the bases on which a state commission can reject such an agreement. If the state commission does not act within 90 days after the agreement is submitted for approval, then the agreement is deemed approved. In addition, if a state commission fails to act to enforce an agreement, the FCC can (upon request of a party) take jurisdiction over the matter. A state commission's decisions regarding implementation and enforcement of an agreement are appealable to the federal district court in that state.

PROPERTIES

  The Company leases 34 facilities, principally sales facilities, in Boston, Massachusetts, Chicago, Illinois, Detroit, Michigan, Cleveland and Columbus, Ohio and New York City, New York, as well as in a number of areas surrounding such cities and in other significant urban areas in Michigan, New York and Ohio and elsewhere in the states served by the Company. The Company maintains its corporate headquarters in Chicago, Illinois. Although the Company's facilities are adequate at this time, the Company believes that it will be required to lease additional facilities, particularly in new metropolitan areas where the Company enters RBOC resale agreements.

EMPLOYEES

  As of December 31, 1997, the Company employed 1,071 people. The Company's employees are not unionized, and the Company believes its relations with its employees are good. In connection with its marketing and sales efforts and the conduct of its other business operations, the Company uses third-party contractors, some of whose employees may be represented by unions or collective bargaining agreements. The Company believes that its success will depend in part on its ability to attract and retain highly qualified employees.

LEGAL MATTERS

  From time to time the Company is party to routine litigation and proceedings in the ordinary course of its business. The Company and its subsidiaries are not aware of any current or pending litigation that the Company believes would have a material adverse effect on the Company's results of operations or financial condition. The Company and its subsidiaries continue to participate in regulatory proceedings before the FCC and state regulatory agencies concerning the authorization of services and the adoption of new regulations.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table provides certain information regarding the executive officers and directors of the Company.

    NAME                 AGE POSITIONS
    ----                 --- ---------
J. Thomas Elliott....... 51  Chairman of the Board, President, Chief Executive Officer and Director
Dennis B. Dundon........ 53  Chief Operating Officer
Ronald W. Gavillet...... 38  Executive Vice President, Strategy & External Affairs
Gerald J. Sweas......... 50  Executive Vice President and Chief Financial Officer
Ryan Mullaney........... 41  Executive Vice President, Sales and Marketing
Steven J. Parrish....... 42  Executive Vice President, Operations
Thomas A. Monson........ 37  Vice President, General Counsel and Secretary
Thad J. Pellino......... 36  Vice President, Business Assurance and Analysis
Neil A. Bethke.......... 37  Vice President, Information Systems
Ellen C. Craig.......... 59  Vice President, Regulatory Affairs
Lane Foster............. 53  Vice President, Human Resources and Organizational Development
Richard J. Brekka....... 36  Director
Dean M. Greenwood....... 54  Director
James P. Hynes.......... 50  Director
Donald J. Hofmann, Jr... 40  Director
William A. Johnston..... 45  Director
Ian M. Kidson........... 39  Director
Paul S. Lattanzio....... 34  Director
David C. Mitchell....... 56  Director
Eugene A. Sekulow....... 66  Director

  Each director serves until his successor is duly elected and qualified. Officers serve at the discretion of the Board of Directors.

  J. Thomas Elliott, Chairman of the Board, President and Chief Executive Officer, has been the Chief Executive Officer since April 1996 and Chairman of the Board since October 1997. Mr. Elliott joined the Company in 1995 as a result of the Company's acquisition of Quest, a company which he co-founded. From 1991 to 1993, Mr. Elliott was Senior Vice-President of Sales and Marketing of Wiltel Communications Systems. From 1990 to 1991, Mr. Elliott was President and Chief Executive Officer of Call Net Inc. (Canada's first alternative long distance company) and Lightel Inc., its affiliate fiber optic facility provider. Subsequently, these companies were combined to form Sprint Canada. Mr. Elliott holds B.A. and M.A. degrees in economics from the University of Windsor and is a member of the Executive Committee of the Association for Local Telecommunications Services.

  Dennis B. Dundon, Chief Operating Officer, joined the Company in April 1997. From 1991 to 1996, Mr. Dundon served as President and Chief Executive Officer of EMI Communications Corp. ("EMI"), a regional telecommunications company, until EMI was acquired by Intermedia Communications, Inc. From June 1996 to March 1997, Mr. Dundon served as Senior Vice President of Intermedia, a CLEC. From 1988 to 1991, Mr. Dundon was President and owner of DBD Associates, Inc., a consulting firm providing services to the telecommunications sector. Mr. Dundon is a past Chairman and Director of the Competitive Telecommunications Association. Mr. Dundon holds a B.S. degree from Clarkson University and an M.B.A. degree from the University of Rochester.

  Ronald W. Gavillet, Executive Vice President, Strategy & External Affairs, has performed the Company's legal, regulatory and strategic functions since 1994. Prior to joining the Company, Mr. Gavillet spent more than four years, from 1985 to 1987 and from 1992 to 1994, with MCI in a number of senior legal and regulatory positions. Between these periods at MCI, Mr. Gavillet was in private law practice representing competitive carriers such as Teleport Communication Group, Inc., Centex Telemanagement Inc., Centel Corp., Sprint Corp. and Telesphere Communications Inc. Mr. Gavillet holds B.A. and B.S. degrees from Southern Illinois University, a J.D. degree from Catholic University of America's Columbus School of Law and a Master of Management degree from Northwestern University's Kellogg School of Management and serves on the Telecommunications Resellers Association Local Services Council.

  Gerald J. Sweas, Executive Vice President and Chief Financial Officer, joined the Company in November 1996. From 1989 to 1996, Mr. Sweas was Vice President Finance and Administration, Treasurer and Chief Financial Officer of Norand Corporation, a wireless data communications networks company. Mr. Sweas holds a B.B.A. degree from Loyola University in Chicago, Illinois and an M.B.A. degree from the University of Wisconsin (Madison) and is a Certified Public Accountant.

  Ryan Mullaney, Executive Vice President, Sales and Marketing, joined the Company in October 1996. From 1995 to 1996, Mr. Mullaney served as Vice President, Sales, USA West for Citizens Telecom, a medium-sized telecommunications company, where he managed sales in 13 states. From 1993 to 1995, Mr. Mullaney was Director of Member Development for McLeod Telemanagement Organization, where his duties included management of the company's field sales and service organization. From 1991 to 1993, Mr. Mullaney was National Sales Director of Centex Telemanagement, responsible for developing sales in the national market. Mr. Mullaney has a B.A. degree from the University of Nevada, Las Vegas.

  Steven J. Parrish, Executive Vice President, Operations, joined the Company in January 1996 initially as a consultant and later assumed a full-time position. Prior to joining the Company, Mr. Parrish spent more than 12 years with Illinois Bell in various planning and operations positions. Mr. Parrish moved to Ameritech in 1991 where he helped start the Information Industry Services business unit as Vice President of Business Development and Vice President of Marketing and Sales for Network Providers. Mr. Parrish holds a bachelor's degree in electrical engineering from the University of Illinois and an M.B.A. degree from the Illinois Institute of Technology.

  Thomas A. Monson, Vice President, General Counsel and Secretary, joined the Company in January 1997. From 1989 to 1996, Mr. Monson was Associate General Counsel of Envirodyne Industries, Inc., a $650 million public company, where he performed various corporate law, securities regulation, litigation and corporate operations support activities. Mr. Monson holds a B.S. degree from the University of Illinois and a J.D. degree from Harvard Law School.

  Thad J. Pellino, Vice President, Business Assurance and Analysis, joined the Company in August 1995. From 1988 through 1995, Mr. Pellino was with MCI where he held a variety of marketing and business development positions, which included responsibility for the design of customized telecommunication packages for mid-size and long distance carriers. Mr. Pellino received his bachelor's degree in marketing/business administration from the University of Illinois.

  Neil A. Bethke, Vice President, Information Systems, joined the Company initially as a consultant in 1995 and assumed a full-time position in May 1996. From 1994 to 1996 Mr. Bethke served as principal for New Resources Corporation, a medium-sized consulting company specializing in client/server technology development for large service-oriented companies. From 1988 to 1994, Mr. Bethke served at Quantum Chemical Corporation and Sara Lee Corporation as Director of MIS, responsible for the reengineering of business processes through document routing and wide area network database management. Mr. Bethke holds a B.S. degree from the University of Wisconsin.

  Ellen C. Craig, Vice President, Regulatory Affairs, joined the Company in April 1997. From 1994 to 1997, Ms. Craig served as a consultant to investment banking and telecommunications companies on domestic and international utilities and telecommunications issues. From 1989 to 1994, Ms. Craig served as Chairman and Commissioner of the Illinois Commerce Commission. She holds a B.A. degree from Cardinal Cushing College and a J.D. degree from The John Marshall Law School.

  Lane Foster, Vice President, Human Resources and Organizational Development, joined the Company in May 1997. From 1991 to 1996, Mr. Foster served as Director of Human Resources and Corporate Real Estate for Nextel Communications, a telecommunications company. From 1980 to 1991, Mr. Foster served as Director of Human Resources for MCI Telecommunications. Mr. Foster attended the University of North Dakota and graduated from the University of Southern California--Center for Telecommunications Senior Leadership Program.

  Richard J. Brekka, Director, has been a director of the Company since April 1994. Mr. Brekka served as Chairman of the Board of the Company from December 1996 until October 1997. Mr. Brekka is a Managing Partner of MW&I Partners, a merchant banking fund, and has formed Dolphin Communications, L.P. to make communications investments in the United States. From February 1992 until May 1997, he was a Managing Director of CIBC Wood Gundy Capital ("CIBC"), the merchant banking division of Canadian Imperial Bank of Commerce, and a director and the President of CIBC Wood Gundy Ventures, Inc., an indirect wholly owned subsidiary of Canadian Imperial Bank of Commerce. Currently, Mr. Brekka serves on the board of directors of Orion Network Systems, Inc., Telesystem International Wireless, Inc., and Epoch Networks, Inc. Mr. Brekka received a B.S. degree in finance from the University of Southern California, and an M.B.A. degree from the University of Chicago.

  Dean M. Greenwood, Director, was elected as a director of the Company in February 1997. Mr. Greenwood is Vice President of Prime Management Group and has been an officer of that company since 1992. Mr. Greenwood is also a Managing Director of Prime New Ventures. Mr. Greenwood holds a B.B.A. degree and a J.D. degree from the University of Texas at Austin.

  Donald J. Hofmann, Jr., Director, has been a director of the Company since April 1994. Mr. Hofmann has been a General Partner of Chase Capital Partners (formerly known as Chemical Venture Partners) since 1992. Chase Capital Partners is the sole general partner of Chase Venture Capital Associates, L.P. Prior to joining Chase Capital Partners, he was head of MH Capital Partners, Inc., the equity investment arm of Manufacturers Hanover. Mr. Hofmann holds a B.B.A. degree from Hofstra University and an M.B.A. degree from Harvard Business School.

  James P. Hynes, Director, was elected a director of the Company in December 1997. Mr. Hynes is a Managing Director of Fidelity Capital, a division of FMR Corp., where he directed development of, and currently serves as the Chairman of the Board of, COLT Telecom Group plc ("COLT"), a European provider of competitive telecommunications services. Mr. Hynes has managed Fidelity Capital's Telecommunications and Technology Group since 1990 and has served as Chairman of the Board of COLT since its inception in 1992. Prior to joining Fidelity Capital, Mr. Hynes was the President of Fidelity Telecommunications. He has also held senior telecommunications and systems positions at Chase Manhattan Corp., Bache and Co., Inc. and Continental Corporation. In his role at Fidelity Capital, Mr. Hynes serves on the Board of Directors of several companies, and directed the development of, and serves as the Chairman of, MetroRED Telecommunications S.A., a provider of competitive telecommunications services in Latin America.

  William A. Johnston, Director, was elected a director of the Company in June 1994. Mr. Johnston has been a Managing Director of HarbourVest Partners, LLC since January 1997. HarbourVest Partners, LLC was formed by the management team of Hancock Venture Partners, Inc., where Mr. Johnston had served in various capacities since 1983. Currently, Mr. Johnston serves on the advisory boards of The Centennial Funds, Austin Ventures, and Highland Capital Partners, as well as on the board of directors of Epoch Networks, Inc., Golden Sky Systems, Inc., The Marks Group, Inc., and MultiTechnology Corp. Internationally, he serves on the board of directors of Esprit Telecom Group plc. Mr. Johnston received a B.A. degree from Colgate University and an M.A. degree from Syracuse University School of Management.

  Ian M. Kidson, Director, has served as a director of the Company since April 1997. Mr. Kidson is a Managing Director of CIBC Capital Partners, the merchant banking division of the Canadian Imperial Bank of Commerce. He joined CIBC in 1984. Currently, Mr. Kidson serves on the board of directors of JBK Arena Co. and Interactive Media Corporation. Mr. Kidson received a B.S.C. degree and an M.B.A. degree from McMaster University.

  Paul S. Lattanzio, Director, was appointed a director of the Company in August 1995. Mr. Lattanzio served as a Managing Director of BT Capital Partners, Inc., an affiliate of Bankers Trust New York Corp. until September 1997. He continues to provide consulting services to BT Capital Partners, Inc. and acts as its representative with respect to its investment in USN. Mr. Lattanzio was employed by BT Capital Partners, Inc. or an affiliate from 1984. Currently, Mr. Lattanzio serves on the board of directors of Administaff, Inc., an employee leasing company, and of Genesis Teleserve, a teleservices company. Mr. Lattanzio received his B.S. degree in economics from the University of Pennsylvania's Wharton School of Business.

  David C. Mitchell, Director, was elected a director of the Company in December 1997. Mr. Mitchell serves as an adviser to RCN Corporation, a single-service, facilities-based provider of telecommunications services to the residential market, and is a director of Commonwealth Telephone Enterprises, Inc., a provider of telephone and related services, and of Cable Michigan, Inc., a cable operator. RCN Corporation and Cable Michigan, Inc. were spun off from C-TEC Corporation, where Mr. Mitchell had served as an adviser and director since 1993, with C-TEC Corporation then changing its name to Commonwealth Telephone Enterprises, Inc. Prior to joining C-TEC, Mr. Mitchell was with Personal Sound Technologies and Frontier Corporation. Mr. Mitchell is also on the board of Marine Midland Bank-Rochester, Finger Lakes Long Term Care Insurance Co. and IBS International Corp.

  Eugene A. Sekulow, Director, was elected a director of the Company in August 1995. Mr. Sekulow served as Executive Vice President of NYNEX Corporation from December 1991 to 1993. From 1986 to 1991, he served as President of NYNEX International Company. Since his retirement from NYNEX in 1993, Mr. Sekulow has founded his own telecommunications consultancy where he has been retained by European, U.S., Japanese, Southeast Asian and Canadian companies. Currently, Mr. Sekulow serves on the board of directors of RSL Communications, Inc. Mr. Sekulow attended the University of Stockholm and the University of Oslo. He earned an M.A. degree in political science and economics and a Ph.D. degree from Johns Hopkins University.

  Currently, certain non-employee directors are designated by certain stockholders pursuant to existing agreements. See "Certain Relationships and Related Transactions." Following the consummation of the Offerings, such right to designate directors will be terminated.

  The Board has approved a plan, effective upon consummation of the Offerings, pursuant to which the Board will be comprised of (i) current members J. Thomas Elliott, Richard J. Brekka, Donald J. Hofmann, Jr., James P. Hynes, William A. Johnston, Ian M. Kidson, Paul S. Lattanzio, David C. Mitchell, and Eugene A. Sekulow; and (ii) Dennis B. Dundon, currently the Chief Operating Officer of the Company, and Ronald W. Gavillet, currently Executive Vice President, Strategy & External Affairs of the Company. Prior to or following consummation of the Offerings, the Company intends to nominate an additional independent director for election to the Board. The Board has also agreed that at the first annual meeting of stockholders following consummation of the Offerings, the size of the Board will be reduced to nine members, and Messrs. Hofmann, Kidson and Lattanzio will not stand for reelection to the Board.

  The Company is required by the terms of the 14% Senior Note Indenture (as defined) to elect a disinterested director with experience in the telecommunications industry by March 31, 1998. The identity of the independent director has not yet been determined and may not be determined until after completion of the Offerings.

CLASSIFIED BOARD OF DIRECTORS

  The Company's Restated Certificate of Incorporation will provide for a classified Board of Directors consisting of three classes as nearly equal in number as possible with the directors in each class serving staggered three-year terms. Upon the consummation of the Offerings, the Class I directors will be Donald J. Hofmann, Jr., Ian M. Kidson, Paul S. Lattanzio; the Class II directors will be Richard J. Brekka, Dennis B. Dundon, Ronald W. Gavillet and Eugene A. Sekulow; and the Class III directors will be J. Thomas Elliott, William A. Johnston, David C. Mitchell and James P. Hynes. The Company intends to nominate an additional independent director to serve as a Class I director prior to or following consummation of the Offerings. The terms of the Class I, II and

III directors will expire initially in 1998, 1999 and 2000, respectively. At each annual meeting of the stockholders of the Company, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The Board has agreed that at the first annual meeting of stockholders following the consummation of the Offerings the size of the Board will be reduced to nine members, and Messrs. Hofmann, Kidson and Lattanzio will not stand for reelection to the Board. See "Description of Capital Stock."

COMMITTEES OF THE BOARD OF DIRECTORS

  The Company has established an Audit Committee, a Finance Committee and a Compensation Committee. Each of these committees is responsible to the full Board of Directors, and their activities are therefore subject to approval of the Board of Directors. The functions performed by these committees are summarized below.

  The Audit Committee consists of Messrs. Hofmann, Greenwood and Sekulow. The Audit Committee is responsible for reviewing the internal accounting controls of the Company, meeting and conferring with the Company's certified public accountants and reviewing the results of the accountants' auditing engagement.

  The Finance Committee consists of Messrs. Brekka, Elliott, Hofmann, Johnston and Lattanzio. The Finance Committee is responsible for evaluating the Company's capital requirements and overseeing the Company's efforts at meeting its financial needs through capital markets transactions.

  The Compensation Committee consists of Messrs. Brekka, Johnston and Lattanzio. The Compensation Committee establishes compensation and benefits for the Company's senior executives. The Committee also determines the number and terms of stock options granted to employees, directors and consultants of the Company under the Company's stock option plans.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company's Compensation Committee consists of Messrs. Brekka, Johnston and Lattanzio, none of whom is currently an employee or officer of the Company. No executive officer of the Company served during fiscal year 1996 as a member of a compensation committee or as a director of any entity of which any of the Company's directors serves as an executive officer.

DIRECTORS' COMPENSATION

  The Company's directors currently do not receive any cash compensation for service on the Board of Directors or any committees thereof, but non-employee directors are reimbursed for certain expenses in connection with attendance for Board and committee meetings. Following the consummation of the Offerings, the Company's non-employee directors will receive customary compensation and will be reimbursed for out-of pocket expenses incurred in connection with attending meetings.

EXECUTIVE COMPENSATION

 Summary Compensation Table

  The following table sets forth certain information concerning the cash and non-cash compensation during fiscal year 1997 earned by or awarded to the Chief Executive Officer and the four other most highly compensated executive officers of the Company whose combined salary and bonus exceeded $100,000 during the fiscal year ended December 31, 1997 (the "Named Executive Officers").

                                                   ANNUAL
                                                COMPENSATION
                                              -----------------     ALL OTHER
                                      YEAR     SALARY   BONUS      COMPENSATION
                                      ----    -------- --------    ------------
J. Thomas Elliott.................... 1997    $195,000 $ 97,500(1)       --
 Chairman of the Board, President and
  Chief Executive                     1996     182,500   97,500(2)       --
 Officer                              1995(3)  139,165      --       $75,000
Ronald W. Gavillet................... 1997     185,000   92,500(1)    15,000(4)
 Executive Vice President, Strategy &
  External Affairs                    1996     167,600   92,500(2)       --
                                      1995     135,000   50,000(5)       --
Ryan Mullaney........................ 1997     125,000  120,062(6)       --
 Executive Vice President, Sales and
  Marketing                           1996      21,634   25,000          --
                                      1995(7)      --       --           --
Gerald J. Sweas...................... 1997     150,000   60,000(1)       --
 Executive Vice President & Chief
  Financial Officer                   1996      14,423   20,000(2)       --
                                      1995(8)      --       --           --
Steven J. Parrish.................... 1997     142,200   56,000(1)       --
 Executive Vice President, Operations 1996      49,539      --           --
                                      1995(9)      --       --           --

--------
(1) Represents estimated bonus earned with respect to 1997 to be paid in 1998.
(2) Represents bonus earned with respect to 1996 and paid in 1997.
(3) Includes Mr. Elliott's compensation as an officer of Quest America, LP prior to the acquisition of its business by the Company. The $75,000 included as other compensation represents the amount Mr. Elliott received for consulting service to the Company prior to the Company's acquisition of the business of Quest America, LP.
(4) Represents payment with respect to vacation accrued in 1996.
(5) Represents amounts paid in 1996 with respect to bonuses earned in prior periods, primarily in 1995.
(6) $101,562 has been paid and $18,500 has been estimated.
(7) Mr. Mullaney commenced employment with the Company in October 1996.
(8) Mr. Sweas commenced employment with the Company in November 1996.
(9) Mr. Parrish commenced employment with the Company in January 1996.

OPTION GRANTS

  The following table sets forth the aggregate number of stock options granted to each of the Named Executive Officers during the fiscal year ended December 31, 1997. Options are exercisable for Common Stock of the Company.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                            POTENTIAL REALIZABLE
                                                                              VALUE AT ASSUMED
                                                                            ANNUAL RATE OF STOCK
                            NUMBER OF    PERCENT OF                                 PRICE
                            SECURITIES  TOTAL OPTIONS                         APPRECIATION FOR
                            UNDERLYING   GRANTED TO    EXERCISE              OPTION TERM ($)(1)
                             OPTIONS    EMPLOYEES IN     PRICE   EXPIRATION ---------------------
   NAME                     GRANTED(#) FISCAL YEAR (%) ($/SHARE)    DATE        5%        10%
   ----                     ---------- --------------- --------- ---------- ---------- ----------
   J. Thomas Elliott.......  230,000        9.91         8.80      9/4/04    2,907,552 4 ,495,344
   Ronald W. Gavillet......  230,000        9.91         8.80      9/4/04    2,907,552  4,495,344
   Ryan Mullaney...........   75,000        3.23         8.80      9/4/04      948,115  1,465,873
   Gerald J. Sweas.........  100,000        4.31         8.80      9/4/04    1,264,153  1,954,498
   Steven J. Parrish.......   47,000        2.03         8.80      9/4/04      594,152    918,614

--------
(1) The information disclosed assumes, solely for purposes of demonstrating potential realizable value of the options, that the per share fair market value of the Common Stock as of December 31, 1997 equals the initial public offering price and increases at the rate indicated, effective as of December 31 of each subsequent full calendar year during the option term. However, there is no established trading market for the Common Stock and no representation is made that the rates of increase in value can or will be achieved.

  The following table sets forth certain information concerning the exercise of stock options by the Named Executive Officers during the fiscal year ended December 31, 1997 and the December 31, 1997 aggregate value of unexercised options held by each of the Named Executive Officers.

   OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES(1)

                                                            NUMBER OF           VALUE OF UNEXERCISED
                                                      SECURITIES UNDERLYING     IN-THE-MONEY OPTIONS
                                                     UNEXERCISED OPTIONS AT           AT FISCAL
                              SHARES                   FISCAL YEAR-END (#)          YEAR-END ($)
                            ACQUIRED ON    VALUE    ------------------------- -------------------------
   NAME                     EXERCISE(#) REALIZED($) EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
   ----                     ----------- ----------- ------------------------- -------------------------
   J. Thomas Elliott.......     --          --           114,705/489,545         1,818,074/5,769,788
   Ronald W. Gavillet......     --          --           133,940/414,650         2,124,489/4,582,703
   Ryan Mullaney...........     --          --            37,500/112,500           443,000/983,000
   Gerald J. Sweas.........     --          --            55,000/155,000           652,250/1,372,250
   Steven J. Parrish.......     --          --            40,250/74,000            637,963/766,350

--------
(1) The information disclosed assumes, solely for purposes of illustrating the value of in-the-money options, that the per share fair market value of the Common Stock as of December 31, 1997 equals the initial public offering price. However, there is no established trading market for the Common Stock.

BENEFIT PLANS

 1994 Amended and Restated Stock Option Plan

  In September 1996, the Board of Directors adopted, and the stockholders subsequently approved, the Amended and Restated 1994 Stock Option Plan (the "1994 Plan"), which was originally adopted by the Board of Directors and subsequently approved by the stockholders in September 1994. A total of 1,004,520 shares of Common Stock have been reserved for issuance under the 1994 Plan. The purposes of the 1994 Plan are to attract and retain qualified personnel, to provide additional incentives to employees, officers and directors of the

Company and its affiliates and to promote the success of the Company's business. The 1994 Plan is administered by a committee appointed by the Board of Directors. Under the 1994 Plan, the Company may grant incentive or non-qualified stock options to employees, officers and directors. However, to the extent that the aggregate fair market value of the Common Stock issued to any person exceeds $100,000, such options must be treated as nonqualified stock options.

  Options granted under the 1994 Plan generally become exercisable six months after the date of the grant at a rate of 25% of the shares subject to the option and thereafter, at a rate of 25% at the end of each six month period for a total of two years, except that certain options granted to Messrs. Sweas, Mullaney and Monson in connection with their employment agreements become exercisable with respect to 50% on the one-year anniversary of the date of grant and with respect to 25% on the 18-month and 24-month anniversaries of the date of grant. Under the 1994 Plan, the per share exercise price of the options shall be determined by the committee administering the 1994 Plan and may be (i) fixed at the time of grant, (ii) float in accordance with a predetermined formula or (iii) any combination thereof. The maximum term of a stock option under the 1994 Plan is ten years. If an optionee terminates his or her service for reasons other than death, disability, retirement, resignation or discharge for cause, the optionee may exercise only those option shares vested as of the date of termination. Further, if an optionee retires without prior Board of Directors approval or is terminated for cause, all options previously not exercised generally expire and are forfeited. In addition, the Company has the option to repurchase all or any part of the shares issued or issuable upon exercise, if an optionee's employment terminates for any reason whatsoever. Options are subject to adjustment under certain circumstances. In the event of a "Sale" or a "Qualified Public Offering" (as defined in the 1994 Plan), the Committee has discretion to make outstanding options immediately exercisable. Some of the option agreements under the 1994 Plan provide that in the event of a Change in Control (as defined in the 1994 Plan), the options shall automatically become immediately exercisable.

  The 1994 Plan may be amended at any time by the Board of Directors, although certain amendments require the consent of the participants of the 1994 Plan. The 1994 Plan will terminate in September 2004, unless earlier terminated by the Board of Directors.

 1996 Option Grants Outside of the 1994 Stock Option Plan

  In connection with the issuance of the 9% Preferred Stock and the consummation of the 1996 Private Placement, Messrs. Elliott, Gavillet, Parrish, Pellino and Bethke were granted 182,340, 119,960, 6,000, 3,120 and 3,120 additional options, respectively, and certain other employees were granted a total of 5,070 additional options, to purchase a corresponding number of shares of Common Stock at an exercise price of $.15 per share. Such options are exercisable only upon conversion from time to time of the 9% Preferred Stock, in the case of all such employees, or, as the case may be with respect to Messrs. Elliott and Gavillet, of the Convertible Notes, into shares of Common Stock. In connection with the consummation of the Offerings and the conversion of the 9% Preferred Stock, options to purchase 72,410 shares of Common Stock will become immediately exercisable.

 Omnibus Securities Plan

  In August 1997, the Board of Directors adopted and the stockholders approved the Omnibus Securities Plan of USN Communications, Inc. (the "Omnibus Securities Plan"). A total of 2,750,000 shares have been reserved for issuance under the Omnibus Securities Plan. The purpose of the Omnibus Securities Plan is to benefit the Company's stockholders by encouraging high levels of performance by individuals whose performance is a key element in achieving the Company's continued success, and to enable the Company to recruit, reward, retain and motivate employees for the benefit of the Company and its stockholders. Under the Omnibus Securities Plan, the Company may grant incentive or non-qualified stock options, stock appreciation rights ("SARs"), restricted stock awards, performance awards and other stock based awards. Employees of the Company and its subsidiaries and non-employee directors of the Company are eligible to participate in the Omnibus Securities Plan. The Omnibus Securities Plan is administered by the Compensation Committee, which determines among other things, the terms and recipients of the awards. The Omnibus Securities Plan may be amended by the Board of Directors, although certain amendments require the consent of the participants. The Omnibus Securities Plan will terminate in 2007 unless earlier terminated by the Board of Directors. In the event of a change of control (as defined in the Omnibus Securities Plan) all options and SARs become fully vested and exercisable and restrictions on restricted stock lapse and pro rata portions of performance awards become payable.

  In September 1997, the Compensation Committee authorized the grant of stock options to substantially all non-executive officer employees of the Company or its subsidiaries. These options have an exercise price of $8.80 per share, with one-third of the options vesting on the earlier of the completion of a qualified public offering of the Company's Common Stock or the first anniversary of the date of grant, and with an additional one-third of the options vesting on each of the two anniversaries following the initial vesting date. These options initially covered a total of 958,500 shares. In addition, in September 1997, the Compensation Committee authorized the grant of options for a total of 1,137,000 shares of Common Stock to the Company's 11 executive officers and a grant of options for a total of 75,000 shares of Common Stock to the Company's then Chairman. These options also have an exercise price of $8.80 per share.

 401(k) Plan

  In January 1995, the Company adopted the Employee 401(k) Profit Sharing Plan (the "401(k) Plan") covering all of the Company's employees. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the lesser of 15% of eligible compensation or the statutorily prescribed annual limit ($9,500 in 1996) and have the amount of such reduction contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional contributions to the 401(k) Plan by the Company on behalf of all participants. The Company has not made any contributions to date. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions by employees or by the Company to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn, and contributions by the Company, if any, will be deductible by the Company when made.

EMPLOYMENT AGREEMENTS

  All of the Company's executive officers have entered into employment agreements with the Company. Each agreement provides for an initial term of two or three years and automatic one-year renewals, and sets forth a base salary and target annual bonus. The 1997 annual base salaries for Messrs. Elliott, Dundon, Gavillet, Sweas, Mullaney and Parrish were $195,000, $185,000, $185,000, $150,000, $125,000 and $140,000, respectively. Each agreement provides that the executive shall receive certain payments in the event his or her employment is terminated other than for cause, including but not limited to all amounts earned, accrued and owing to the executive and certain severance payments. In addition, each agreement contains noncompetition and nonsolicitation provisions.

  The employment agreements also provide that, in the event of a Change of Control, the options held by the executive shall become exercisable and any restrictions on such options shall lapse. Upon a Change of Control, the Company shall pay to each of Messrs. Elliott, Gavillet and Sweas, within the 10-day period following such Change of Control, an amount equal to the pro rata portion on the annual bonus that would have been payable to such executive during such year, assuming the achievement of all performance goals. Under each employment agreement, a "Change in Control" occurs if (i) a person or entity becomes the beneficial owner of 35% or more of the combined voting power of the Company's securities, (ii) the current directors, or individuals who are approved by two-thirds of the current directors, cease to constitute a majority of the board of the Company or (iii) certain mergers or liquidations of the Company occur.

  Mr. Elliott's and Mr. Gavillet's agreements provide for certain anti-dilution rights with respect to their ownership of common stock, including the right, in the event the Company sells shares of any class of stock, to purchase a certain percentage (3.8% for Mr. Elliott and 2.5% for Mr. Gavillet) of such shares on the same terms and conditions as the shares being sold. In addition, their agreements provide that if the current stockholders sell any of their shares of capital stock of the Company to a third party under certain circumstances, each of Messrs. Elliott and Gavillet has the right to sell the same percentage of his shares of capital stock as the percentage of shares that the current stockholders are selling, on the same terms and for the same consideration.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  On August 18, 1997, in connection with the 1997 Private Placement, the Company sold approximately 30,200 shares of Series A Preferred Stock, for an aggregate purchase price of $30.2 million. The new equity was purchased by existing Company stockholders and affiliates of certain stockholders. Such Series A Preferred Stock will be converted into Common Stock concurrently with the closing of the Offerings. In exchange for its Consent allowing the Company to consummate the 1997 Private Placement, the Company paid a consent fee to MLAM consisting of, among other things, warrants to purchase 145,160 shares of Common Stock, at an exercise price of $.01 per share, and an option to purchase the Consent Convertible Notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

  On September 30, 1996, BT Securities Corporation, Chase Securities Inc. and CIBC Wood Gundy Securities Corp. purchased a portion of the 14% Senior Notes, the related warrants and the Convertible Notes from the Company pursuant to the 1996 Private Placement. All of the 14% Senior Notes, the related warrants and the Convertible Notes were immediately resold to MLGAFI, whose adviser is an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, one of the Initial Purchasers in the 1997 Private Placement and one of the U.S. Representatives of the Underwriters. BT Securities Corporation, Chase Securities Inc. and CIBC Wood Gundy Securities Corp. are affiliates of BT Capital Partners, Inc., Chase Venture Capital Associates, L.P. and CIBC Wood Gundy Ventures, Inc., respectively, which are stockholders of the Company. See "Stock Ownership." BT Securities Corporation, Chase Securities Inc. and CIBC Wood Gundy Securities Corp. each received commissions of approximately $188,000 of the $1,880,053 in connection with the 1996 Private Placement.

  In September 1996, in connection with the 1996 Private Placement, the Certificate of Incorporation of the Company was amended to provide for the authorization of two classes of common stock, Class A Common Stock and Class B Common Stock. Each outstanding share of common stock of the Company existing on the date of the 1996 Private Placement was converted into one share of Class A Common Stock. Prior to the consummation of the Offerings, the Restated Certificate of Incorporation will authorize a single class of Common Stock and each outstanding share of Class A Common Stock will be converted into one share of Common Stock. See "Description of Capital Stock--Common Stock."

  In connection with the 1996 Private Placement and the 1997 Private Placement, by requisite vote, the Original Purchasers waived preemptive rights and registration rights held by them pursuant to agreements entered into with respect to earlier investments in the Company. Concurrent with the consummation of the Offerings, the rights of the Original Purchasers pursuant to such agreements, other than registration rights, will be terminated. In connection with the 1996 Private Placement the Original Purchasers also approved, and the Company took all necessary action to effect prior to the consummation of the 1996 Private Placement, the amendment of the terms of the Company's Series A 10% Senior Cumulative Preferred Stock (the "10% Series A Preferred") and Series A-2 10% Cumulative Preferred Stock (the "10% Series A-2 Preferred") to provide for and effectuate the conversion of the shares of each such series of Preferred Stock into newly issued shares of Class A Common Stock, which conversion was consummated on September 30, 1996.

  Also in connection with the 1996 Private Placement, the Original Purchasers purchased from the Company shares of its 9% Preferred Stock, for an aggregate purchase price of $10 million. The 9% Preferred Stock will be converted into Common Stock concurrently with the closing of the Offerings.

  In March 1996, the Company effected a recapitalization pursuant to which the Company issued an aggregate of 1,101,570 shares of common stock (which was converted to Class A Common Stock in September 1996) to the Original Purchasers for no cash consideration in order to settle a dispute relating to the price per share of the Common Stock paid by the Original Purchasers for Common Stock purchased in 1995. The dispute stemmed from, in part, the Company's operating performance as compared with the operating performance projected by the Company at the time of such investment. As part of the recapitalization, the Company also caused its then existing 10% Series A-2 Preferred Stock to be senior to the 10% Series A Preferred Stock with respect to redemption, dividends and liquidation in further settlement of the dispute referred to above.

  In 1997 and in January 1998, the Company has made advances totaling $279,745 to Ryan Mullaney, Executive Vice President, Sales and Marketing. These advances are represented by demand notes that bear interest at the prime rate and provide that a condition of the exercise of Mr. Mullaney's options is the satisfactory arrangement for the contemporaneous repayment of the notes. In December 1995, Mr. J. Thomas Elliott, Chairman of the Board, President and Chief Executive Officer of the Company, executed an interest-free promissory note in favor of the Company in the principal amount of $75,000. Such promissory note was originally payable by January 2, 1997, but such date has been extended to a date as yet undetermined.

                                STOCK OWNERSHIP

  The following table sets forth as of November 30, 1997 the number of shares of Common Stock and the percentage of the outstanding shares of such class that are beneficially owned by (i) each person that is the beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each of the directors and the Named Executive Officers of the Company and (iii) all of the current directors and executive officers of the Company as a group.

                                                                        PERCENTAGE
                                                 PERCENTAGE        BENEFICIALLY OWNED ON
                                             BENEFICIALLY OWNED  A FULLY DILUTED BASIS (2)
                                             ------------------- ---------------------------
NAME AND ADDRESS OF        NUMBER OF SHARES  PRIOR TO    AFTER     PRIOR TO        AFTER
BENEFICIAL OWNER(1)       BENEFICIALLY OWNED OFFERINGS OFFERINGS  OFFERINGS      OFFERINGS
-------------------       ------------------ --------- --------- ------------   ------------
Merrill Lynch Global           3,872,030       34.93     20.29            17.34          12.77
 Allocation Fund, Inc.
 (3)....................
 800 Scudders Mill Road
 Plainsboro, New Jersey
 08536
HarbourVest Partners,          3,442,373       37.82     20.13            15.42          11.35
 LLC (4)................
 One Financial Center,
 44th Floor
 Boston, Massachusetts
 02111
Chase Venture Capital          2,309,717       29.05     14.48            10.35           7.62
 Associates, L.P. (5)...
 380 Madison Ave., 12th
 Floor
 New York, New York
 10017-2070
CIBC Wood Gundy                2,309,717       29.05     14.48            10.35           7.62
 Ventures, Inc. (5).....
 425 Lexington Avenue
 New York, New York
 10017-3903
BT Capital Partners,           1,710,566       22.04     10.85             7.66           5.64
 Inc. (5)...............
 130 Liberty Street
 New York, New York
 10006
Fidelity Entities (6)...       1,704,300       19.11     10.07             7.63           5.62
 82 Devonshire Street
 Boston, Massachussetts
 02109
Prime New Ventures (7)..         569,679        7.70      3.70             2.55           1.88
 600 Congress Suite 3000
 One American Center
 Austin, Texas 78701
J. Thomas Elliott (8) ..         205,955        2.82      1.35                *              *
Ronald W. Gavillet (8)..         118,565        1.62         *                *              *
Richard J. Brekka (8)...          75,000        1.03         *                *              *
Dean M. Greenwood (9)...         569,679        7.70      3.70             2.55           1.88
James P. Hynes (9)......       1,704,300       19.11     10.07             7.63           5.62
Donald J. Hofmann, Jr.         2,309,717       29.05     14.48            10.35           7.62
 (9)....................
William A. Johnston (9).       3,442,373       37.82     20.13            15.42          11.35
Ian M. Kidson (9).......       2,309,717       29.05     14.48            10.35           7.62
Paul S. Lattanzio ......             --            *         *                *              *
David C. Mitchell.......             --            *         *                *              *
Ryan Mullaney (8).......          37,500           *         *                *              *
Steven J. Parrish (8)...          30,625           *         *                *              *
Eugene A. Sekulow.......             --            *         *                *              *
Gerald J. Sweas (8).....          55,000           *         *                *              *
All directors and
 executive officers of
 the Company as a group
 (20 persons)...........      10,915,251       84.39     52.14            48.89          35.99

--------
*Less than one percent.
(1) Beneficial ownership is determined in accordance with the rules of the Commission and includes voting and investment power with respect to the shares. As to each stockholder, the percentage ownership is calculated by dividing (i) the sum of the number of shares of Common Stock owned by such stockholder plus the number of shares of Common Stock that such stockholder would receive upon the exercise of currently exercisable options and warrants or the conversion of convertible securities held by such stockholder (the "Conversion Shares") by (ii) the sum of the total number of outstanding shares of Common Stock plus the total number of such stockholder's Conversion Shares. The number of shares deemed outstanding gives effect to the conversion into Common Stock of all outstanding shares of 9% Preferred Stock and Series A Preferred Stock, excluding shares of Common Stock to be issued in respect of accrued but unpaid dividends.
(2) Percentage beneficially owned on a fully diluted basis as to each stockholder is calculated by dividing such stockholder's shares by the sum of the total number of outstanding shares of Common Stock plus the total number of Conversion Shares held by all stockholders.
(3) Does not include the Consent Convertible Notes issued January 13, 1998.
(4) HarbourVest Partners IV--Direct Fund L.P. beneficially owns 1,738,073 shares of Common Stock. HarbourVest Partners V--Direct Fund L.P. beneficially owns 1,704,300 shares of Common Stock. Both entities are under the common control of HarbourVest Partners, LLC.
(5) Chase Venture Capital Associates, L.P., CIBC Wood Gundy Ventures, Inc. and BT Capital Partners, Inc. are affiliates of The Chase Manhattan Corporation, Canadian Imperial Bank of Commerce, and Bankers Trust New York Corporation, respectively.
(6) FMR Corp., a Massachusetts corporation ("FMR") is the parent of its wholly-owned subsidiary Fidelity Communications International, Inc. the owner of 1,136,200 shares of Common Stock. FMR Corp. is also related to Fidelity Investors Limited Partnership ("FILP"), the owner of 568,100 shares of Common Stock, through common ownership by certain shareholders and employees of FMR, of the general partner of FILP and of limited partnership interests in FILP.
(7) Enterprises & Telecommunications, L.P. beneficially owns 433,921 shares of Common Stock. Prime VIII, L.P. beneficially owns 135,758 shares of Common Stock. Both entities are under the common control of Prime New Ventures.
(8) These shares include exercisable options.
(9) Each director disclaims beneficial ownership of any shares of Common Stock or Preferred Stock which he does not directly own.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's current certificate of incorporation authorizes 30,300,000 shares of capital stock, consisting of 30,050,000 shares of Common Stock, par value $.01 per share, of which 30,000,000 shares are designated as Class A Common Stock and 50,000 shares are designated as Class B Common Stock, and 250,000 shares of Preferred Stock, par value $1.00 per share. In connection with the Offerings, the Company's Certificate of Incorporation will be amended and restated (the "Restated Certificate of Incorporation") to authorize the issuance of 110,000,000 shares of capital stock, consisting of 100,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $1.00 per share. Set forth below is a description of the capital stock of the Company.

COMMON STOCK

  As of November 30, 1997, assuming the conversion of all outstanding shares of 9% Preferred Stock and Series A Preferred Stock into Common Stock (excluding for this purpose the effect of Common Stock issued in connection with such conversion in respect of accrued but unpaid dividends on the 9% Preferred Stock and Series A Preferred Stock), there were 13,120,387 shares of Class A Common Stock issued and outstanding, held of record by 35 stockholders and 9,206,000 shares of Class A Common Stock issuable upon the exercise of outstanding options and warrants and the conversion of Convertible Notes. Each outstanding share of Class A Common Stock will be converted into one share of Common Stock concurrently with the closing of the Offerings. There are no shares of Class B Common Stock currently outstanding.

  The holders of Common Stock are entitled to receive dividends when and as dividends are declared by the Board of Directors of the Company out of funds legally available therefor, provided that if any shares of Preferred Stock are at the time outstanding, the payment of dividends on the Common Stock or other distributions may be subject to the declaration and payment of full cumulative dividends on outstanding shares of Preferred Stock. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Upon any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, any assets remaining after the satisfaction in full of the prior rights of creditors and the aggregate liquidation preference of any Preferred Stock then outstanding will be distributed to the holders of Common Stock ratably in proportion to the number of shares held by them.

TRANSFER AGENT AND REGISTRAR OF COMMON STOCK

  The transfer agent and registrar for the Common Stock is Harris Trust and Savings Bank.

LISTING

  The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "USNC."

PREFERRED STOCK

  Currently, the Company has 180,000 shares of Preferred Stock designated for issuance, of which 30,000 have been designated as 9% Preferred Stock and 150,000 of which have been designated as Series A Preferred Stock. There are currently 10,920 and 45,209 shares outstanding of 9% Preferred Stock and Series A Preferred Stock, respectively. All outstanding shares of 9% Preferred Stock and Series A Preferred Stock will be converted concurrently with the closing of the Offerings for an aggregate of 5,943,916 shares of Common Stock (excluding for this purpose the effect of Common Stock issued in connection with such conversion in respect of accrued but unpaid dividends on the 9% Preferred Stock and Series A Preferred Stock subsequent to September 30,
1997).

  Following the closing of the Offerings and the conversion of all outstanding shares of Preferred Stock, the Board of Directors will have the authority to issue up to 10,000,000 shares of Preferred Stock from time to time in one or more series with such preferences, terms and rights as the Board of Directors may determine without further action by the stockholders of the Company. Accordingly, the Board of Directors has the power to fix the dividend rate and to establish the provisions, if any, relating to dividends, voting rights, redemption rates, sinking funds, liquidation preferences and conversion rights for any series of Preferred Stock issued in the future.

  One of the effects of undesignated Preferred Stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of the Preferred Stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock or may otherwise adversely affect the market price of the Common Stock.

WARRANTS

  As of September 30, 1997, the Company had outstanding warrants to purchase an aggregate of 2,989,840 shares of Common Stock (the "Warrants"). The Warrants were issued in connection with the 1996 Private Placement, the 1997 Private Placement and the Consent and are subject to all of the terms of their respective warrant agreements.

  Each Warrant entitles the holder thereof to purchase a specified number of shares, subject to adjustment under certain circumstances, at an exercise price of $.01 per share. Warrants to purchase an aggregate of 790,780 shares of Common Stock are currently exercisable and may be exercised at any time on or prior to September 30, 2003. Warrants to purchase an aggregate of 2,199,060 shares of Common Stock will become exercisable (i) February 15, 1998 or (ii) earlier upon the occurrence of certain circumstances, and such warrants may be exercised at any time on or prior to August 15, 2004.

  The Company has authorized and reserved for issuance 2,989,840 shares of Common Stock issuable upon the exercise of outstanding Warrants.

REGISTRATION RIGHTS

  The Company has entered into registration rights agreements with respect to the Warrants, the shares of Common Stock issuable upon exercise of the Warrants, the Convertible Notes and the Consent Convertible Notes and the shares of Common Stock issuable upon conversion of the Convertible Notes and the Consent Convertible Notes. The Company is required to file and keep a registration statement effective with respect to such securities for a specified period of time. Additionally, the Company has entered into an Amended and Restated Registration Agreement, dated as of June 22, 1995, as subsequently amended, pursuant to which the Company has agreed to grant to the Original Purchasers certain registration rights. Subject to certain limitations, the Original Purchasers may require the Company to register for public resale all or part of the Common Stock held by the Original Purchasers.

LIMITATION OF LIABILITY OF DIRECTORS

  The Certificate of Incorporation provides that a director of the Company will not be personally liable for monetary damages to the Company or its stockholders for breach of fiduciary duty as a director, except for liability,
(i) for any breach of the director's duty of loyalty to such corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemption as provided in Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

  This provision is intended to afford directors additional protection and limit their potential liability from suits alleging a breach of the duty of care by a director. As a result of the inclusion of such a provision, stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are otherwise in violation of their fiduciary duty of care, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to stockholders in any particular situation, stockholders may not have an effective remedy against a director in connection with such conduct.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The By-Laws provide that directors and officers of the Company shall be indemnified against liabilities arising from their service as directors and officers to the fullest extent provided in Section 145 of the DGCL ("Section 145"). Additionally, the Company has entered or will enter into indemnification agreements with each of its executive officers and directors to reimburse them for certain liabilities incurred in connection with the performance of their fiduciary duties. As permitted by Section 145, the Company's Restated Bylaws provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

  In accordance with Section 145, the Company's Restated Bylaws also provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless, and only to the extent that, the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

  The Company's Restated Bylaws further provide that to the extent that a director or officer of the Company has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided for by the Restated Bylaws shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the Company is empowered to purchase and maintain insurance on behalf of a director or officer of the Company against any liability asserted against him in any such capacity, or arising out of his status as such, whether or not the Company would have the power to indemnify him against such liabilities under the Restated Bylaws.

  There has not been in the past and there is not presently pending any litigation or proceeding involving a director, officer, employee or agent of the Company which could give rise to an indemnification obligation on the part of the Company. In addition, except as described herein, the Board of Directors is not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN CHARTER AND BY-LAW PROVISIONS

  The Restated Certificate of Incorporation will provide for the Board of Directors to be divided into three classes, with staggered three-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders of the Company, with the other classes continuing for the remainder of their respective terms. See "Management--Classified Board of Directors."

  The Restated Certificate of Incorporation also will provide that directors may be removed from office only for cause and only by the affirmative vote of the holders of at least two-thirds of the total outstanding voting stock of the Company. Vacancies on the Board of Directors, including those resulting from an increase in the number of directors, may be filled only by the remaining directors, not by stockholders.

  Any action required or permitted to be taken by the stockholders of the Company may be effected only at an annual or special meeting of stockholders and will not be permitted to be taken by written consent in lieu of a meeting. The Restated Certificate of Incorporation and the Restated By-Laws also will provide that special meetings of stockholders may be called by a majority of the Board of Directors of the Company. Stockholders will not be permitted to call a special meeting or to require that the Board of Directors call a special meeting of stockholders.

  Certain provisions contained in the Restated Certificate of Incorporation, including those relating to the size and classification of the Board of Directors, the removal of directors, the prohibition on action by written consent and the calling of special meetings, may only be amended by the affirmative vote of the holders of at least two-thirds of the total outstanding voting stock of the Company. In addition, the Restated Certificate of Incorporation will provide that the Restated By-Laws may only be amended by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the Company or by a vote of two-thirds of the members of the Board of Directors in office.

  The Restated Certificate of Incorporation and the Restated By-Laws will establish an advance notice procedure for nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors, as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise business at such meeting must be received by the Company not less than 60 nor more than 90 days prior to the scheduled annual meeting, and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting.

  The foregoing provisions could have the effect of discouraging, delaying or making more difficult certain attempts to acquire the Company or to remove incumbent directors even if a majority of the Company's stockholders were to deem such an attempt to be in the best interests of the Company and its stockholders.

CERTAIN STATUTORY PROVISIONS

  Section 203 of the DGCL contains certain provisions that may make more difficult the acquisition of control of the Company by means of a tender offer, open market purchases, proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of the Company to negotiate with the Board of Directors. However, these provisions could have the effect of discouraging a prospective acquiror from making a tender offer or otherwise attempting to obtain control of the Company. To the extent that these provisions discourage takeover attempts, they could deprive stockholders of opportunities to realize takeover premiums for their shares or could depress the market price of shares. Set forth below is a description of the relevant provisions of Section 203 of the DGCL. The description is intended as summary only and is qualified in its entirety by reference to Section 203 of the DGCL.

  Section 203 of the DGCL prohibits certain "business combination" transactions between a publicly held Delaware corporation, such as the Company after the Offerings, and any "interested stockholder" for a period of three years after the date on which such stockholder became an interested stockholder, unless (i) the board of directors approves, prior to such date, either the proposed business combination or the proposed acquisition of stock which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction in which the stockholder becoming an interested stockholder, the interested stockholder acquires at least 85% of those shares of the voting stock of the corporation which are not held by the directors, officers or certain employee stock plans or (iii) on or subsequent to the consummation date, the business combination with the interested stockholder is approved by the board of directors and also approved at a stockholders' meeting by the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation's voting stock other than shares held by the interested stockholder. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. A corporation may, at its option, exclude itself from the coverage of Section 203 by amending its charter or by-laws by action of its stockholders to exempt itself from coverage, provided that such by-law or charter amendment shall not become effective until 12 months after the date it is adopted. The Company has not elected to opt out of Section 203 of the DGCL pursuant to its terms.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

SENIOR NOTES

  The Company issued $48.5 million in aggregate principal amount at maturity of 14% Senior Notes on September 30, 1996 pursuant to an indenture between the Company and Harris Trust and Savings Bank, as trustee (the "14% Senior Note Indenture") and $152.7 million in aggregate principal amount at maturity of 14 5/8% Senior Notes on August 18, 1997 pursuant to an indenture between the Company and Harris Trust and Savings Bank as trustee (the "14 5/8% Senior Note Indenture" and, together with the 14% Senior Note Indenture, the "Senior Note Indentures"). The Senior Notes are general, unsecured obligations of the Company and rank pari passu in right of payment with all existing and future senior unsecured and unsubordinated indebtedness of the Company, and is senior in right of payment to all existing and future subordinated indebtedness of the Company. The 14% Senior Notes were issued with original issue discount and, until March 30, 2000, accrete interest at a rate of 14% per annum, compounded semiannually, to an aggregate principal amount of $48.5 million. The 14 5/8% Senior Notes were also issued with original issue discount and, until August 15, 2000, will accrete interest at a rate of 14 5/8% per annum, compounded semiannually, to an aggregate principal amount of $152.7 million. After March 30, 2000 and August 15, 2000, respectively, cash interest will accrue on the 14% Senior Notes and the 14 5/8% Senior Notes, and will be payable on March 30 and September 30 of each year, commencing September 30, 2000, with respect to the 14% Senior Notes, and February 15 and August 15 of each year, commencing February 15, 2001, with respect to the 14 5/8% Senior Notes.

  The Senior Note Indentures contain certain covenants which, among other things, restrict the ability of the Company and certain subsidiaries to incur additional indebtedness, pay dividends or make distributions in respect of the Company's capital stock or make certain other restricted payments, make investments, sell capital stock of certain subsidiaries, engage in sale and leaseback transactions, create restrictions on the ability of certain subsidiaries to make distributions on their capital stock or to issue capital stock or to issue guarantees, create liens, enter into transactions with affiliates or related persons, sell assets or consolidate, merge or sell all or substantially all of their assets and engage in businesses other than the telecommunications business.

  From September 30, 2001 to September 30, 2003, the 14% Senior Notes will be redeemable at the Company's option, in whole or in part, at the prices set forth in the 14% Senior Note Indenture plus accrued and unpaid interest, if any, to the redemption date. The 14 5/8% Senior Notes will be redeemable at the Company's option, in whole or in part, on or after August 15, 2002 at the redemption prices set forth in the 14 5/8% Senior Note Indenture plus accrued and unpaid interest, if any, and Special Interest (as defined in the 14 5/8% Senior Note Indenture), if any, to the date of redemption. The Company may also redeem the 14% Senior Notes or the 14 5/8% Senior Notes on or prior to September 30, 1999 or August 15, 2000, respectively, out of the proceeds of any Public Equity Offering (as defined in the Senior Note Indentures). In the event that the Company elects to redeem the 14 5/8% Senior Notes out of the proceeds of any Public Equity Offering on or prior to September 30, 1999, the holders of the 14% Senior Notes shall have the right, but not the obligation, to cause the Company to offer to repurchase the 14% Senior Notes on a pro rata basis together with the 14 5/8% Senior Notes and to receive the same redemption premium as the holders of the 14 5/8% Senior Notes.

  In connection with the Consent, the Company has granted to holders of the 14% Senior Notes an option, for a specified period of time, to exchange, in whole or in part, their 14% Senior Notes for 14 5/8% Senior Notes having an accreted value equal to the accreted value of the 14% Senior Notes at the time of exchange.

CONVERTIBLE NOTES

  The Company issued $36.0 million in aggregate principal amount at maturity of the Convertible Notes on September 30, 1996 pursuant to an indenture between the Company and Harris Trust and Savings Bank as trustee (the "Convertible Note Indenture" and, together with the indenture with respect to the Consent Convertible Notes, the "Convertible Note Indentures"). The Convertible Notes are general unsecured obligations of the Company, are subordinated in right of payment to the Senior Notes and rank pari passu in right of payment with all other existing and future unsecured indebtedness of the Company. The Convertible Notes were issued with original issue discount and will mature on September 30, 2004. The Convertible Notes will accrete interest at the rate of 9% per annum, compounded semiannually, to an aggregate principal amount of $36.0 million by September 30, 1999. After September 30, 1999, interest on the Convertible Notes will accrue at the rate of 9% per annum and will be payable semiannually on March 30 and September 30 of each year, commencing March 30, 2000.

  The Convertible Notes are convertible into Common Stock, at the option of the holders thereof, at any time prior to redemption or fixed maturity of the Convertible Notes, at a conversion price of $10.436 per share (the "Conversion Price"), subject to adjustment under certain circumstances.

  From September 30, 2000 to September 30, 2002 the Company may redeem all, but not less than all, of the Convertible Notes, if the Closing Price (as such term is defined in the Convertible Note Indenture) of the Common Stock is at least 150% of the Conversion Price for thirty consecutive days, at a redemption price set forth in the Convertible Note Indenture plus accrued and unpaid interest and Special Interest (as such term is defined in the Convertible Note Indenture), if any, to the redemption date. On or after September 30, 2002, the Convertible Notes will be redeemable at the Company's option, in whole or in part, at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest, if any, and Special Interest (as defined in the Convertible Note Indenture), if any, to the redemption date. Under certain circumstances as described in the Convertible
Note Indentures, holders of Convertible Notes have an option to require the Company to repurchase all or any part of such holder's Convertible Notes.

  On January 13, 1998 MLAM purchased $13.0 million aggregate principal amount at maturity of Consent Convertible Notes for a purchase price of $10.0 million. The Consent Convertible Notes have terms substantially similar to the Convertible Notes but with a conversion price of $10.121 per share, subject to adjustment under certain circumstances.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offerings, there has not been any public market for the Common Stock and there can be no assurance that a significant public market for the Common Stock will be developed or be sustained after the Offerings. Sales of substantial amounts of shares of Common Stock in the public market or the perception that such sales could occur could have a material adverse effect on the price of the Common Stock or the future ability of the Company to raise capital through an offering of equity securities. See "Risk Factors--Shares Eligible for Future Sale."

  After the Offerings, the Company will have outstanding 21,180,387 shares of Common Stock (22,380,387 shares if the Underwriters' over-allotment options are exercised in full). Of these shares, the 8,000,000 shares offered hereby will be freely tradeable in the public market without restriction under the Securities Act, unless such shares are held by "affiliates" of the Company, as that term is defined in Rule 144, or are subject to certain lock-up agreements as described below.

  The remaining 13,180,387 shares of Common Stock outstanding upon completion of the Offerings will be "restricted securities" as that term is defined in Rule 144 (the "Restricted Shares"). The Restricted Shares were issued and sold by the Company in private transactions in reliance upon exemptions from registration under the Securities Act. Restricted Shares may be sold in the public market only if they are registered or if they qualify for an exemption from registration under the Securities Act, including an exemption under Rule 144 which is summarized below.

  Pursuant to "lock-up" agreements, except for the issuance by the Company of Common Stock pursuant to existing stock option plans or upon exercise of currently existing warrants, the Company, the directors and executive officers of the Company and certain existing stockholders, who collectively hold 12,156,352 of such Restricted Shares, have agreed not to, directly or indirectly, sell, offer to sell, grant any option for sale of, or dispose of, any capital stock of the Company or any security convertible or exchangeable into, or exercisable for, such capital stock, or, in the case of the Company, file any registration statement with respect to any of the foregoing pursuant to the Securities Act without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the Underwriters for a period of 180 days following the date of this Prospectus (the "Lock-Up Period"). MLAM has agreed to substantially similar restrictions for a period of 180 days following the date of this Prospectus.

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares of the Company are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner who is not an affiliate of the Company) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (approximately 21,180,387 shares immediately after the Offerings) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a report on Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner who is not an affiliate of the Company) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  As of November 30, 1997, the Company had outstanding warrants to purchase an aggregate of 2,989,840 shares of Common Stock at an exercise price of $.01 per share. The Company also has outstanding Convertible Notes that are convertible for 2,936,090 shares of Common Stock as of November 30, 1997 and Consent Convertible Notes that are convertible for 988,142 of Common Stock as of January 13, 1998. The Company has filed, or will file with respect to the Consent Convertible Notes, and has agreed to keep effective a shelf registration statement with respect to the warrants, the shares of Common Stock issuable upon exercise of the warrants and the shares of Common Stock issuable upon conversion of the Convertible Notes and the Consent Convertible Notes.

  As of December 31, 1997 on a pro forma basis giving effect to the Offerings, there were 3,245,540 shares reserved for issuance upon the exercise of outstanding options, 1,526,400 of which were vested. Of the vested options, as of December 31, 1997 on a pro forma basis giving effect to the Offerings, options for 623,560 shares were exercisable and options for an additional 649,600 shares become exercisable 180 days after the closing of the Offerings. The remaining vested options covering 253,240 shares become exercisable at such time, if any, as the Convertible Notes are converted into Common Stock.

  The Company intends to file a Registration Statement on Form S-8 to register an aggregate of 4,074,130 shares of Common Stock reserved for issuance under applicable stock option plans. Such Registration Statement will become effective automatically upon filing. Shares issued under such plans, after the filing of the Registration Statement on Form S-8, may be sold in the open market, subject, in the case of certain holders, to the Rule 144 limitations applicable to affiliates, the above-referenced lock-up agreements and vesting and exercisability restrictions imposed by the Company.

  The Original Purchasers are entitled to certain rights with respect to the registration of approximately 12,387,648 shares of Common Stock for resale under the Securities Act. See "Description of Capital Stock--Registration Rights."

                CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                         TO NON-UNITED STATES HOLDERS

  The following is a general discussion of certain United States Federal tax consequences of the acquisition, ownership, and disposition of Common Stock by a holder that, for United States Federal income tax purposes, is not a "United States person" (a "Non-United States Holder"). This discussion is based upon the United States Federal tax law now in effect, which is subject to change, possibly retroactively. For purposes of this discussion, a "United States person" means a citizen or resident of the United States; a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof; an estate whose income is includible in gross income for United States Federal income tax purposes regardless of its source; or a "United States Trust." A United States Trust is (a) for taxable years beginning after December 31, 1996, or if the trustee of a trust elects to apply the following definition to an earlier taxable year, any trust if, and only if, (i) a court within the United States is able to exercise primary supervision over the administration of the trust and (ii) one or more United States trustees have the authority to control all substantial decisions of the trust, and (b) for all other taxable years, any trust whose income is includible in gross income for United States Federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to a particular Non-United States Holder. Prospective investors are urged to consult their tax advisors regarding the United States Federal tax consequences of acquiring, holding, and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

DIVIDENDS

  Dividends paid to a Non-United States Holder will generally be subject to withholding of United States Federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder (or if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such Non-United States Holder), in which case the dividend will be subject to the United States Federal income tax on net income on the same basis that applies to United States persons generally. In the case of a Non-United States Holder which is a corporation, such effectively connected income also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the repatriation from the United States of effectively connected earnings and profits). Non-United States Holders should consult any applicable income tax treaties that may provide for a lower rate of withholding or other rules different from those described above. A Non-United States Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of or exemption from withholding under the foregoing rules.

GAIN ON DISPOSITION

  A Non-United States Holder will generally not be subject to United States Federal income tax on gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder or, if tax treaties apply, is attributable to a United States permanent establishment maintained by the Non-United States Holder, (ii) in the case of a Non-United States Holder who is nonresident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of disposition or either such individual has a "tax home" in the United States or the gain is attributable to an office or other fixed place of business maintained by such individual in the United States, (iii) the Company is or has been a "United States real property holding corporation" for United States Federal income tax purposes (which the Company does not believe that it is or likely to become) and the Non-United States Holder holds or has held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the Common Stock or (iv) the Non-United States Holder is subject to tax pursuant to the Internal Revenue Code of 1986, as amended, provisions applicable to certain United States expatriates. Gain that is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder will be subject to the United States Federal Income tax on net income on the same basis that applies to United States persons generally (and, with respect to corporate holders, under certain circumstances, the branch profits tax) but will not be subject to withholding. Non-United States Holders should consult any applicable treaties that may provide for different rules.

FEDERAL ESTATE TAXES

  Common Stock owned or treated as owned by an individual who is not a citizen or resident of the United States at the date of death will be included in such individual's estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

  The Company must report annually to the Internal Revenue Service and to each Non-United States Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities of a country in which the Non-United States Holder resides.

  Under current United States Treasury regulations, United States information reporting requirements and backup withholding tax at a rate of 31% will generally apply to dividends paid on the Common Stock to a Non-United States Holder and to payments to a Non-United States Holder by a United States office of a broker of the proceeds of a sale of Common Stock unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to payments of the proceeds of sales of Common Stock by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.

  Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States Federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

  On October 10, 1997, final Treasury Regulations were published in the Federal Register concerning the withholding of tax and reporting for certain amounts paid to Non-United States Holders. These Treasury Regulations are generally effective for payments made after December 31, 1998. Among other things, such Treasury Regulations require a withholding agent, such as the Company, to have documentary evidence in its records that the holder is a Non-United States Holder eligible for treaty benefits in order to reduce the rate of withholding pursuant to such treaty. Non-United States Holders would generally be required to provide new certificates documenting their foreign status by December 31, 1999 where the Company holds documentation given under the prior Regulations. In addition, such Regulations provide for withholding and information reporting rules where a foreign partnership, qualified intermediary or certain other agents provide documentation (or fail to provide documentation) on behalf of the beneficial owner of Common Stock. Prospective investors should consult their tax advisors concerning the effect of such Treasury Regulations on their ownership of Common Stock.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "U.S. Purchase Agreement") between the Company and each of the underwriters named below (the "U.S. Underwriters"), the Company has agreed to sell to each of the U.S. Underwriters, and each of the U.S. Underwriters has severally agreed to purchase from the Company, the aggregate number of shares of Common Stock set forth opposite its name below.

                                                                       NUMBER OF
      U.S. UNDERWRITERS                                                 SHARES
      -----------------                                                ---------
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated........................................... 1,573,334
      Cowen & Company................................................. 1,573,333
      Donaldson, Lufkin & Jenrette Securities Corporation............. 1,573,333
      ABN AMRO Chicago Corporation....................................   190,000
      BT Alex. Brown Incorporated.....................................   190,000
      CIBC Oppenheimer Corp...........................................   190,000
      Chase Securities Inc............................................   190,000
      Morgan Stanley & Co. Incorporated...............................   190,000
      SBC Warburg Dillon Read Inc.....................................   190,000
      Advest, Inc.....................................................    90,000
      William Blair & Company, L.L.C..................................    90,000
      EVEREN Securities, Inc..........................................    90,000
      Hoak Breedlove Wesneski & Co....................................    90,000
      Mesirow Financial, Inc..........................................    90,000
      Tucker Anthony Incorporated.....................................    90,000
                                                                       ---------
           Total...................................................... 6,400,000
                                                                       =========

  Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Cowen & Company and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives (the "U.S. Representatives") of the U.S. Underwriters.

  The Company has also entered into a purchase agreement (the "International Purchase Agreement") with certain underwriters outside the United States and Canada (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters"), for whom Merrill Lynch International, Cowen International L.P. and Donaldson, Lufkin & Jenrette International are acting as representatives (the "International Representatives"), providing for the concurrent offer and sale of 1,600,000 shares of Common Stock in the International Offering. The closings with respect to the U.S. Offering and the International Offering are conditioned upon one another.

  The U.S. Underwriters have advised the Company that they propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $.65 per share of Common Stock. The U.S. Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed. The public offering price, concession and discount per share of Common Stock are identical under the U.S. Purchase Agreement and the International Purchase Agreement.

  The several U.S. Underwriters have agreed, subject to the terms and conditions set forth in the U.S. Purchase Agreement, to purchase all of the shares of Common Stock being sold pursuant to such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances the commitments of non-defaulting U.S. Underwriters may be increased.

  The U.S. Underwriters have advised the Company that they do not intend to confirm sales of shares of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

  The U.S. Underwriters and the International Managers have entered into an Intersyndicate Agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to United States or Canadian persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to non-United States or Canadian persons or to persons they believe intend to resell to non-United States or Canadian persons, except, in each case, for transactions pursuant to the Intersyndicate Agreement. The Intersyndicate Agreement also provides, among other things, that sales may be made between the U.S. Underwriters and the International Managers of such number of shares of Common Stock as may be mutually agreed. The price of any shares of Common Stock so sold shall be the public offering price, less an amount not greater than the selling concession.

  The Company has granted to the U.S. Underwriters an option to purchase up to an aggregate of 960,000 additional shares of Common Stock, exercisable in whole or in part for 30 days after the date of this Prospectus, solely to cover over-allotments, if any, at the public offering price, less applicable underwriting discounts. To the extent that the U.S. Underwriters exercise this option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage of shares of Common Stock that the number of shares of Common Stock to be purchased by each of them, as shown in the above table, bears to the total number of shares of Common Stock initially offered hereby. The Company has granted to the International Managers an option to purchase up to an aggregate of 240,000 additional shares of Common Stock, exercisable in whole or in part for 30 days after the date of this Prospectus, solely to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters. All or a portion of an over-allotment option in either of the Offerings may be allocated to cover an over-allotment in the other Offering.

  The Company has agreed to indemnify the U.S. Underwriters against certain liabilities, including liabilities under the Securities Act and other applicable securities laws, or to contribute to payments the U.S. Underwriters may be required to make in respect thereof.

  Pursuant to "lock-up" agreements, except for the issuance by the Company of Common Stock pursuant to existing stock option plans or upon exercise of currently existing warrants, the Company, its directors and executive officers and certain holders of the Common Stock have agreed not to, directly or indirectly, sell, offer to sell, grant any option for sale of, or dispose of, any capital stock of the Company or any security convertible or exchangeable into, or exercisable for, such capital stock, or, in the case of the Company, file any registration statement with respect to any of the foregoing pursuant to the Securities Act without the prior written consent of Merrill Lynch on behalf of the Underwriters, for a period of 180 days following the date of this Prospectus. See "Shares Eligible for Future Sale."

  In connection with the Offerings, the U.S. Underwriters and the International Managers may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of Common Stock. Specifically, the U.S. Underwriters and the International Managers may over-allot the offering, creating a short position. In addition, the U.S. Underwriters and the International Managers may bid for, and purchase shares of Common Stock in the open market to cover short sales or to stabilize the price of the shares of Common Stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the shares of Common Stock in the Offerings if the syndicate repurchases previously distributed shares of Common Stock in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the shares of Common Stock above independent market levels. The U.S. Underwriters and the International Managers are not required to engage in these activities and may end any of these activities at any time.

  Prior to the Offerings, there has been no public market for the Common Stock. The public offering price was determined by negotiations among the Company and the U.S. Representatives. Among the factors considered in such negotiations were an assessment of the Company's recent results of operations, the future prospects of the Company and its industry in general, market prices of securities of companies engaged in activities similar to those of the Company and prevailing conditions in the securities market. There can be no assurance that an active market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offerings at or above the public offering price.

  The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "USNC."

  At the Company's request, the U.S. Underwriters have reserved up to 800,000 shares for sale at the initial public offering price to certain of the Company's employees, members of their immediate families and other individuals who are business associates of the Company (including certain vendors and consultants), in each case, as such parties have expressed an interest in purchasing such shares. The number of shares available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares not purchased will be offered by the U.S. Underwriters to the general public on the same basis as the other shares offered hereby.

  Prior to the consummation of the Offerings, MLGAFI, an affiliate of Merrill Lynch, BT Capital Partners, Inc. ("BT"), an affiliate of BT Alex. Brown Incorporated, Chase Venture Capital Associates, L.P., an affiliate of Chase Securities Inc., and CIBC Wood Gundy Ventures, L.P., an affiliate of CIBC Oppenheimer Corp., each beneficially owned more than 10% of the Common Stock on a fully diluted basis. Accordingly, the offering of the Common Stock will be conducted in compliance with the requirements of Rule 2720 ("Rule 2720") of the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD"). Under the provisions of Rule 2720, the public offering price of the securities can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards ("QIU"). In accordance with this requirement, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") has assumed the responsibilities of acting as QIU and will recommend a maximum public offering price for the Common Stock in compliance with the requirements of Rule 2720. In connection with the Offering, DLJ is performing due diligence investigations and reviewing and participating in the preparation of this Prospectus and the Registration Statement of which the Prospectus forms a part. As compensation for the services of DLJ as QIU, the Company has agreed to pay DLJ $5,000. The Company has agreed to indemnify DLJ in its capacity as QIU. Pursuant to the provisions of Rule 2720, NASD members may not execute transactions in Common Stock offered hereby to any accounts over which they exercise discretionary authority without prior written approval of the customer.

  BT Alex. Brown Incorporated, Chase Securities Inc., and CIBC Oppenheimer Corp., which are affiliates of BT Capital Partners, Inc., Chase Venture Capital Associates, L.P. and CIBC Wood Gundy Ventures, Inc., respectively, are expected to be U.S. Underwriters in connection with the U.S. Offering. BT is an affiliate of BT Alex. Brown Incorporated. Paul S. Lattanzio acts as BT's representative on the Board of Directors. Donald J. Hoffman, Jr., a director of the Company, is a general partner of Chase Capital Partners which is the sole general partner of Chase Venture Capital Associates, L.P. and an affiliate of Chase Securities Inc. In addition, Ian M. Kidson, a director of the Company is a managing director of CIBC Capital Partners which is an affiliate of CIBC Oppenheimer Corp. See "Management," "Certain Relationships and Related Transactions" and "Stock Ownership."

  Certain of the U.S. Underwriters and their respective affiliates have provided from time to time, and expect to provide in the future, financial advisory and investment banking services for, and/or have normal banking relationships with, the Company and its affiliates, for which they receive customary compensation. In addition, Merrill Lynch and DLJ acted as initial purchasers in connection with the 1997 Private Placement, for which they received customary discounts.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Offerings will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom (Illinois) and certain legal matters will be passed upon for the Underwriters by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Washington, D.C.

                                    EXPERTS

  The consolidated financial statements of the Company as of December 31, 1996 and 1995 and for the years ended December 31, 1996 and 1995 and the period from April 20, 1994 (inception) to December 31, 1994 included in this Prospectus (which expresses an unqualified opinion and includes an explanatory paragraph concerning substantial doubt about the entity's ability to continue as a going concern) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The consolidated financial statements of Hatten Communications Holding Company, Inc. and Subsidiaries as of April 30, 1997 and 1996 and for the years then ended, and the financial statements of Connecticut Mobilecom, Inc. as of and for the year ended April 30, 1995, have been included in the Prospectus in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

  The report of KPMG Peat Marwick LLP covering the April 30, 1997 consolidated financial statements of Hatten Communications Holding Company, Inc. and Subsidiaries contains an explanatory paragraph that states that the Company executed a recapitalization of its stock and a refinancing of its existing debt on May 23, 1997.

  The financial statements of Connecticut Telephone and Communications Systems, Inc. as of April 30, 1995 and for the fiscal year then ended included in this Prospectus have been audited by Kostin, Ruffkess & Company, LLC, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                   GLOSSARY

  ACCESS CHARGES--The fees paid by IXCs to LECs for originating and terminating long distance calls on their local networks.

  CLEC (Competitive Local Exchange Carrier)--A company that provides its customers with an alternative to the local telephone company for local transport of private line, special access and interstate transport of switched access telecommunications services.

  CENTRAL OFFICES--The switching centers or central switching facilities of the LECs.

  CENTREX--Centrex is a service that offers features similar to those of what is known as private branch exchange (PBX), except the equipment is located at the carrier's premises and not at the premises of the customer. These features include direct dialing within a given phone system, direct dialing of incoming calls, and automatic identification of outbound calls. This is a value added service that carriers can provide to a wide range of subscribers who do not have the size or the funds to support their own on-site PBX.

  CO-CARRIER STATUS--A relationship between competitive local exchange carriers ("CLECs") that affords the same access to and rights on each other's networks, and that provides access and services on an equal basis.

  COLLOCATION--The ability of a CLEC to connect its network to the LEC's central offices. Physical collocation occurs when a CLEC places its network connection equipment inside the LEC's central offices. Virtual collocation is an alternative to physical collocation pursuant to which the LEC permits a CLEC to connect its network to the LEC's central offices at competitive prices, even though the CLEC's network connection equipment is not physically located inside the central offices.

  DEDICATED LINES--Telecommunications lines dedicated or reserved for use exclusively by particular customers along predetermined routes (in contrast to telecommunications lines within the LEC's public switched network).

  DEDICATED SERVICES--Special access, switched transport and private line services.

  FRAME RELAY--Frame Relay is a high-speed data packet switching service used to transmit data between computers. Frame Relay supports data units of variable lengths at access speeds ranging from 56kbs to 1.5 mbs. This service is ideal for connecting LANS, but is not appropriate for voice and video applications due to the variable delays that can occur. Frame Relay was designed to operate at higher speeds on modern fiber optic networks.

  ILECS (Incumbent Local Exchange Carriers)--Companies providing local telephone services.

  INTERCONNECTION DECISIONS--Rulings by the FCC announced in September 1992 and August 1993, which require the RBOCs and most other LECs to provide interconnection in LEC central offices to any CLEC, long distance carrier or end user seeking such interconnection for the provision of interstate special access and switched access transport services.

  LANS (Local Area Networks)--The interconnection of computers for the purpose of sharing files, programs and various devices such as work stations, printers and high-speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs.

  LATAS (Local Access and Transport Areas)--The geographically defined areas in which LECs are authorized by the MFJ to provide local switched services.

  LOCAL EXCHANGE AREAS--A geographic area determined by the appropriate state regulatory authority in which local calls generally are transmitted without toll charges to the calling or called party.

  LOCAL LOOP UNBUNDLING--Allows competitors to selectively gain access to ILEC wires which connect ILEC central offices with customer premises.

  POP (Point of Presence)--Location where a long distance carrier has installed transmission equipment in a service area that serves as, or relays calls to, a network switching center of that long distance carrier.

  PRIVATE LINE--A private, dedicated telecommunications line connecting different locations (excluding long distance carrier POPs).

  PROVISIONING--The process of initiating a carrier's service to a customer.

  SPECIAL ACCESS SERVICES--The lease of private, dedicated telecommunications lines or "circuits" along the network of a LEC or a CLEC, which lines or circuits run to or from the long distance carrier POPs. Examples of special access services are telecommunications lines running between POPs of a single long distance carrier, from one long distance carrier POP to the POP of another long distance carrier or from a subscriber to its long distance carrier POP. Special access services do not require the use of switches.

  SWITCH--A sophisticated computer that accepts instructions from a caller in the form of a telephone number. Like an address on an envelope, the numbers tell the switch where to route the call. The switch opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users. Switches allow local telecommunications service providers to connect calls directly to their destination, while providing advanced features and recording connection information for future billing.

  SWITCHED ACCESS SERVICES--The origination or termination of long distance traffic between a customer premise and an IXC POP via shared local trunks using a local switch.

  SWITCHED TRANSPORT SERVICES--Transportation of switched traffic along dedicated lines between the LEC central offices and interexchange POPs.

  SWITCHED TRAFFIC--Telecommunications traffic along a switched network.

  USOC (UNIVERSAL SERVICE ORDERING CODE)--Identifies a particular service or equipment under tariff (not necessarily universal any longer).

             INDEX TO USN COMMUNICATIONS, INC. FINANCIAL STATEMENTS

                PAGE
                ----
CONDENSED
 CONSOLIDATED
 FINANCIAL
 STATEMENTS
 (UNAUDITED)
 FOR THE NINE
 MONTH PERIODS
 ENDING
 SEPTEMBER 30,
 1996 AND
 SEPTEMBER 30,
 1997 AND AS OF
 DECEMBER 31,
 1996..........  F-2
INDEPENDENT
 AUDITORS'
 REPORT........  F-8
CONSOLIDATED
 FINANCIAL
 STATEMENTS:
  Consolidated
   Balance
   Sheets......  F-9
  Consolidated
   Statements
   of
   Operations.. F-10
  Consolidated
   Statements
   of
   Redeemable
   Preferred
   Stock....... F-11
  Consolidated
   Statements
   of Common
   Stockholders'
   Deficit..... F-12
  Consolidated
   Statements
   of Cash
   Flows....... F-13
  Notes to
   Consolidated
   Financial
   Statements.. F-14

          HATTEN COMMUNICATIONS HOLDING COMPANY, INC. AND SUBSIDIARIES

                PAGE
                ----
INDEPENDENT
 AUDITORS'
 REPORT........ F-25
CONSOLIDATED
 FINANCIAL
 STATEMENTS:
  Consolidated
   Balance
   Sheets at
   April 30,
   1997 and
   1996........ F-26
  Consolidated
   Statements
   of
   Operations
   for the
   years ended
   April 30,
   1997 and
   1996........ F-27
  Consolidated
   Statements
   of
   Stockholders'
   Deficit for
   the years
   ended April
   30, 1997 and
   1996........ F-28
  Consolidated
   Statements
   of Cash
   Flows for
   the years
   ended April
   30, 1997 and
   1996........ F-29
  Notes to
   Consolidated
   Financial
   Statements.. F-30

             CONNECTICUT TELEPHONE AND COMMUNICATION SYSTEMS, INC.

                PAGE
                ----
INDEPENDENT
 AUDITORS'
 REPORT........ F-38
FINANCIAL
 STATEMENTS:
  Balance Sheet
   at April 30,
   1995........ F-39
  Statement of
   Income and
   Deficit for
   the year
   ended April
   30, 1995.... F-40
  Statement of
   Cash Flows
   for the year
   ended April
   30, 1995.... F-41
  Notes to
   Financial
   Statements.. F-42

                          CONNECTICUT MOBILECOM, INC.

                PAGE
                ----
INDEPENDENT
 AUDITORS'
 REPORT........ F-45
FINANCIAL
 STATEMENTS:
  Balance Sheet
   at April 30,
   1995........ F-46
  Statement of
   Operations
   for the year
   ended April
   30, 1995.... F-47
  Statement of
   Stockholders'
   Deficit for
   the year
   ended April
   30, 1995.... F-48
  Statement of
   Cash Flows
   for the year
   ended April
   30, 1995.... F-49
  Notes to
   Financial
   Statements.. F-50

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                       SEPTEMBER
                                                          30,        DECEMBER
                       ASSETS                             1997       31, 1996
                       ------                         ------------  -----------
                                                      (UNAUDITED)
Current Assets:
  Cash and cash equivalents.........................  $117,943,711  $60,818,478
  Accounts receivable, net..........................    15,445,860    3,004,408
  Prepaid expenses..................................       271,430      187,051
  Other receivables.................................       338,502      172,567
                                                      ------------  -----------
    Total current assets............................   133,999,503   64,182,504
Property and Equipment--Net.........................    12,604,307    3,507,350
Other Assets........................................    32,553,221   10,362,438
                                                      ------------  -----------
    Total Assets....................................  $179,157,031  $78,052,292
                                                      ============  ===========
      LIABILITIES, REDEEMABLE PREFERRED STOCK,
          AND COMMON STOCKHOLDERS' DEFICIT
      ----------------------------------------
Current Liabilities:
  Accounts payable..................................  $ 17,268,085  $ 7,907,654
  Accrued expenses and other liabilities............    11,315,296    3,176,762
  Capital lease obligations--current................       544,213      277,844
  Current maturities on notes payable...............       121,874      386,522
                                                      ------------  -----------
    Total current liabilities.......................    29,249,468   11,748,782
14 5/8% Senior Discount Notes, net of Original Issue
 Discount...........................................   101,830,062          --
14% Senior Discount Notes, net of Original Issue
 Discount...........................................    34,579,844   31,242,614
9% Convertible Subordinated Discount Notes, net of
 Original Issue Discount............................    30,188,376   28,259,555
Capital Lease Obligations--Noncurrent...............       664,421      312,280
Notes Payable.......................................        24,547       49,727
                                                      ------------  -----------
    Total liabilities...............................   196,536,718   71,612,958
Redeemable Preferred Stock:
  9% Cumulative Convertible Pay-In-Kind Preferred
   stock: par value, $1; 30,000 shares authorized;
   10,920 and 10,000 shares outstanding at 1997 and
   1996.............................................        10,920       10,000
  9% Cumulative Convertible Pay-In-Kind Preferred
   Stock, Series A: par value $1; 150,000 shares
   authorized; 30,209 shares outstanding at 1997....        30,209          --
  Accumulated unpaid dividends......................       317,195      225,000
  Additional paid-in capital........................    40,690,299    9,810,185
                                                      ------------  -----------
    Total redeemable preferred stock................    41,048,623   10,045,185
Common Stockholders' Deficit:
  Common stock: par value, $.01; 30,000,000 shares
   authorized; 7,222,511 and 7,185,260 shares issued
   at 1997 and 1996.................................        72,226      71, 853
  Additional paid-in capital........................    73,941,796   54,114,755
  Accumulated deficit...............................  (132,441,255) (57,791,382)
  Common stock held in Treasury: 1997 and 1996--
   10,000 shares....................................        (1,077)      (1,077)
                                                      ------------  -----------
    Total common stockholders' deficit..............   (58,428,310)  (3,605,851)
                                                      ------------  -----------
Total Liabilities, Redeemable Preferred Stock, and
 Common Stockholders' Deficit.......................  $179,157,031  $78,052,292
                                                      ============  ===========

           See notes to Condensed Consolidated Financial Statements.

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                  NINE MONTHS ENDED SEPTEMBER
                                                              30,
                                                  ----------------------------
                                                      1997           1996
                                                  -------------- -------------
                                                   (UNAUDITED)    (UNAUDITED)
Net service revenue.............................. $  26,998,315  $   7,598,705
Cost of services.................................    23,983,125      6,587,126
                                                  -------------  -------------
    Gross profit.................................     3,015,190      1,011,579
Expenses:
  Sales and marketing............................    43,087,112      5,837,437
  General and administrative.....................    26,881,801     10,919,589
                                                  -------------  -------------
Operating loss...................................   (66,953,723)   (15,745,447)
Other income (expense):
  Interest income................................     1,883,861        472,667
  Interest expense...............................    (8,572,952)       (45,957)
  Other income...................................         5,386      8,099,593
                                                  -------------  -------------
    Other income (expense)--net..................    (6,683,705)     8,526,303
                                                  -------------  -------------
Net loss......................................... $ (73,637,428) $  (7,219,144)
                                                  =============  =============
Accumulated preferred dividends.................. $   1,012,445  $   3,465,976
                                                  =============  =============
Net loss to common shareholders.................. $ (74,649,873) $ (10,685,120)
                                                  =============  =============
Net loss per common share........................ $      (10.35) $       (2.44)
                                                  =============  =============
Weighted average common and common equivalent
 shares outstanding..............................     7,212,511      4,384,993
                                                  =============  =============


           See notes to Condensed Consolidated Financial Statements.

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK
              NINE MONTHS ENDED SEPTEMBER 30, 1997 AND YEAR ENDED
                               DECEMBER 31, 1996

                                   SERIES A
                          9% PIK    9% PIK   SERIES A-2 SERIES A  ACCUMULATED   ADDITIONAL
                         PREFERRED PREFERRED PREFERRED  PREFERRED   UNPAID       PAID-IN
                           STOCK     STOCK     STOCK      STOCK    DIVIDENDS     CAPITAL        TOTAL
                         --------- --------- ---------- --------- -----------  ------------  ------------
BALANCE, JANUARY 1,
 1996...................                      $26,235    $16,200  $ 3,810,000  $ 40,543,605  $ 44,396,040
  Accumulated dividends
   on Series A and A-2
   preferred stock......                                            3,465,976                   3,465,976
  Conversion of Series A
   and A-2 preferred
   stock to Class A
   common stock.........                      (26,235)   (16,200)  (7,275,976)  (40,543,605)  (47,862,016)
  Issuance of 10,000
   shares of 9% PIK
   preferred stock......  $10,000                                                 9,990,000    10,000,000
  Costs incurred related
   to issuance of 9% PIK
   preferred stock......                                                           (179,815)     (179,815)
  Accumulated dividends
   on 9% PIK preferred
   stock................                                              225,000                     225,000
                          -------   -------   -------    -------  -----------  ------------  ------------
BALANCE, DECEMBER 31,
 1996...................   10,000                                     225,000     9,810,185    10,045,185
  Issuance of 30,209
   shares of Series A 9%
   PIK preferred stock..            $30,209                                      30,178,863    30,209,072
  Costs incurred related
   to issuance of Series
   A 9% PIK preferred
   stock................                                                           (218,079)     (218,079)
  Accumulated dividends
   on 9% PIK preferred
   stock................                                              695,250                     695,250
  Accumulated dividends
   on Series A 9% PIK
   preferred stock......                                              317,195                     317,195
  Payment of dividends
   on 9% PIK preferred
   stock................      920                                    (920,250)      919,330           --
                          -------   -------   -------    -------  -----------  ------------  ------------
BALANCE, SEPTEMBER 30,
 1996 (UNAUDITED).......  $10,920   $30,209   $   --     $   --   $   317,195  $ 40,690,299  $ 41,048,623
                          =======   =======   =======    =======  ===========  ============  ============



           See notes to Condensed Consolidated Financial Statements.

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' DEFICIT
     NINE MONTHS ENDED SEPTEMBER 30, 1997 AND YEAR ENDED DECEMBER 31, 1996

                                                              COMMON
                                 ADDITIONAL                   STOCK
                         COMMON    PAID-IN     ACCUMULATED   HELD IN
                          STOCK    CAPITAL       DEFICIT     TREASURY     TOTAL
                         ------- -----------  -------------  --------  ------------
BALANCE, JANUARY 1,
 1996................... $31,374 $   254,718  $ (29,053,815)           $(28,767,723)
  Conversion of Series A
   and A-2 Preferred
   Stock to Class A
   Common Stock.........  26,763  47,835,253                             47,862,016
  Issuance of 50,000
   shares of common
   stock................     500       5,000                                  5,500
  Compensation grants of
   220,000 shares of
   common stock.........   2,200      30,800                                 33,000
  Repricing of common
   stock................  11,016     (11,016)
  Repurchase of 10,000
   shares of common
   stock................                                     $(1,077)        (1,077)
  Issuance of stock
   warrants.............           6,000,000                              6,000,000
  Accumulated dividends
   on 9% PIK preferred
   stock................                         (3,690,976)             (3,690,976)
  Net loss..............                        (25,046,591)            (25,046,591)
                         ------- -----------  -------------  -------   ------------
BALANCE, DECEMBER 31,
 1996...................  71,853  54,114,755    (57,791,382)  (1,077)    (3,605,851)
  Issuance of 37,251
   shares of common
   stock................     373       3,723                                  4,096
  Issuance of stock
   warrants.............          19,351,727                             19,351,727
  Compensation expense
   on stock options.....             471,591                                471,591
  Accumulated dividends
   on 9% PIK preferred
   stock................                           (695,250)               (695,250)
  Accumulated dividends
   on Series A 9%
   preferred stock......                           (317,195)               (317,195)
  Net loss..............                        (73,637,428)            (73,637,428)
                         ------- -----------  -------------  -------   ------------
BALANCE, SEPTEMBER 30,
 1997 (UNAUDITED)....... $72,226 $73,941,796  $(132,441,255) $(1,077)  $(58,428,310)
                         ======= ===========  =============  =======   ============



           See notes to Condensed Consolidated Financial Statements.

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                        NINE MONTHS ENDED
                                                          SEPTEMBER 30,
                                                     -------------------------
                                                         1997         1996
                                                     ------------  -----------
                                                     (UNAUDITED)   (UNAUDITED)
Cash flows from operating activities:
  Net loss.......................................... $(73,637,428) $(7,219,144)
  Adjustments to reconcile net loss to net cash
   flows from operating activities:
    Depreciation and amortization...................    1,902,049      254,049
    Amortization of organization costs and
     intangibles....................................      622,884    1,105,748
    Non-cash interest on debt obligation............    8,456,677          --
    Stock compensation award expense................      471,591       33,000
    Gain on disposal of assets......................          --    (8,078,901)
    Changes in:
      Accounts receivable, net......................  (12,441,452)  (1,469,127)
      Prepaid expenses..............................      (84,379)     109,434
      Other receivables.............................     (165,935)    (229,940)
      Other assets..................................     (444,960)     (18,205)
      Accounts payable..............................    9,360,431    1,440,563
      Accrued expenses and other liabilities........    8,138,534      (19,641)
                                                     ------------  -----------
        Net cash flows from operating activities....  (57,821,988) (14,092,164)
Cash flows from investing activities:
  Purchase of property and equipment................  (10,071,051)    (284,774)
  Proceeds from sale of assets......................          --     9,532,600
  Purchase of Minority Interest.....................          --    (1,601,207)
                                                     ------------  -----------
        Net cash flows from investing activities....  (10,071,051)   7,646,619
Cash flows from financing activities:
  Issuance of common stock..........................        4,096        3,300
  Issuance of preferred stock.......................   30,209,072   10,000,000
  Financing costs...................................     (218,079)    (147,389)
  Repurchase of common stock........................          --        (1,077)
  Proceeds from Senior Notes........................  100,001,276   30,203,375
  Proceeds from Convertible Notes...................          --    27,644,400
  Debt acquisition costs............................   (4,436,579)  (2,732,664)
  Deposits..........................................       57,758     (393,884)
  Repayment of notes payable........................     (289,828)    (335,442)
  Repayment of capital lease obligations............     (309,445)     (83,774)
                                                     ------------  -----------
        Net cash flows from financing activities....  125,018,271   64,156,845
                                                     ------------  -----------
Net increase in cash................................   57,125,232   57,711,300
Cash and cash equivalents--Beginning of period......   60,818,479   13,766,040
                                                     ------------  -----------
Cash and cash equivalents--End of period............ $117,943,711  $71,477,340
                                                     ============  ===========
Supplemental cash flow information:
  Dividends Paid in Kind............................ $    920,250          --
                                                     ============  ===========
  Dividends Declared................................ $  1,012,445  $ 3,465,976
                                                     ============  ===========
  Issuance of Stock Warrants........................ $ 19,351,727  $ 6,000,000
                                                     ============  ===========
  Conversion of Series A and Series A-2 Preferred
   Stock to Class A Common Stock....................          --   $47,862,016
                                                     ============  ===========
  Capital Lease Obligations Incurred................ $    927,955  $   537,478
                                                     ============  ===========
  Cash Paid for Interest............................ $     91,993  $    68,000
                                                     ============  ===========
  Cash Paid for Income Taxes........................          --           --
                                                     ============  ===========

           See notes to Condensed Consolidated Financial Statements.

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

        NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

              AS OF AND FOR THE PERIOD ENDING SEPTEMBER 30, 1997

1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

  The unaudited, condensed consolidated financial statements of USN Communications, Inc. (the "Company") included herein have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. The interim financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. The condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included herein. The results of operations for the interim periods should not be considered indicative of results to be expected for the full year.

2. PRIVATE PLACEMENT OFFERING

  On August 18, 1997, the Company received approximately $96.5 million in cash, net of commissions paid, in exchange for the issuance of 152,725 units consisting of $152.7 million aggregate principal amount at maturity of 14 5/8% Senior Discount Notes due 2004 ("14 5/8% Senior Notes") and warrants to purchase 2,053,900 shares of Class A Common Stock. In connection with this offering, the Company paid a consent fee to the holders of the outstanding 14% Senior Discount Notes due 2003 ("14% Senior Notes") and 9% Convertible Subordinated Notes due 2004 ("9% Convertible Notes") consisting of warrants to purchase 145,160 shares of Class A Common Stock. The Company also granted those holders an option, which was exercised on October 24, 1997, to purchase up to $10.0 million in aggregate proceeds to the Company of convertible notes of the Company on terms substantially similar to the existing 9% Convertible Notes. Additionally, the Company granted to holders of the 14% Senior Notes an option, for a specified period of time, to exchange all of the 14% Senior Notes for 14 5/8% Senior Notes having an accreted value equal to the accreted value of such 14% Senior Notes at the time of such exchange.

  The 14 5/8% Senior Notes were sold at a unit price, before commissions, of $654.78 per $1,000 face amount. These notes will accrete interest at an annual rate of 14 5/8% from August 18, 1997 to August 15, 2000. Thereafter, the notes will bear interest at an annual rate of 14 5/8%, payable semiannually in arrears in cash.

3. CHANGES IN EQUITY

  In August 1997, the Board of Directors authorized the issuance of up to 150,000 shares of a series of $1 par value preferred stock designated as 9% Cumulative Convertible Pay-in-Kind Preferred Stock, Series A ("Series A Preferred Stock"). In connection with the Private Placement Offering (described in Note 2), the Company issued 30,209 shares of its Series A Preferred Stock to certain of its existing shareholders and their affiliates, for an aggregate purchase price of $30.2 million.

  In September 1997, the Board of Directors approved a nine-for-one stock dividend on the Class A Common Stock. Share and per share data have been adjusted to reflect this stock dividend.

4. RECLASSIFICATIONS

  Certain prior year amounts have been reclassified to conform to the current year presentation.

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of USN Communications, Inc.
Chicago, Illinois

  We have audited the accompanying consolidated balance sheets of USN Communications, Inc. and subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, redeemable preferred stock, common stockholders' deficit and cash flows for the years ended December 31, 1996 and 1995 and for the period from April 20, 1994 (Inception) to December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for the years ended December 31, 1996 and 1995 and for the period from April 20, 1994 (Inception) to December 31, 1994, in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 20 to the financial statements, the Company's recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management's plans concerning this matter are also described in Note 20. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DELOITTE & TOUCHE LLP

March 14, 1997 (September 4, 1997 as to Note 22)
Chicago, Illinois

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1995

                        ASSETS                            1996          1995
                        ------                         -----------  ------------
Current Assets:
  Cash and cash equivalents........................... $60,818,478  $ 13,766,040
  Accounts receivable, net of allowances for doubtful
   accounts of $223,000 (1996) and $193,000 (1995)....   3,004,408     1,184,453
  Prepaid expenses....................................     187,051       171,111
  Notes receivable....................................     150,000
  Other receivables...................................      22,567
  Net assets held for sale............................                 1,453,699
                                                       -----------  ------------
    Total current assets..............................  64,182,504    16,575,303
Property and Equipment--net...........................   3,507,350     1,214,647
Other Assets..........................................  10,362,438     2,681,255
                                                       -----------  ------------
    Total Assets...................................... $78,052,292  $ 20,471,205
                                                       ===========  ============
  LIABILITIES, REDEEMABLE PREFERRED STOCK AND COMMON
                STOCKHOLDERS' DEFICIT
  --------------------------------------------------
Current Liabilities:
  Accounts payable.................................... $ 7,907,654  $  2,734,122
  Accrued expenses and other liabilities..............   3,176,762     1,106,010
  Current maturities on notes payable.................     386,522       409,348
  Capital lease obligations--current..................     277,844        75,192
                                                       -----------  ------------
    Total current liabilities.........................  11,748,782     4,324,672
Capital Lease Obligations--Noncurrent.................     312,280        81,391
Notes Payable.........................................      49,727       436,825
14% Senior Discount Notes, net of Original Issue
 Discount.............................................  31,242,614
9% Convertible Subordinated Discount Notes, net of
 Original Issue Discount..............................  28,259,555
                                                       -----------  ------------
    Total liabilities.................................  71,612,958     4,842,888
Redeemable Preferred Stock:
  9% Cumulative Convertible Pay-In-Kind Preferred
   Stock..............................................      10,000
  Series A 10% Senior Cumulative Preferred Stock......                    16,200
  Series A-2 10% Senior Cumulative Preferred Stock....                    26,235
  Accumulated unpaid dividends........................     225,000     3,810,000
  Additional paid-in capital..........................   9,810,185    40,543,605
                                                       -----------  ------------
    Total redeemable preferred stock..................  10,045,185    44,396,040
Common Stockholders' Deficit:
  Common stock: $.01 par value;
   25,000,000 and 5,000,000 authorized at 1996 and
   1995;
   7,185,260 and 3,137,290 shares issued at 1996 and
   1995 ..............................................      71,853        31,374
  Additional paid-in capital..........................  54,114,755       254,718
  Accumulated deficit................................. (57,791,382)  (29,053,815)
  Treasury stock, 10,000 shares at 1996...............      (1,077)
                                                       -----------  ------------
    Total common stockholders' deficit................  (3,605,851)  (28,767,723)
                                                       -----------  ------------
    Total Liabilities, Redeemable Preferred Stock and
     Common Stockholders' Deficit..................... $78,052,292  $ 20,471,205
                                                       ===========  ============

                See notes to Consolidated Financial Statements.

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

           YEARS ENDED DECEMBER 31, 1996 AND 1995 AND THE PERIOD FROM
                APRIL 20, 1994 (INCEPTION) TO DECEMBER 31, 1994

                                           1996          1995         1994
                                       ------------  ------------  -----------
Net service revenue................... $  9,814,479  $  7,883,890  $ 1,737,461
Cost of services......................    9,256,472     9,075,749    1,454,882
                                       ------------  ------------  -----------
    Gross margin......................      558,007    (1,191,859)     282,579
                                       ------------  ------------  -----------
Expenses:
  Sales and marketing.................   12,612,172     5,867,200    2,869,463
  General and administrative..........   20,664,612    11,100,661    4,685,894
                                       ------------  ------------  -----------
Operating loss........................  (32,718,777)  (18,159,720)  (7,272,778)
                                       ------------  ------------  -----------
Other income (Expense):
  Interest income.....................    1,376,429       586,946      152,099
  Interest expense....................   (1,797,112)     (733,566)     (26,110)
  Gain on sale of switch-based
   facilities.........................    8,078,901
  Other income........................       13,968        59,314
                                       ------------  ------------  -----------
    Other income (expense)--net.......    7,672,186       (87,306)     125,989
                                       ------------  ------------  -----------
Net loss before minority interest.....  (25,046,591)  (18,247,026)  (7,146,789)
Minority interest share in loss of
 USNCN................................                    150,000
                                       ------------  ------------  -----------
Net loss.............................. $(25,046,591) $(18,097,026) $(7,146,789)
                                       ============  ============  ===========
Accumulated preferred dividends....... $  3,690,976  $  3,103,000  $   707,000
                                       ============  ============  ===========
Net loss per common share............. $      (5.63) $      (7.01) $     (6.56)
                                       ============  ============  ===========
Weighted average common and common
 equivalent shares outstanding........    5,102,330     3,025,200    1,196,780
                                       ============  ============  ===========


                See notes to Consolidated Financial Statements.

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK

           YEARS ENDED DECEMBER 31, 1996 AND 1995 AND THE PERIOD FROM
                APRIL 20, 1994 (INCEPTION) TO DECEMBER 31, 1994

                                               SERIES
                           9% PIK   SERIES A     A-2    ACCUMULATED  ADDITIONAL
                          PREFERRED PREFERRED PREFERRED   UNPAID      PAID-IN-
                            STOCK     STOCK     STOCK    DIVIDENDS     CAPITAL       TOTAL
                          --------- --------- --------- -----------  -----------  -----------
Balance, April 20, 1994.
  Issuance of 16,200
   shares of Series A
   10% Senior Cumulative
   preferred stock......             $16,200                         $15,212,824  $15,229,024
  Costs incurred related
   to issuance of stock.                                                (630,474)    (630,474)
  Accumulated unpaid
   preferred dividends..                                $  707,000                    707,000
                                     -------            ----------   -----------  -----------
Balance, December 31,
 1994...................              16,200               707,000    14,582,350   15,305,550
  Issuance of 26,235
   shares of Series A-2
   10% Senior Cumulative
   preferred stock......                       $26,235                26,208,765   26,235,000
  Costs incurred related
   to issuance of stock.                                                (247,510)    (247,510)
  Accumulated unpaid
   preferred dividends..                                 3,103,000                  3,103,000
                                     -------   -------  ----------   -----------  -----------
Balance, December 31,
 1995...................              16,200    26,235   3,810,000    40,543,605   44,396,040
  Accumulated unpaid
   preferred dividends..                                 3,465,976                  3,465,976
  Conversion of Series A
   and A-2 Preferred
   Stock to Class A
   Common Stock.........             (16,200)  (26,235) (7,275,976)  (40,543,605) (47,862,016)
  Issuance of 10,000
   shares of 9% PIK
   preferred stock......   $10,000                                     9,990,000   10,000,000
  Costs incurred related
   to issuance of 9% PIK
   preferred stock......                                                (179,815)    (179,815)
  Accumulated unpaid
   preferred dividends
   on 9% PIK preferred
   stock................                                   225,000                    225,000
                           -------   -------   -------  ----------   -----------  -----------
Balance, December 31,
 1996...................   $10,000                      $  225,000   $ 9,810,185  $10,045,185
                           =======   =======   =======  ==========   ===========  ===========

                See notes to Consolidated Financial Statements.

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' DEFICIT

                 YEARS ENDED DECEMBER 31, 1996 AND 1995 AND THE
          PERIOD FROM APRIL 20, 1994 (INCEPTION) TO DECEMBER 31, 1994

                                  ADDITIONAL                   COMMON
                          COMMON    PAID-IN    ACCUMULATED   STOCK HELD
                           STOCK    CAPITAL      DEFICIT     IN TREASURY    TOTAL
                          ------- -----------  ------------  ----------- ------------
Balance, April 20, 1994.
  Issuance of 1,778,400
   shares of common
   stock................  $17,784 $   220,655                            $   $238,439
  Costs incurred related
   to issuance of stock.             (214,860)                               (214,860)
  Accumulated unpaid
   preferred dividends..                       $   (707,000)                 (707,000)
  Net loss..............                         (7,146,789)               (7,146,789)
                          ------- -----------  ------------              ------------
Balance, December 31,
 1994...................   17,784       5,795    (7,853,789)               (7,830,210)
  Issuance of 1,358,990
   shares of common
   stock................   13,590     251,413                                 265,003
  Costs incurred related
   to issuance of stock.               (2,490)                                 (2,490)
  Accumulated unpaid
   preferred dividends..                         (3,103,000)               (3,103,000)
  Net loss..............                        (18,097,026)              (18,097,026)
                          ------- -----------  ------------              ------------
Balance, December 31,
 1995...................   31,374     254,718   (29,053,815)              (28,767,723)
  Conversion of Series A
   and A-2 Preferred
   Stock to Class A
   Common Stock.........   26,763  47,835,253                              47,862,016
  Issuance of 50,000
   shares of common
   stock................      500       5,000                                   5,500
  Compensation grants of
   220,000 shares of
   common stock.........    2,200      30,800                                  33,000
  Repricing of common
   stock................   11,016     (11,016)
  Repurchase of 10,000
   shares of common
   stock................                                       $(1,077)        (1,077)
  Issuance of stock
   warrants.............            6,000,000                               6,000,000
  Accumulated unpaid
   preferred dividends..                         (3,690,976)               (3,690,976)
  Net loss..............                        (25,046,591)              (25,046,591)
                          ------- -----------  ------------    -------   ------------
Balance, December 31,
 1996...................  $71,853 $54,114,755  $(57,791,382)   $(1,077)  $ (3,605,851)
                          ======= ===========  ============    =======   ============

                See notes to Consolidated Financial Statements.

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

           YEARS ENDED DECEMBER 31, 1996 AND 1995 AND THE PERIOD FROM
                APRIL 20, 1994 (INCEPTION) TO DECEMBER 31, 1994

                                           1996          1995         1994
                                       ------------  ------------  -----------
Cash flows from operating activities:
  Net loss............................ $(25,046,591) $(18,097,026) $(7,146,789)
  Adjustments to reconcile net loss to
   net cash flows from operating
   activities:
    Depreciation and amortization.....      558,236     1,288,991      159,685
    Amortization of organization costs
     and intangibles..................    1,770,936       969,271       26,376
    Interest accreted on debt
     obligation.......................    1,654,394
    Stock compensation award expense..       33,000
    Gain on disposal of assets........   (8,078,901)      (16,274)
    Changes in:
      Accounts receivable.............   (1,819,956)     (322,245)    (862,208)
      Prepaid expenses................      (38,468)       13,082      (37,624)
      Other receivables...............     (172,567)
      Other assets....................      (14,948)
      Account payable.................    4,819,840     1,578,757      953,465
      Accrued expenses and other
       liabilities....................    2,424,642       338,412      766,532
                                       ------------  ------------  -----------
        Net cash flows from operating
         activities...................  (23,910,383)  (14,247,032)  (6,140,563)
                                       ------------  ------------  -----------
Cash flows from investing activities:
  Purchase of property and equipment..   (2,258,969)   (1,739,542)  (1,728,327)
  Proceeds from sale of assets........    9,532,600
  Purchase of subsidiary..............                   (892,287)
  Organization costs..................                                (161,702)
  Cash acquired from purchase of
   subsidiaries.......................                                 331,975
  Issuance of noncurrent notes
   receivable.........................                                (150,000)
  Proceeds from note receivable.......                     76,204
                                       ------------  ------------  -----------
        Net cash flows from investing
         activities...................    7,273,631    (2,555,625)  (1,708,054)
                                       ------------  ------------  -----------
Cash flows from financing activities:
  Proceeds from Senior Notes..........   30,203,375
  Proceeds from Convertible Notes.....   27,644,400
  Debt acquisition costs..............   (2,920,239)
  Issuance of preferred stock.........   10,000,000    26,235,000   14,850,000
  Issuance of common stock............        5,500       265,003      150,000
  Costs incurred related to issuance
   of stock...........................     (179,815)     (250,000)    (845,334)
  Repurchase of common stock..........       (1,077)
  Deposits............................     (494,603)      (20,855)    (555,270)
  Proceeds from borrowings............                                 180,000
  Payments on assumed indebtedness....     (350,412)   (1,459,458)
  Proceeds from notes payable.........                     46,645       73,504
  Repayment of notes payable..........      (59,512)      (71,588)      (8,330)
  Repayment of capital lease
   obligation.........................     (158,427)     (155,272)     (16,731)
                                       ------------  ------------  -----------
        Net cash flows from financing
         activities...................   63,689,190    24,589,475   13,827,839
                                       ------------  ------------  -----------
Net increase in cash..................   47,052,438     7,786,818    5,979,222
Cash and cash equivalents--Beginning
 of year..............................   13,766,040     5,979,222
                                       ------------  ------------  -----------
Cash and cash equivalents--End of
 year................................. $ 60,818,478  $ 13,766,040  $ 5,979,222
                                       ============  ============  ===========
Supplemental cash flow information--
 See Note 3

                See notes to Consolidated Financial Statements.

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            YEARS ENDED DECEMBER 31, 1996 AND 1995 AND PERIOD FROM
                APRIL 20, 1994 (INCEPTION) TO DECEMBER 31, 1994

1. ORGANIZATION AND ACQUISITIONS

  USN Communications, Inc., formerly United USN, Inc. ("USN") was incorporated under the laws of the State of Delaware on April 20, 1994 and was initially funded in 1994 through capital contributions totaling $15 million in cash, before financing costs. In June 1995 and September 1996, USN received additional capital contributions of approximately $26 million and $10 million, respectively. USN holds controlling investments in three companies: US Network Corporation, USN Communications Northeast, Inc. (formerly United Telemanagement Services, Inc.), and USN Communications Midwest, Inc. USN and its subsidiaries operate in a single business segment, primarily as a reseller of a broad range of telecommunications services in various cities in the Midwest and the Northeast regions of the U.S.

  On April 20, 1994, USN purchased US Network Corporation ("US Network") and its 100% subsidiary, FoneNet/Ohio, Inc., in exchange for 1,350 shares of United's preferred stock and 315,000 shares of its common stock. This transaction was accounted for as a purchase and was valued at US Network's net book value of approximately $467,000. The consolidated financial statements include the results of operations of US Network since April 20, 1994.

  In July 1994, USN purchased a 50.1% ownership interest in USN Communications Northeast, Inc. ("USNCN") for approximately $2 million. USNCN provides telecommunications services to business customers in New York and Massachusetts. USN has had substantive control of USNCN since its inception. Therefore, the consolidated financial statements include the results of operations for USNCN since its commencement of operations in 1994. In December 1995, USN's ownership in USNCN increased to 83.9% as a result of additional investments approximating $9.4 million. In July 1996, USN's ownership in USNCN increased to 100% as a result of an additional investment of $150,000.

  In June 1995, USNCN (through a newly formed subsidiary, Quest United, Inc.) purchased specific assets and assumed certain liabilities of an independent telephone services company Quest America, L.P. ("Quest"), for cash of $950,000 and notes payable to investors of Quest of $842,985 (the "Acquisition"). The Acquisition has been accounted for as a purchase, and such assets and liabilities were recorded at their then fair values (which approximated their historical cost bases) as of the Acquisition date. The excess of the cost of the Acquisition over the net assets acquired has been ascribed to various intangible assets (principally customer lists, employment contracts and work force in place). The consolidated statement of operations for the year ended December 31, 1996 and 1995 include Quest's revenues and expenses from the Acquisition date forward.

  In January 1995, USN Communications Midwest, Inc. ("USNCM") was incorporated as a wholly owned subsidiary of USN. USNCM began operations in July 1996 and provides telecommunication services to business customers in Illinois, Ohio and Michigan.

2. SUMMARY OF ACCOUNTING POLICIES

  A summary of the significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

  Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

  Principles of Consolidation--The accompanying consolidated financial statements include the accounts of USN Communications, Inc. and its subsidiaries (the "Company"). Significant intercompany balances and transactions have been eliminated in consolidation.

  Revenue Recognition--The Company recognizes revenues in the period in which telephone services are provided. For the operating unit which the Company has operated as a commission agent only, revenues are recorded at the net commissions earned.

  Cash and Cash Equivalents--Cash and cash equivalents are defined as cash in banks, time deposits and highly liquid short-term investments with initial maturities of three months or less.

  Recourse Provisions--Until June 1996, USNCN utilized a third-party billing and collection agency (the "Agency") to process and factor its accounts receivable, yet retained the risk of loss on amounts that were deemed to be uncollectible in the normal course of business. The Agency charged USNCN an allowance for estimated bad debts on factored accounts receivable, subject to the recourse provisions, using prior collection experience and industry statistics. Adjustments were made between actual loss experience and estimated bad debt expenses on a periodic basis by the Agency. At December 31, 1996, there were no factored receivables subject to such adjustment. At December 31, 1995, factored receivables of approximately $828,000 were subject to such adjustment.

  Fair Value of Financial Instruments--The carrying values of financial instruments included in current assets and liabilities approximate fair values due to the short-term maturities of these instruments. The carrying values of long-term debt and notes payable are reasonable estimates of their fair values as the interest rates approximate rates currently available to the Company for instruments with similar terms and remaining maturities.

  Property and Equipment--Purchases of property and equipment are carried at cost. Depreciation is provided on the straight-line basis. Furniture and fixtures are depreciated over five years. Computer equipment is depreciated over three years. Leasehold improvements and assets leased under capital leases are amortized over the shorter of the related lease term or the estimated useful life of the asset.

  Intangible Assets--Costs incurred in the formation of the Company are being amortized on a straight-line basis over five years. The intangible assets associated with the acquisition of Quest are being amortized on a straight-line basis over two years. Debt acquisition costs are being amortized over the life of the related debt. The value of the warrants issued with the Senior Notes are being amortized over the life of those notes.

  Stock-based Compensation--During 1996, the Company implemented Statement of Financial Accounting Standards No. 123 "Accounting for Stock Based Compensation" ("SFAS No. 123"). SFAS No. 123 allows the Company to recognize compensation under the "intrinsic value" method prescribed by Accounting Principles Board Opinion No. 25, and requires the pro forma disclosure of net income and earnings per share as if the fair value method had been applied.

  Reclassifications--Certain prior year amounts have been reclassified to conform to the current year presentation.

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

3. SUPPLEMENTAL CASH FLOW INFORMATION

  Supplemental cash flow information is as follows:

                                                   1996      1995       1994
                                                 -------- ---------- ----------
      Capital lease obligations incurred (Notes
       5
       and 9)..................................  $591,967 $3,398,105 $3,137,119
                                                 ======== ========== ==========
      Fair value of Quest America Management
       L.P. noncash assets acquired in 1995....           $  414,726
      Consideration incurred in connection with
       the Acquisition (including $950,000 in
       cash advances) (Note 1).................            3,104,588
                                                          ----------
      Liabilities assumed......................           $2,689,862
                                                          ==========
      Note payable incurred to finance
       insurance policies (Note 11)............           $   58,650 $   72,000
                                                          ========== ==========
      Fair value of US Network's noncash assets
       acquired................................                      $  623,659
      Common and preferred stock issued in
       connection with the acquisition (Note
       1)......................................                         467,463
                                                                     ----------
      Liabilities assumed......................                      $  156,196
                                                                     ==========
      Note payable to UTS minority shareholder.                      $  149,708
      Proceeds received upon issuance of note
       payable.................................                         (73,504)
                                                                     ----------
      Note receivable from UTS minority
       shareholder.............................                      $   76,204
                                                                     ==========

  Cash paid for interest in 1996 and 1995 was approximately $32,000 and $613,000, respectively. No cash was paid in 1994 for interest and in 1996, 1995 and 1994 for income taxes.

4. RELATED PARTY TRANSACTIONS

  Notes receivable at December 31, 1996 includes a $75,000 non-interest bearing note due to the Company from a corporate officer.

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

5. NET ASSETS HELD FOR SALE

  On December 29, 1995, the Company entered into an agreement to sell its switch-based facilities in Ohio for $9.5 million in cash plus the assumption of capital and operating leases. The transaction closed on February 29, 1996 and a gain of approximately $8.1 million was realized and recorded at that time. The Company will continue to serve its Ohio customer base as a reseller of telecommunication services.

  The net assets held at December 31, 1995 in conjunction with this sale were as follows:

      Switching equipment........................................... $6,233,557
      Leasehold improvements........................................  1,781,260
      Outside plant and equipment...................................    423,424
      Furniture and equipment.......................................    318,355
                                                                     ----------
                                                                      8,756,596
      Less accumulated depreciation................................. (1,181,587)
                                                                     ----------
      Net property and equipment....................................  7,575,009
      Deposits......................................................    100,532
                                                                     ----------
      Total assets..................................................  7,675,541
      Less liabilities assumed:
        Accrued liabilities.........................................     15,204
        Capital lease obligations...................................  6,206,638
                                                                     ----------
      Net assets held for sale...................................... $1,453,699
                                                                     ==========

  Additionally, approximately $2.0 million in operating leases were assumed by the buyer. The Company remains contingently liable on capital and operating leases assumed by the buyer until expiration.

6. PROPERTY AND EQUIPMENT

  Property and equipment at December 31 consist of:

                                                            1996        1995
                                                         ----------  ----------
      Furniture and equipment........................... $3,940,719  $1,364,479
      Leasehold improvements............................    392,601     117,902
                                                         ----------  ----------
                                                          4,333,320   1,482,381
      Less accumulated depreciation.....................   (825,970)   (267,734)
                                                         ----------  ----------
          Total......................................... $3,507,350  $1,214,647
                                                         ==========  ==========

                    USN COMMUNICATION, INC. AND SUBSIDIARIES

7. OTHER ASSETS

  Other assets at December 31 consist of:

                                                            1996        1995
                                                         ----------- ----------
      Stock warrants (net of accumulated amortization:
       1996--$214,286).................................. $ 5,785,714
      Debt acquisition costs (net of accumulated
       amortization: 1996--$98,064).....................   2,822,175
      Deposits..........................................   1,044,098 $  426,902
      Goodwill (net of accumulated amortization:
       1996--$2,337,015; 1995--$923,850) ...............     588,819  2,001,985
      Organization costs (net of accumulated
       amortization:
       1996--$118,853; 1995--$73,432)...................     108,257    153,677
      Other.............................................      13,375     98,691
                                                         ----------- ----------
      Total............................................. $10,362,438 $2,681,255
                                                         =========== ==========

8. ACCRUED EXPENSES

  Accrued expenses at December 31 consist of:

                                                              1996       1995
                                                           ---------- ----------
      Payroll and benefits................................ $1,515,197 $  548,775
      Professional services...............................    814,388    163,540
      Excise taxes........................................    575,790    117,812
      Rent................................................      6,600      4,380
      Interest payable....................................                21,764
      Other...............................................    264,787    249,739
                                                           ---------- ----------
      Total............................................... $3,176,762 $1,106,010
                                                           ========== ==========

9. CAPITAL LEASE OBLIGATIONS

  The Company leases certain furniture and equipment under capital leases at December 31 as follows:

                                                               1996      1995
                                                             --------  --------
      Furniture and equipment............................... $841,359  $221,855
      Less accumulated amortization......................... (261,905)  (73,003)
                                                             --------  --------
      Total................................................. $579,454  $148,852
                                                             ========  ========

  Future minimum lease payments at December 31, 1996 are as follows:

             1997..........................  $ 341,883
             1998..........................    288,865
             1999..........................     54,422
                                             ---------
             Total minimum lease payments..    685,170
             Less imputed interest.........    (95,046)
                                             ---------
             Present value of minimum lease
              payments.....................    590,124
             Less current portion..........   (277,844)
                                             ---------
             Long-term lease obligations...  $ 312,280
                                             =========

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

10. OPERATING LEASES

  The Company leases certain office space and equipment under operating leases. Future minimum lease commitments under noncancelable operating leases as of December 31, 1996 are as follows:

             1997......................... $ 2,113,254
             1998.........................   2,206,947
             1999.........................   1,737,457
             2000.........................   1,530,196
             Thereafter...................   2,531,822
                                           -----------
                 Total.................... $10,119,676
                                           ===========

  Rent expense for the years ended December 31, 1996 and 1995 and the period from April 20, 1994 to December 31, 1994 was approximately $1,024,000, $867,000 and $214,000, respectively.

11. NOTES PAYABLE

  The Company issued a note payable of $58,650 in 1995 to finance an insurance policy. The note was payable in nine monthly installments through August 1996. Interest was payable at 6.45%. The principal balance was paid in full at December 31, 1996.

  In 1995, the Company issued an additional note payable of $46,353 to finance improvements to an office space. The note requires monthly principal payments of $831 through July 2001. Interest is payable at 8%. At December 31, 1996 and 1995, the outstanding principal balances were $37,573 and $44,777, respectively.

  In connection with the acquisition of Quest, USNCN assumed notes payable to investors of Quest. The notes bear interest at 8% and the balances outstanding at December 31, 1996 and 1995 total $398,676 and $749,088, respectively. The notes require quarterly principal and interest payments in 1996 and 1997 and in the first quarter of 1998.

  Maturities on notes payable are as follows:

             1997............................ $386,522
             1998............................   27,204
             1999............................    8,474
             2000............................    9,178
             2001............................    4,871
                                              --------
                 Total....................... $436,249
                                              ========

12. PRIVATE PLACEMENT OFFERING

  On September 30, 1996, the Company received approximately $55 million in cash, net of commissions paid, in exchange for 48,500 units consisting of $48.5 million aggregate principal amount at maturity of 14% Senior Discount Notes ("Senior Notes") due 2003 and warrants to purchase 615,500 shares of Class A Common Stock, and 36,000 units consisting of $36 million aggregate principal amount at maturity of 9% Convertible Subordinated Notes ("Convertible Notes") due 2004.

  The Senior Notes were sold at a unit price, before commissions, of $622.75 per $1,000 face amount. These notes will accrete interest at an annual rate of 14% from September 30, 1996 to March 31, 2000. Thereafter, the notes will bear interest at an annual rate of 14%, and will be paid semiannually in arrears, on the aggregate principal amount at maturity of $48.5 million.

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

  The Convertible Notes were sold at a unit price, before commissions, of $767.90 per $1,000 face amount. These notes will accrete interest at an annual rate of 9% from September 30, 1996 to September 30, 1999. Thereafter, the notes will bear interest at an annual rate of 9%, and will be paid semiannually in arrears, on the aggregate principal amount at maturity of $36 million.

13. REDEEMABLE PREFERRED STOCK

  The Board of Directors authorized 20,000 shares of Series A 10% Senior Cumulative Preferred Stock ("Series A") and 30,000 shares of Series A-2 10% Senior Cumulative Preferred Stock ("Series A-2"), with par values of $1 in 1994 and 1995, respectively. On December 31, 1995, 16,200 shares of Series A and 26,235 shares of Series A-2 were outstanding.

  In September 1996, the Board of Directors and the existing shareholders approved the conversion of all outstanding Series A and Series A-2 Preferred Stock to shares of Class A Common Stock. The conversion was consummated on September 30, 1996 and 2,676,300 shares of Class A Common Stock were issued in exchange for the outstanding Series A and Series A-2 Preferred Stock, including dividends accrued through the conversion date.

  In September 1996, the Board of Directors authorized the issuance of up to 30,000 shares of $1 par value preferred stock designated as 9% Cumulative Convertible Pay-in-Kind Preferred Stock ("9% Preferred Stock"). In connection with the Private Placement Offering (Note 12), the Company issued 10,000 shares of its 9% Preferred Stock to its existing shareholders, for an aggregate purchase price of $10.0 million.

  Dividends--Dividends on the 9% Preferred Stock accrue semiannually at a rate of 9% per annum, are fully cumulative and are payable through the issuance of additional shares of 9% Preferred Stock. No dividends have been declared or paid on the preferred stock.

  Liquidation--Upon any liquidation, dissolution or winding up of the Company, holders of the 9% Preferred Stock will be entitled to receive their full liquidation preference and stated value of $1,000 per share, together with accrued and unpaid dividends, prior to the distribution of any assets of the Company to the holders of Class A Common Stock.

  Redemption--Shares of 9% Preferred Stock are not redeemable at the option of the Company, but are subject to mandatory redemption in 2006 at the stated value, together with all accrued and unpaid dividends to the redemption date.

  Conversion--Each share of 9% Preferred Stock is convertible into 7.0623 shares of Class A Common Stock, at any time, in whole or in part, at the option of the holders thereof.

14. COMMON STOCK

  In 1996, a 1995 transaction in which Class A Common Stock was issued was repriced, whereby the number of shares issued increased from 1,358,990 to 2,460,560 and the purchase price decreased from $0.195 to $0.1077 per share.

  Dividends--The holders of Class A Common Stock are entitled to receive dividends as dividends are declared by the Board of Directors of the Company out of funds legally available therefor, provided that if any shares of Preferred Stock are at the time outstanding, the payment of dividends on the Class A Common Stock or other distributions may be subject to the declaration and payment of full cumulative dividends on outstanding shares of Preferred Stock.

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

  Liquidation--Upon any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, any assets remaining after the satisfaction in full of the prior rights of creditors and the aggregate liquidation preference of any Preferred Stock then outstanding will be distributed to the holders of Class A Common Stock.

15. STOCK OPTION PLAN

  The Company has granted options to acquire shares of common stock to certain officers and other employees under the 1994 Stock Option Plan. These options generally become exercisable at a rate of 25% every six months over a period of two years after the date of grant, although with respect to certain grants no vesting occurs until twelve months after the grant date.

  In connection with the financing described in Note 12 and the issuance of the 9% Preferred Stock described in Note 13, the Company granted 319,610 options to purchase Class A Common Stock at an exercise price of $0.15 per share. These options were not issued under the 1994 Stock Option Plan, but rather were issued pursuant to separate stock option agreements between the Company and the option holders. 66,370 of these options become exercisable as the Convertible Notes are converted to Class A Common Stock, and 253,240 of these options become exercisable as shares of 9% Preferred Stock are converted to Class A Common Stock.

  Stock option transactions are summarized as follows:

                                       PRICE PER           PRICE PER         PRICE PER
                              1996       SHARE     1995      SHARE    1994     SHARE
                            ---------  ---------- -------  --------- ------- ---------
   Outstanding at January
    1......................   190,500  $     0.11 213,000    $0.11
   Granted................. 1,033,240   0.11-9.60                    213,000   $0.11
   Exercised...............   (50,000)       0.11
   Cancelled...............   (64,750)       0.11 (22,500)    0.11
                            ---------             -------            -------
   Outstanding at December
    31..................... 1,108,990   0.11-9.60 190,500     0.11   213,000    0.11
                            =========             =======            =======
   Options exercisable at
    December 31............   106,620   0.11-0.15 100,240     0.11        --
                            =========             =======            =======

  For pro forma information regarding net loss and loss per common share, the fair value for the options awarded in 1996 and 1994 was estimated as of the date of the grant using a Black-Scholes option valuation model with the following weighted average assumptions for 1996 and 1994, respectively: risk-free interest rates of 4.95% and 4.97%; dividend yields of 0%; volatility of 0%; and an expected life of the option of ten years.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. Therefore, in the year of adoption and subsequently affected years, the effect of applying SFAS 123 for providing pro forma net loss and loss per common share are not likely to be representative of the effects on reported income in future years. The effect on the Company's reported net loss, on a pro forma basis, was not material for 1996, 1995 and 1994.

  The Black-Scholes option valuation model used by the Company was developed for use in estimating the fair value of fully tradable options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. It is management's opinion that the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

16. EMPLOYEE BENEFIT PLAN

  On January 1, 1995, the Company adopted a qualified 401(k) plan covering all eligible employees in which the Company contributions are discretionary. Employees are permitted to make annual contributions through salary deductions up to 15% of their annual salary. The plan can be amended or terminated at any time by the Board of Directors. The Company made no contributions to the plan in 1996 or 1995.

17. INCOME TAXES

  The Company incurred net losses of $25,046,591, $18,097,026 and $7,146,789 in 1996, 1995 and 1994, respectively. Accordingly, no provision for current Federal or state income taxes has been made to the financial statements.

  The Company's deferred tax asset components are as follows:

                                                      DECEMBER 31,  DECEMBER 31,
                                                          1996          1995
                                                      ------------  ------------
      Net operating loss carry-forwards.............. $18,285,000    $9,121,000
      Accrued liabilities and asset valuation
       reserves......................................     172,000       195,000
      Amortization of intangibles....................     790,000       309,000
                                                      -----------    ----------
          Subtotal...................................  19,247,000     9,625,000
      Valuation allowance............................ (19,247,000)   (9,625,000)
                                                      -----------    ----------
          Total...................................... $       --     $      --
                                                      ===========    ==========

  As of December 31, 1996 and 1995 the Company had not recognized deferred income tax assets related to deductible temporary differences and cumulative net operating losses. The ability of the Company to fully realize deferred tax assets in future years is contingent upon its success in generating sufficient levels of taxable income before the statutory expiration periods for utilizing such net operating losses lapses. After an assessment of all available evidence, including historical and projected operating trends, the Company was unable to conclude that realization of such deferred tax assets in the near future was more likely than not. Accordingly, a valuation allowance was recorded to offset the full amount of such assets.

  At December 31, 1996, the Company had net operating loss carry-forwards for income tax purposes of approximately $46,120,000. The expiration periods for utilizing these operating losses begin in 2009 for Federal tax purposes. Of the net operating loss carry-forwards available at December 31, 1996, $12,286,000 can be applied only against future taxable income of USNCN. In addition, if the Company or the Company's subsidiaries experience an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the net operating loss carry-forwards allocable to such entity will be subject to an annual limitation in an amount generally equal to the value of the entity immediately before the ownership change at the long-term tax-exempt rate (the "Section 382 limitation"). Any unused Section 382 limitation in one year is added to the limitation for the next year. Generally, an ownership change occurs with respect to an entity if the aggregate increase in the percentage stock ownership (by value) of such entity by one or more of its five-percent stockholders exceeds 50 percentage points within a testing period. The tax laws for determining whether an ownership change of an entity has occurred are complex and subject to differing interpretations in certain respects. It is possible that the Company or the Company's subsidiaries have experienced an ownership change under
Section 382 of the Code and that the Company or the Company's subsidiaries may experience an ownership change as a result of the Company's future transactions including, but not limited to, the issuance of the Warrants and consummation of one or more public offerings of Common Stock. In such event, the ability of the Company or the Company's subsidiaries to utilize their operating loss carry-forwards to offset future taxable income would be subject to limitations as discussed above.

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

18. MINORITY INTEREST IN USNCN

  In September 1996, all minority shareholders interests' in USNCN were repurchased, increasing the Company's ownership of USNCN's outstanding common stock to 100%. Prior to this transaction , no minority interest in USNCN had been recorded, as losses applicable to the minority interest in USNCN exceeded the minority interest in the equity capital of USNCN, and there was no obligation of the minority interest to make good on such losses.

19. COMMITMENTS

  In 1995 and 1996 the Company entered into agreements with two independent telecommunications companies ("TelCos") to allow the Company to resell the TelCos local telephone service in various regional markets. The agreements have terms of up to ten years and contain minimum purchase commitments of local access lines, ranging from zero to 150,000 lines. These commitments are measured by the number of lines in place on the last day of each 12-month period. The agreements allow for ramp-up periods before any commitment levels are required to be met. So long as the Company maintains cumulative net shortfalls lower than established caps, no payments will be due to the TelCos other than for normal usage. Even if no lines were sold by the Company, the earliest required payment for any shortfall amount is in 1999.

  In July 1996, the Company entered into an agreement with a third telecommunications company to allow the Company to resell long distance telephone service. The agreement is for a term of 33 months and contains an annual purchase commitment of $12 million, with a minimum monthly commitment of $600,000 to qualify for the contract rates. The agreement allows for a ramp-up period before commitment levels are required to be met.

  In 1994, USNCN executed an exclusive agreement with an independent telecommunications company ("TelCo One"), whereby TelCo One allows USNCN to establish a local private network on its infrastructure in which to provide service to customers. The majority of USNCN's local service customers are provided access to this network and, accordingly, a substantial portion of USNCN's revenue is earned through the use of these access rights. Under this agreement, TelCo One provides network maintenance and access to telephone switches. The initial term of the agreement expires in 2004.

20. FUTURE OPERATING PLANS

  Although the Company had working capital of approximately $52.4 million and total redeemable preferred stock and common stockholders' deficit of approximately $6.4 million, projected cash usage in 1997 combined with an anticipated net loss in 1997, absent the infusion of additional capital resources, is anticipated to fully deplete the Company's working capital prior to December 31, 1997. Such events would raise substantial doubt about the Company's ability to continue as a going concern. Although the Company's management believes that the Company will be able to raise sufficient funds, through capital contributions or additional equity or debt financings, to meet its operating expenses and other cash requirements, there can be no assurance that the Company would be able to complete such contributions or financing, or that any such contributions or financing would be completed on terms satisfactory to the Company.

21. CONTINGENCIES

  Loss Contingency--In April 1995, a derivative action was filed by a minority interest owner of USNCN against the Company and specific officers and directors. In July 1996, the Company settled the dispute for $1.7 million.

                   USN COMMUNICATIONS, INC. AND SUBSIDIARIES

  Gain Contingency--In 1995, USNCN submitted a claim of approximately $1.4 million with TelCo One requesting that certain revenues, purportedly not billed by TelCo One to its customers, be paid to USNCN. During 1996, USNCN has recorded $867,000 of this claim as revenue. TelCo One is in the process of reviewing USNCN's remaining claim and has not formally concluded on the amount or terms of a settlement. While USNCN believes its claim has merit, it is unable to predict, at this time, whether they will be successful in fully resolving this matter favorably.

22. SUBSEQUENT EVENT

  On September 4, 1997, the Board of Directors approved a nine-for-one stock dividend on the Common Stock. Average shares outstanding and all per share amounts included in the accompanying financial statements and notes are based on the increased number of shares giving retroactive effect to the stock dividend.

                                   * * * * *

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Hatten Communications Holding Company, Inc.:

  We have audited the accompanying consolidated balance sheets of Hatten Communications Holding Company, Inc. and subsidiaries as of April 30, 1997 and 1996 and the related consolidated statements of operations, stockholder's deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  As discussed in note 12, the Company executed a recapitalization of its stock and a refinancing of its existing debt on May 23, 1997.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hatten Communications Holding Company, Inc. and subsidiaries as of April 30, 1997 and 1996 and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Providence, Rhode Island
June 20, 1997

          HATTEN COMMUNICATIONS HOLDING COMPANY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                            APRIL 30, 1997 AND 1996

                                                           1997         1996
                                                        -----------  ----------
ASSETS (note 8)
Current assets:
  Cash and cash equivalents...........................  $   287,760   1,205,778
  Accounts receivable (note 2)........................    5,408,650   3,715,127
  Inventory (note 3)..................................      927,402     637,589
  Prepaid expenses and other current assets...........      703,303     496,892
  Related party receivable (notes 4 and 6)............      187,949     114,283
                                                        -----------  ----------
      Total current assets............................    7,515,064   6,169,669
                                                        -----------  ----------
Property and equipment (note 5).......................    1,968,739   1,387,828
  Less: accumulated depreciation......................      918,401     679,080
                                                        -----------  ----------
      Property and equipment, net.....................    1,050,338     708,748
                                                        -----------  ----------
Cellular lines, net of accumulated amortization of
 $88,381..............................................    3,823,124         --
Investment in and advances to Smartlink (note 6)......    2,640,074   2,572,287
Financing fees, net of accumulated amortization of
 $256,552 and $150,045 in 1997 and 1996, respectively.      298,695     228,594
Other assets..........................................       22,114      22,051
                                                        -----------  ----------
                                                        $15,349,409   9,701,349
                                                        ===========  ==========
LIABILITIES AND STOCKHOLDER'S DEFICIT
Current liabilities:
  Current portion of long-term debt (note 8)..........  $   812,521         --
  Note payable (note 7(a))............................      295,944         --
  Capital lease obligations (note 9(a))...............          --       16,625
  Accounts payable:
    Trade.............................................    1,121,863     648,399
    Springwich Cellular Limited Partnership...........    1,790,225   2,173,733
    Bell Atlantic Nynex Mobile........................    1,273,905   1,409,741
  Accrued expenses....................................      760,936     616,357
  Deferred revenue....................................      675,843     463,180
  Customer deposits...................................       70,853      79,474
  Income taxes payable (note 10)......................       13,000      16,011
                                                        -----------  ----------
      Total current liabilities.......................    6,815,090   5,423,520
                                                        -----------  ----------
Subordinated note payable (note 7(b)).................    2,000,000   2,000,000
Long-term debt, excluding current portion (note 8)....   12,875,250   5,747,493
                                                        -----------  ----------
      Total liabilities...............................   21,690,340  13,171,013
                                                        -----------  ----------
Commitments (notes 8 and 9(b))........................
Stockholder's deficit (note 8):
  Common stock, $.01 par value; 11,850 shares
   authorized, 8,150 shares issued and outstanding....           82          82
  Stock warrant.......................................    2,902,920   4,000,000
  Accumulated deficit.................................   (9,243,933) (7,469,746)
                                                        -----------  ----------
      Total stockholder's deficit.....................   (6,340,931) (3,469,664)
                                                        -----------  ----------
                                                        $15,349,409   9,701,349
                                                        ===========  ==========

          See accompanying notes to consolidated financial statements.

                  HATTEN COMMUNICATIONS HOLDING COMPANY, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                  FOR THE YEARS ENDED APRIL 30, 1997 AND 1996

                                                           1997         1996
                                                        -----------  ----------
Revenues............................................... $32,712,066  24,840,061
Cost of revenues.......................................  20,603,029  16,281,470
                                                        -----------  ----------
    Gross profit.......................................  12,109,037   8,558,591
                                                        -----------  ----------
New subscriber acquisition costs (note 1(k))...........   4,790,975   3,411,848
General and administrative expenses....................   6,213,937   4,668,551
                                                        -----------  ----------
                                                         11,004,912   8,080,399
                                                        -----------  ----------
    Operating profit...................................   1,104,125     478,192
Other income (expense):
  Equity in loss of Smartlink (note 6).................    (408,547)    (93,589)
  Interest income......................................      50,536      41,832
  Interest expense (note 8)............................  (2,248,575)   (826,701)
  Amortization of financing fees.......................    (194,888)    (76,252)
  Other, net...........................................     (20,833)     (9,988)
                                                        -----------  ----------
    Loss before income taxes...........................  (1,718,182)   (486,506)
Income tax expense (note 10)...........................      56,005      16,811
                                                        -----------  ----------
    Net loss........................................... $(1,774,187)   (503,317)
                                                        ===========  ==========



          See accompanying notes to consolidated financial statements.

                  HATTEN COMMUNICATIONS HOLDING COMPANY, INC.
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S DEFICIT
                  FOR THE YEARS ENDED APRIL 30, 1997 AND 1996

                          COMMON    STOCK     ACCUMULATED   TREASURY   STOCKHOLDER'S
                          STOCK    WARRANT      DEFICIT      STOCK        DEFICIT
                          ------  ----------  -----------  ----------  -------------
PREDECESSOR BUSINESS
 (NOTE 1(A))
Balances at April 30,
 1995 (Unaudited).......  $2,000         --   (2,968,347)         --    (2,966,347)
Net income..............     --          --      216,517          --       216,517
                          ------  ----------  ----------   ----------   ----------
Balances at January 31,
 1996 (Unaudited).......  $2,000         --   (2,751,830)         --    (2,749,830)
                          ======  ==========  ==========   ==========   ==========
SUCCESSOR BUSINESS (NOTE
 1(A))
Balances at January 31,
 1996...................  $  163         --   (2,749,993)         --    (2,749,830)
Issuance of stock
 warrant................     --    4,000,000         --           --     4,000,000
Purchase of treasury
 shares.................     --          --          --    (4,000,000)  (4,000,000)
Retirement of treasury
 shares.................     (81)        --   (3,999,919)   4,000,000          --
Net loss................     --          --     (719,834)         --      (719,834)
                          ------  ----------  ----------   ----------   ----------
Balances at April 30,
 1996...................      82   4,000,000  (7,469,746)         --    (3,469,664)
Issuance of stock
 warrant................     --      250,000         --           --       250,000
Repurchase of stock
 warrant................     --   (1,347,080)        --           --    (1,347,080)
Net loss................     --          --   (1,774,187)         --    (1,774,187)
                          ------  ----------  ----------   ----------   ----------
Balances at April 30,
 1997...................  $   82   2,902,920  (9,243,933)         --    (6,340,931)
                          ======  ==========  ==========   ==========   ==========



          See accompanying notes to consolidated financial statements.

                  HATTEN COMMUNICATIONS HOLDING COMPANY, INC.
                               AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  FOR THE YEARS ENDED APRIL 30, 1997 AND 1996

                                                          1997         1996
                                                       -----------  ----------
Cash flows from operating activities:
  Net loss............................................ $(1,774,187)   (503,317)
  Adjustments to reconcile net loss to net cash
   provided by (used in) operating activities:
    Equity in loss of Smartlink.......................     408,547      93,589
    Depreciation and amortization.....................     434,209     252,721
    Accretion of original issue discount..............   1,071,870     247,493
    Provision for doubtful accounts...................     852,383     481,194
    Increase in accounts receivable...................  (2,545,906)   (873,719)
    Increase in inventory.............................    (289,813)    (54,794)
    Increase in prepaid expenses and other current
     assets...........................................    (206,411)   (137,713)
    (Increase) decrease in other assets...............         (63)      3,639
    (Decrease) increase in accounts payable...........     (45,880)    482,122
    Increase in accrued expenses......................     144,579     103,517
    Increase in deferred revenue......................     212,663     111,554
    (Decrease) increase in customer deposits..........      (8,621)     23,244
    Increase in income taxes payable..................      (3,011)      7,529
                                                       -----------  ----------
      Net cash provided by (used in) operating
       activities.....................................  (1,749,641)    237,059
                                                       -----------  ----------
Cash flows from investing activities:
  Investment in and advances to Smartlink.............    (500,000) (2,117,000)
  Purchase of cellular lines..........................  (3,580,755)        --
  Capital expenditures................................    (580,911)   (341,739)
  Related party receivable............................     (50,000)        --
                                                       -----------  ----------
      Net cash used in investing activities...........  (4,711,666) (2,458,739)
                                                       -----------  ----------
Cash flows from financing activities:
  Proceeds provided by long-term debt.................   9,086,690   5,500,000
  Repayment of long-term debt.........................  (3,565,362) (4,237,915)
  Repayment of note payable...........................     (34,806) (2,000,000)
  Repayment of capital lease obligations..............     (16,625)    (23,178)
  Issuance of stock warrants..........................     250,000   4,000,000
  Payment of financing fees...........................    (176,608)   (249,048)
  Write-off of financing fees.........................         --       73,720
                                                       -----------  ----------
      Net cash provided by financing activities.......   5,543,289   3,063,579
                                                       -----------  ----------
Increase (decrease) in cash and cash equivalents......    (918,018)    841,899
Cash and cash equivalents:
  Beginning of year...................................   1,205,778     363,879
                                                       -----------  ----------
  End of year......................................... $   287,760   1,205,778
                                                       ===========  ==========
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest.......................................... $ 1,147,146     467,930
                                                       ===========  ==========
    Income taxes...................................... $    59,266       8,232
                                                       ===========  ==========

Supplemental disclosure of non-cash transactions:

  During fiscal 1997, the Company repurchased certain outstanding stock warrants. As a result, $1,347,080 of proceeds originally recorded as issuance of stock warrant was reallocated to long-term debt (see Note 8). Also during 1997, the Company purchased cellular lines in exchange for notes payable in the amount of $330,750.

  During fiscal 1996, the Company purchased treasury stock for $4,000,000 by issuing a note payable in the same amount. Also during 1996, the Company accepted a note in the amount of $870,315 from a related party in settlement of an equal amount owed to the Company.

         See accompanying notes to consolidated financial statements.

                  HATTEN COMMUNICATIONS HOLDING COMPANY, INC.
                               AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            APRIL 30, 1997 AND 1996

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
  The following is a summary of significant accounting policies:

 (a) Description of Business

  Hatten Communications Holding Company, Inc. (the "Company") is a holding company for its wholly-owned investments in Connecticut Telephone and Communications Systems, Inc. ("CTEL"), Connecticut Mobilecom, Inc. ("Mobilecom"), and Whitecap Technologies, Inc. ("Whitecap"). CTEL and Mobilecom are resellers of cellular, long distance and paging services to approximately 55,000 subscribers in Connecticut. Whitecap is a holding company for its interests in Smartlink, Inc. and Smartlink Development, L.P. Smartlink Inc. is the general partner of Smartlink Development L.P., a communications development company.

  The 1996 results of operations presented in the accompanying Consolidated Statements of Operations includes the combined results of CTEL and Mobilecom ("Predecessor business") for the period May 1, 1995 to January 31, 1996, and the results of the Company ("Successor business") from February 1 to April 30, 1996.

  Hatten Communications Holding Company, Inc. was formed on January 31, 1996. On that date, the shareholders of CTEL and Mobilecom assigned their interest in the predecessor business to the Company in exchange for an equivalent interest in the Company. The transaction was entirely between related parties and was accounted for as if a pooling-of-interests business combination had been consummated. The historical values of all assets and liabilities of CTEL and Mobilecom were carried forward to the Company. Whitecap was also formed on January 31, 1996 as a wholly-owned subsidiary of the Company. Whitecap acquired its initial interests in Smartlink, Inc. and Smartlink Development, L.P. on January 31, 1996. Through equity ownership in affiliated entities, the sole shareholder of the Company effectively has a controlling voting interest in Smartlink, Inc. and Smartlink Development, L.P. The Company's investments in Smartlink, Inc. and Smartlink Development, L.P. are accounted for using the equity method.

 (b) Principles of Consolidation

  The consolidated financial statements include the accounts of Hatten Communications Holding Company, Inc. and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

 (c) Revenue Recognition

  Revenue from cellular, long distance and paging services is recognized on a monthly basis based on services used by subscribers during that month. Revenue from the sale of cellular and paging equipment is recognized at the point of sale.

 (d) Cash Equivalents

  For financial statements purposes, the Company considers all cash instruments with original maturities of three months or less to be cash equivalents.

 (e) Inventory

  Inventory includes cellular and paging equipment and accessories and is valued at the lower of cost or market using the first-in, first-out method.

         HATTEN COMMUNICATIONS HOLDING COMPANY, INC. AND SUBSIDIARIES

 (f) Property and Equipment

  Property and equipment are stated at historical cost. Depreciation is provided over the estimated useful lives of the respective assets using accelerated cost recovery methods.

 (g) Cellular Lines

  Cellular lines represents the cost of direct acquisition of subscribers from other cellular companies. During fiscal 1997, the Company completed two acquisitions of cellular lines with an aggregate purchase price of $3,911,505. The cost of cellular lines is being amortized over 48 months, the related estimated churn period of the cellular lines. Accumulated amortization totaled $88,381 at April 30, 1997. Amortization expense totaled $88,381 for the year ended April 30, 1997.

 (h) Financing Fees

  Financing fees represent legal and other costs incurred to secure financing for operations. The fees are being amortized over 36 months using the straight-line method.

 (i) Deferred Revenue

  The Company bills access charges for cellular services to its customers one month in advance. Deferred revenue represents the portion of access charges billed to customers not yet earned by the Company.

 (j) Income Taxes

  Income taxes are accounted for under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered and settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 (k) New Subscriber Acquisition Costs

  New subscriber acquisition costs include all costs associated with obtaining new subscribers, except the cost of hardware discounts. Acquisition costs include marketing, advertising, retail store operations, and initial hardware installation costs. Discounts on cellular phones and other hardware are included in "Cost of Revenues" in the accompanying Consolidated Statements of Operations and totaled approximately $1,365,000 and $1,100,000 for the years ended April 30, 1997 and 1996, respectively.

 (l) Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         HATTEN COMMUNICATIONS HOLDING COMPANY, INC. AND SUBSIDIARIES

(2) ACCOUNTS RECEIVABLE

                                                                1997       1996
Accounts receivable consists of the following:               ----------  ---------
  Billed accounts receivable................................ $5,256,361  3,917,527
  Unbilled accounts receivable..............................  1,172,632    654,503
                                                             ----------  ---------
    Gross accounts receivable...............................  6,428,993  4,572,030
Allowance for doubtful accounts............................. (1,020,343)  (856,903)
                                                             ----------  ---------
    Net accounts receivable................................. $5,408,650  3,715,127
                                                             ==========  =========

  Unbilled accounts receivable represent charges for airtime revenue earned but not yet billed to customers. All unbilled accounts receivable were billed within one month after year-end.

(3) INVENTORY

  Inventory consists of the following:

                                                                  1997    1996
                                                                -------- -------
Cellular phones and accessories................................ $845,332 538,266
Dispatch equipment and accessories.............................   82,070  99,323
                                                                -------- -------
                                                                $927,402 637,589
                                                                ======== =======

(4) RELATED PARTY TRANSACTIONS

 (a) Receivable

  During fiscal 1997, the Company made advances of $50,000 to its Chief Executive Officer. The advances are non-interest bearing and do not have stated repayment terms.

 (b) Leases

  The Company leases certain space for its corporate offices and retail outlets from its sole stockholder. See note 9(b).

(5) PROPERTY AND EQUIPMENT

  Property and equipment consists of the following:

                                               USEFUL LIFE     1997      1996
                                              ------------- ---------- ---------
Store equipment..............................   5-7 years   $  336,834   239,607
Office equipment.............................   5-7 years      879,660   619,657
Dispatch equipment...........................    5 years        88,047    82,533
Leasehold improvements....................... 31.5-39 years    450,899   331,075
Furniture and fixtures.......................    7 years       160,560    83,749
Automobiles..................................    5 years        52,739    31,207
                                                            ---------- ---------
                                                            $1,968,739 1,387,828
                                                            ========== =========

         HATTEN COMMUNICATIONS HOLDING COMPANY, INC. AND SUBSIDIARIES

(6) INVESTMENT IN SMARTLINK

  At April 30, 1997, the Company owned approximately 18.7% of Smartlink, Inc. and effectively owned approximately 24.6% of Smartlink Development, L.P. (together "Smartlink") as a result of cash investments made on January 31, 1996 and December 31, 1996. Smartlink designs, markets, and sells specialized mobile radio technology to commercial customers. Smartlink is emerging from the development stage, during which time it has incurred cumulative losses. The Company has recognized its share of Smartlink's net loss through April 30, 1997. The Company's investment in Smartlink was $2,114,864 and $2,023,411 as of April 30, 1997 and 1996, respectively. Summarized financial information of Smartlink as of and for the year ended December 31, 1996, Smartlink's fiscal year end, is as follows:

      Condensed Statement of Operations:
        Net sales................................................... $  268,665
        Net loss....................................................  2,240,004
      Condensed Balance Sheet:
        Current assets.............................................. $  834,701
        Noncurrent assets...........................................    288,355
                                                                     ----------
                                                                     $1,123,056
                                                                     ==========
      Current liabilities........................................... $1,646,570
      Noncurrent liabilities........................................    427,747
      Partners' equity (deficit)....................................   (951,261)
                                                                     ----------
                                                                     $1,123,056
                                                                     ==========

  The Company periodically evaluates the recoverability of its investment in Smartlink. Through April 30, 1997, the Company has not recorded any write-down on its investment as no impairment has occurred.

  The Company (and the Predecessor business prior to January 31, 1996) made advances to Smartlink over several years. On January 31, 1996, Smartlink settled its receivable balance by issuing a $870,315 note to the Company. The note accrues interest at 7% per annum. The note provides for 36 monthly principal and interest payments of $15,000 through March 1999 with a final payment of $483,142 due in April 1999.

  During fiscal 1996, Smartlink prepaid $200,000 on the note in addition to the regularly scheduled payments. During fiscal 1997, the Company approved the making of interest only payments by Smartlink on the note. The note will be repaid under its original terms in fiscal 1998 with the additional principal deferred during fiscal 1997 paid with the final payment in April 1999. The balance of the note was $663,159 at April 30, 1997 and 1996.

(7) NOTES PAYABLE

 (a) Note Payable

  In March 1997, the Company issued a note payable in the amount of $330,750 to an unaffiliated company in exchange for cellular lines purchased from that company. The note is non-interest bearing and is payable in nine equal monthly installments of $36,750 through December 1997.

 (b) Subordinated Note Payable

  During fiscal 1996, the Company repurchased and retired stock of a former owner pursuant to a certain Assignment and Assumption of Option to Purchase Stock dated January 31, 1996. In exchange, the Company issued a $4,000,000 subordinated note, of which $2,000,000 was payable immediately upon issuance of the note. The note accrued interest at 7% per annum through January 1997 and 8.25% through April 1997, payable monthly. The remaining unpaid balance of the note is payable in one installment of $2,000,000 on January 31, 1999. See
Note 12.

         HATTEN COMMUNICATIONS HOLDING COMPANY, INC. AND SUBSIDIARIES

(8) LONG-TERM DEBT

  Long-term debt consists of the following:

                                                             1997       1996
                                                          ----------- ---------
Revolving credit note payable to bank, bearing interest
 at the bank's base rate plus 1%, due on January 31,
 1999, secured by substantially all assets of the
 Company................................................  $ 2,612,694       --
Term loan payable to bank, bearing interest at the
 bank's base rate plus 1%, due in monthly installments
 of $29,762 through December 1998 with a final
 installment of $1,815,474 due January 31, 1999, secured
 by substantially all assets of the Company.............    2,440,476       --
Acquisition loan note payable to bank, bearing interest
 at the bank's base rate plus 1%, due in monthly
 installments of $44,048 through December 1998 with a
 final installment of $2,863,088 due January 31, 1999,
 secured by substantially all assets of the Company.....    3,700,000       --
Note payable to limited partnership, bearing interest at
 10% per annum, due January 31, 1999, secured by
 substantially all assets of the Company................    4,916,443 5,747,493
Various notes payable, secured by automobiles...........       18,158       --
                                                          ----------- ---------
    Total long-term debt................................   13,687,771 5,747,493
Less current portion....................................      812,521       --
                                                          ----------- ---------
    Long-term portion...................................  $12,875,250 5,747,493
                                                          =========== =========

  The Company entered into a Master Credit Agreement ("Credit Agreement") with Bank of Boston on January 30, 1997, which provided borrowings under revolving credit notes of up to $4,000,000 and a term loan in the amount of $2,500,000. The proceeds from the revolving credit notes and the term loan were used to repay existing indebtedness and to provide working capital. The Credit Agreement was amended on April 16, 1997 to provide additional borrowings under an acquisition loan note in the amount of $3,700,000. The proceeds of the acquisition loan note were used to purchase additional cellular lines from an unaffiliated Company. Borrowings under the Credit Agreement accrue interest at the bank's base rate plus 1% (9.5% at April 30, 1997) and are due January 31, 1999. In addition, a commitment fee of 0.5% is payable monthly on the unborrowed portion of the amount committed under the revolving credit notes.

  The Credit Agreement contains certain restrictive covenants of which the Company was in compliance at April 30, 1997.

  The Company entered into a Note and Warrant Purchase Agreement ("Note Agreement") with a limited partnership (the "Purchaser") on January 31, 1996. Under the Agreement, the Company issued to the Purchaser senior notes in the aggregate principal amount of $9,500,000 and a common stock purchase warrant for 1,975 shares of the common stock of the Company. A portion of the proceeds from the Note Agreement were used to pay notes payable outstanding at January 31, 1996. Interest on the senior note accrues at 10% per annum and is payable quarterly. The senior note matures January 31, 1999. The common stock purchase warrant is exercisable from January 31, 1996 through January 31, 1999, at a price of $.01 per share.

  The $9,500,000 proceeds were recorded as $5,500,000 in long-term debt with the remaining $4,000,000 recorded as issuance of stock warrant representing the estimated fair value of the warrant issued. The original issue discount on the debt will accrete over the life of the loan so that the principal balance will be $9,500,000 at maturity. The effective interest rate used to calculate the accretion of the original issue discount is approximately 28%.

         HATTEN COMMUNICATIONS HOLDING COMPANY, INC. AND SUBSIDIARIES

  On August 8, 1996, the Company issued to the Purchaser an additional senior note in the principal amount of $500,000. The proceeds were used to increase the Company's investment in Smartlink. Interest on the senior note accrues at 10% per annum and is payable quarterly. The senior note matures January 31, 1999. Concurrent with the issuance of the additional senior note, the Company issued to the Purchaser a Consolidating and Substitute Common Stock Purchase Warrant (the "Warrant"). The Warrant effectively increased the number of shares of common stock that can be purchased from 1,975 to 2,101 on the same terms as noted above. The incremental number of shares, or 126 shares, were considered granted as part of the additional senior note.

  The $500,000 proceeds from the additional senior note were recorded as $250,000 in long-term debt with the remaining $250,000 recorded as issuance of stock warrant representing the estimated fair value of the warrant issued. The original issue discount on the debt will accrete over the life of the loan so that the principal balance will be $500,000 at maturity. The effective interest rate used to calculate the accretion of the original issue discount is approximately 28%.

  Under the Note Agreement, the notes are subject to prepayment, in whole or in part, at the option of the Company in integral multiples of $100,000 of prepaid principal. In addition, the Company had the right to repurchase warrants exercisable into shares of common stock, pro rata from the holders thereof and subject to certain adjustment provisions of the agreement, at a repurchase price of $.01 per share through January 31, 1997. In order to exercise its repurchase right, the Company was obligated to prepay at least $500,000 in principal in integral multiples of $500,000. On January 30, 1997, the Company exercised its prepayment right and repaid $3,500,000 principal amount of the notes and repurchased that portion of the common stock warrant representing 774 shares of common stock at $.01 per share. As a result of repurchase of the warrant, $1,347,080 of proceeds originally recorded as issuance of stock warrant was reallocated to long-term debt.

  For the year ended April 30, 1997, $1,071,870 of the original issue discount was accreted and is included in interest expense on the accompanying 1997 Consolidated Statement of Operations. For the year ended April 30, 1996, $247,493 was accreted and is included in interest expense on the accompanying 1996 Consolidated Statement of Operations.

  The Note Agreement contains certain restrictive covenants. The Company was not in compliance with a covenant limiting the annual amount of capital expenditures and a covenant requiring a minimum operating cash flow to consolidated interest expense ratio. The capital expenditures covenant limits the aggregate annual capital expenditures to $500,000. The aggregate capital expenditures for fiscal 1997 totaled $580,911. The operating cash flow covenant requires that the ratio of operating cash flow to consolidated interest expense be at least 1.15 to 1.0 for the year ended April 30, 1997. The ratio for the period is 1.14 to 1.0. The Company received waivers of the violations from the holder of the notes. See note 12.

  Maturities of long-term debt for the next two years are as follows: 1998, $812,521; 1999, $12,875,250.

(9) LEASE OBLIGATIONS

 (a) Capital

  The Company leased telephone equipment under two capital leases. The equipment had a historical cost of $68,708 and is included in property and equipment in the Consolidated Balance Sheets. The Company repaid its obligations in full during fiscal 1997.

 (b) Operating

  The Company leases space for its corporate offices and retail outlets under nine separate operating leases which expire at various times through August 2002. The Company also leases certain office equipment and vehicles. Total rent expense for the years ended April 30, 1997 and 1996 was $502,173 and $462,547,

         HATTEN COMMUNICATIONS HOLDING COMPANY, INC. AND SUBSIDIARIES respectively, of which approximately $163,000 and $149,000 respectively, was paid to the Company's sole stockholder as lessor of the related properties. Future minimum lease payments under operating leases are as follows:

      Year ending April 30:
        1998........................................................ $  563,099
        1999........................................................    469,565
        2000........................................................    250,422
        2001........................................................    251,587
        2002........................................................    163,255
                                                                     ----------
          Total future minimum lease payments....................... $1,697,928
                                                                     ==========

(10) INCOME TAXES

  Income tax expense consists of the following for the years ended April 30, 1997 and 1996:

                                                         CURRENT DEFERRED TOTAL
                                                         ------- -------- ------
      1997
        Federal......................................... $   --     --       --
        State...........................................  56,005    --    56,005
                                                         -------  -----   ------
                                                         $56,005    --    56,005
                                                         =======  =====   ======
      1996
        Federal......................................... $ 9,039    --     9,039
        State...........................................   7,772    --     7,772
                                                         -------  -----   ------
                                                         $16,811    --    16,811
                                                         =======  =====   ======

  The Company has not recorded any federal income tax expense for the year ended April 30, 1997 because the Company has a consolidated net loss for the year and will file a consolidated federal tax return. The Company has recorded state income tax expense for the year ended April 30, 1997 because the Company is required to pay taxes on the stand-alone net income of CTEL despite the consolidated net loss. In addition, the minimum state tax expense has been recorded for each of the companies in the consolidated group which had net losses for the year.

  The Company has recorded federal and state income tax expense for the year ended April 30, 1996 based on net income generated by Mobilecom in the period May 1, 1995 through January 31, 1996, as part of the Predecessor business. No federal income tax expense has been recorded for the Successor business because the Company has a consolidated net loss for the period ended April 30, 1996 and filed a consolidated federal tax return. The minimum state tax expense has been recorded for the Successor business for the period ended April 30, 1996.

  The net current deferred tax asset totaled $0 and $541,700 at April 30, 1997 and 1996, respectively, and consisted primarily of temporary differences for accounts receivable, principally for allowances for uncollectible accounts and cellular fraud; inventory, principally due to reserves for obsolescence; sales commissions not yet deductible for tax purposes; reserve for self-insured medical costs not yet deductible for tax purposes; and the differences in the timing of revenue recognition for book and tax purposes.

  The net noncurrent deferred tax asset totaled $541,500 and $505,200 at April 30, 1997 and 1996, respectively, and consisted of $394,440 and $444,400 of federal and $147,060 and $60,800 of state net operating loss carryforwards which expire at various times through fiscal 2012.

         HATTEN COMMUNICATIONS HOLDING COMPANY, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)


  Management has concluded that it is more likely than not that the Company will not have sufficient taxable income of an appropriate character within the carryback and carryforward period permitted by current tax law to allow for the utilization of the deductible amounts generating the deferred tax assets and, therefore, a valuation allowance of $541,500 and $1,046,900 has been established to reduce total deferred tax assets to zero at April 30, 1997 and 1996, respectively.

(11) RETIREMENT PLAN

  The Company sponsors a defined contribution retirement plan, covering substantially all employees of the Company who are at least 21 years of age and have completed one year of continuous service with the Company. The Company does not make matching or discretionary contributions to the Plan.

(12) SUBSEQUENT EVENT

  On May 23, 1997, the Company executed a Recapitalization Agreement and entered into the Second Amended and Restated Master Credit Agreement with its bank. The following transactions were consummated as part of the agreements:

  The maximum borrowings available under the Master Credit Agreement was increased to $17,000,000 and all rights under the Master Credit Agreement were assigned to CTEL as the principal borrower. The revolving loans made under the agreement bear interest at the bank's base rate plus 1.25%. CTEL immediately obtained a revolving loan in the approximate amount of $11,100,000 and advanced the money to the Company. The Company used the proceeds to repay existing indebtedness as described below.

  The Company repaid in full the revolving credit notes, term loan, and acquisition loan note, all of which were outstanding at April 30, 1997.

  The Company repaid $500,000 of the subordinated note payable to a former owner which was outstanding at April 30, 1997.

  The Company paid a dividend of $1,749,898 and a bonus payment of $220,102 to its executive officers.

  Pursuant to the Recapitalization Agreement, the Company authorized the following classes of stock: (i) 71,650 shares of Class A Common Stock, $.01 par value, of which 71,650 shares were issued to the sole stockholder in exchange for all of his shares of the Company; (ii) 33,350 shares of Class B Common Stock, $.01 par value, of which no shares were issued; and (iii) 7,000 shares of Series A Cumulative Redeemable Preferred Stock, $.01 par value, of which 7,000 shares were issued to third-party investors.

  The Company exchanged its notes payable to the limited partnership which were outstanding at April 30, 1997 for 6,000 shares of Series A Cumulative Preferred Stock, a cash payment of $500,000, and a warrant to purchase up to 12,300 shares of Class B Common Stock. In lieu of issuing to the limited partnership an additional warrant certificate to purchase these shares, the limited partnership surrendered its warrant to purchase 14,000 shares which its held at April 30, 1997 in exchange for a consolidating warrant to purchase an aggregate of 26,300 shares of the Company's Class B Common Stock. Hatten also issued 1,000 shares of Series A Cumulative Preferred Stock and a warrant to purchase up to 2,050 shares of Class B Common Stock to a third-party investor in exchange for $1,000,000.

                         INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Connecticut Telephone and Communication Systems, Inc.

  We have audited the accompanying balance sheet of Connecticut Telephone and Communication Systems Inc. as of April 30, 1995, and the related statements of income and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Connecticut Telephone and Communication Systems, Inc. as of April 30, 1995, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          Kostin, Ruffkess & Company, llc

West Hartford, Connecticut
May 24, 1995

             CONNECTICUT TELEPHONE AND COMMUNICATION SYSTEMS, INC.

                                 BALANCE SHEET
                                 APRIL 30, 1995

ASSETS
Current assets:
  Cash............................................................ $   236,244
  Trade accounts receivable (net of allowance for doubtful
   accounts of $71,000)...........................................   2,542,720
  Inventory.......................................................     465,314
  Prepaid and other expenses......................................     205,885
  Related party receivable........................................     311,857
                                                                   -----------
    Total current assets..........................................   3,762,020
                                                                   -----------
Property and equipment............................................     964,005
  Less: accumulated depreciation..................................    (455,700)
                                                                   -----------
                                                                       508,305
                                                                   -----------
Cellular accounts.................................................   1,212,354
  Less: accumulated amortization..................................  (1,212,354)
                                                                   -----------
                                                                           --
                                                                   -----------
Other assets:
  Deposits........................................................       9,354
  Financing fees (net of accumulated amortization of $94,880).....     108,431
                                                                   -----------
                                                                       117,785
                                                                   -----------
                                                                   $ 4,388,110
                                                                   ===========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Notes payable--current portion.................................. $   887,037
  Leases payable--current portion.................................      24,504
  Accounts payable: trade.........................................     598,729
  SNET............................................................   1,582,792
  Accrued expenses and taxes......................................     430,517
  Income tax payable..............................................         250
  Deferred revenue................................................     211,268
  Customer deposits...............................................      54,998
                                                                   -----------
    Total current liabilities.....................................   3,790,095
                                                                   -----------
Long-term debt:
  Notes payable--net of current portion...........................   3,350,878
  Leases payable--net of current portion..........................      15,299
                                                                   -----------
    Total long-term debt..........................................   3,366,177
                                                                   -----------
Stockholders' deficit:
  Common stock, $1 par value; 1,000 shares authorized, issued and
   outstanding....................................................       1,000
  Deficit.........................................................  (2,769,162)
                                                                   -----------
                                                                    (2,768,162)
                                                                   -----------
                                                                   $ 4,388,110
                                                                   ===========

    The accompanying notes are an integral part of the financial statements

             CONNECTICUT TELEPHONE AND COMMUNICATION SYSTEMS, INC.

                        STATEMENT OF INCOME AND DEFICIT
                       FOR THE YEAR ENDED APRIL 30, 1995

      Sales revenue............................................... $16,181,443
      Cost of sales...............................................  11,328,221
                                                                   -----------
      Gross profit................................................   4,853,222
      New subscriber acquisition costs............................   1,663,986
      General and administrative expenses.........................   2,961,117
                                                                   -----------
                                                                       228,119
      Other income (expenses):
      Amortization of financing fees..............................    (177,628)
      Interest income.............................................       3,230
      Interest expense............................................    (403,338)
      Other, net..................................................     (21,868)
      Income taxes................................................        (250)
                                                                   -----------
      Net loss....................................................    (371,735)
      Deficit, beginning of year..................................  (2,397,427)
                                                                   -----------
      Deficit, end of year........................................ $(2,769,162)
                                                                   ===========


    The accompanying notes are an integral part of the financial statements

             CONNECTICUT TELEPHONE AND COMMUNICATION SYSTEMS , INC.

                            STATEMENT OF CASH FLOWS
                       FOR THE YEAR ENDED APRIL 30, 1995

Cash flows from operating activities:
  Net loss.......................................................... $(371,735)
  Adjustments to reconcile net income to cash provided by operating activities:
    Unrealized loss on investment...................................    23,017
    Gain on sale....................................................      (278)
    Amortization and depreciation...................................   280,466
    (Increase) decrease in:
      Accounts receivable...........................................  (900,751)
      Inventory.....................................................    86,209
      Prepaid expenses..............................................    54,616
      Deposits......................................................       460
      Related party receivable......................................  (311,857)
    Increase (decrease) in:
      Accounts payable..............................................   753,774
      Accrued expenses and taxes....................................   200,907
      Customer deposits.............................................     2,121
      Deferred revenue..............................................   211,268
                                                                     ---------
Net cash flows provided by operating activities.....................    28,217
                                                                     ---------
Cash flows from investing activities:
  Proceeds from sale................................................     4,500
  Purchase of equipment.............................................  (120,288)
  Investment........................................................   (23,017)
                                                                     ---------
Cash flows used in investing activities.............................  (138,805)
                                                                     ---------
Cash flows from financing activities:
  Proceeds received from long-term debt.............................   280,000
  Repayment of debt.................................................  (891,788)
  Repayment of stockholder loan.....................................    75,000
                                                                     ---------
Net cash flows used in financing activities.........................  (536,788)
Net decrease in cash and equivalents................................  (647,376)
Cash and equivalents, beginning of year.............................   883,620
                                                                     ---------
Cash and equivalents, end of year................................... $ 236,244
                                                                     =========


    The accompanying notes are an integral part of the financial statements

             CONNECTICUT TELEPHONE AND COMMUNICATION SYSTEMS, INC.

                       NOTES TO THE FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED APRIL 30, 1995

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

 Nature of Business

  The Company provides telecommunication services to cellular phone users in Connecticut.

 Inventory

  Inventory is valued at the lower of cost or market using first-in, first-out method and represents telephone equipment and accessories.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation expense has been computed using accelerated methods over the useful lives of the assets.

 Cellular Accounts

  Cellular accounts represent lines purchased by Connecticut Telephone. These accounts are stated at cost. Amortization has been computed using the straight-line method over a three year term.

 Finance Fees

  Finance fees represent legal fees incurred to obtain bank financing. These fees are being amortized over sixty months.

 Deferred Revenue

  The Company bills access charges for cellular services to its customers one month in advance. Deferred revenue represents the portion of access charges billed to customers not yet earned by the Company.

 Statement of Cash Flows

  For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The following is supplementary cash flows information:

      Interest paid.................................................... $403,785
      Income taxes paid................................................      250

NOTE 2--PROPERTY AND EQUIPMENT:

  Equipment and furniture are summarized by major classifications as follows:

      Store equipment................................................. $133,482
      Office equipment................................................  377,083
      Other equipment.................................................   43,710
      Rental equipment................................................   56,264
      Leasehold improvements..........................................  286,735
      Automobiles.....................................................   33,464
      Office furniture................................................   33,267
                                                                       --------
                                                                        964,005
        Less: accumulated depreciation................................  455,700
                                                                       --------
                                                                       $508,305
                                                                       ========

             CONNECTICUT TELEPHONE AND COMMUNICATION SYSTEMS, INC.

NOTE 3--INVESTMENT:

  The Company has an investment in a real estate limited partnership, which has gone into bankruptcy. This investment has been written down to $1 and the Company has recorded an unrealized loss of $23,016.

NOTE 4--NOTES PAYABLE:

 Note Payable--Springwich Cellular Limited Partnership

  Payable in monthly installments of $24,000 including principal and interest through December 1996. Monthly principal and interest installments from January through December 1997 will be $44,000 with a final payment equal to the outstanding balance in January 1998.

  Interest is charged at 1% over prime, which at April 30, 1995 was 9.0%. The balance owed on this note at April 30, 1995 was $1,217,382.

 Note Payable--Fleet Bank

  Payable in monthly installments of $47,248 plus interest through November 1997 with a final payment equal to the outstanding principal balance in December 1997.

  Interest is charged at a per annum rate equal to 1% over the prime, which at April 30, 1995 was 9.0%. The balance owed on this note at April 30, 1995 was $2,880,533.

  Both notes are secured by a first priority security interest in all Company assets. In addition, there is a collateral assignment of $5,000,000 of life insurance proceeds on the president of the Company. Also, the notes contain certain restrictive covenants pertaining to financial ratios, number of telephone lines and cash flow coverage. The Company was in violation of certain covenants which have been waived by the bank.

 Note Payable--Fleet Bank, Short-term

  The Company has a revolving promissory note with a maximum borrowing of $280,000. Interest is to be charged using a combination of the 30 and 90 day LIBOR rates. The interest rate being charged as of April 30, 1995 was 8.8125%. The balance owed on this note at April 30, 1995 was $140,000. Payments of interest and principal of $70,000 are made monthly.

  Total interest expense for the year ended April 30, 1995 was $411,915. Principal payments due on notes payable are as follows:

             APRIL 30,
             ---------
             1996.......................... $  887,037
             1997..........................    845,862
             1998..........................  2,505,016

NOTE 5--CAPITAL LEASE:

  The Company acquired a telephone system and financed the purchase through two capital leases. The cost of this new equipment totalled $68,708, which was capitalized into office equipment. At April 30, 1995, accumulated amortization amounted to $26,645. These leases have been capitalized and are being amortized over the term of the leases.

             CONNECTICUT TELEPHONE AND COMMUNICATION SYSTEMS, INC.

  Minimum future lease payments under these capital leases are as follows:

      APRIL 30,                                                         AMOUNT
      ---------                                                         -------
      1996............................................................. $30,370
      1997.............................................................  15,957
                                                                        -------
      Total minimum lease payments.....................................  46,327
      Less: amount representing interest...............................  (6,524)
                                                                        -------
      Present value of net minimum lease payments...................... $39,803
                                                                        =======

NOTE 6--RELATED PARTY TRANSACTIONS:

  The Company has an expense reimbursement agreement with a corporation which is owned by a stockholder of Connecticut Telephone and Communication Systems, Inc. The agreement was created to reimburse the Company for various operating expenses paid on behalf of the affiliate. Amount due at April 30, 1995 was $311,857, which is included in accounts receivable on the balance sheet. Total expense reimbursements for the year ended April 30, 1995 was $1,243,768.

  The Company was owed $75,000 from a majority stockholder. This note was repaid in 1994.

  Connecticut Telephone and Communication Systems, Inc. leases five of their operating facilities from Company stockholders. Rent is paid on a month to month basis. (See Note 8)

  The related party receivable represents amounts due from a company with common ownership for its share of allocated overhead. There are no specific terms of repayment.

NOTE 7--INCOME TAXES:

  There is no provision for income taxes due to current year operating losses. Approximately $2,425,000 remains to reduce future Federal taxable income, if any, through 2010. Approximately $2,423,000 remains to reduce future State taxable income, if any, expiring in various years through 2000.

NOTE 8--LONG-TERM LEASES:

  The Company leases its store buildings under operating leases. Connecticut Telephone and Communication Systems, Inc. is responsible for its own insurance and property taxes. Rent expense for the year ended April 30, 1995 was $352,956, of which $289,200 was paid to Company stockholders.

  Minimum future rental payments under noncancellable operating leases having remaining terms in excess of one year are as follows:

      APRIL 30,                                                         AMOUNT
      ---------                                                        --------
      1996............................................................ $ 59,500
      1997............................................................   28,000
      1998............................................................   28,000
      1999............................................................   28,000
      2000............................................................    7,002
                                                                       --------
        Total minimum future rental payments.......................... $150,502
                                                                       ========

NOTE 9--ECONOMIC DEPENDENCY:

  The Company obtains substantially all of its services from one source. At April 30, 1995, the Company owed this supplier approximately $2,879,021.

NOTE 10--OFF BALANCE SHEET RISK:

  During the year ended April 30, 1995, the Company had an excess of $100,000 in a single bank. Amounts over $100,000 are not insured by the Federal Deposit Insurance Corporation.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Connecticut Mobilecom, Inc.:

  We have audited the accompanying balance sheet of Connecticut Mobilecom, Inc. as of April 30, 1995 and the related statements of operations, stockholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Connecticut Mobilecom, Inc. as of April 30, 1995 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Providence, Rhode Island
January 16, 1998

                          CONNECTICUT MOBILECOM, INC.

                                 BALANCE SHEET

                                 APRIL 30, 1995

                                 ASSETS
                                 ------
Current assets:
  Cash.................................................................. $  127,635
  Accounts receivable, net of allowance for doubtful accounts of
   $94,160..............................................................    779,882
  Inventory.............................................................    117,481
  Prepaid expenses and other current assets.............................    153,294
                                                                         ----------
      Total current assets..............................................  1,178,292
                                                                         ----------
Property and equipment (note 2).........................................     87,135
  Less accumulated depreciation.........................................     51,962
                                                                         ----------
      Property and equipment, net.......................................     35,173
                                                                         ----------
Related party receivable (note 3).......................................    836,678
Intangible assets, net of accumulated amortization of $58,704...........     21,087
                                                                         ----------
      Total assets...................................................... $2,071,230
                                                                         ==========
                 LIABILITIES AND STOCKHOLDERS' DEFICIT
                 -------------------------------------
Current liabilities:
  Accounts payable:
    Trade............................................................... $  199,541
    Bell Atlantic Nynex Mobile..........................................  1,368,689
  Accrued expenses......................................................     89,697
  Customer deposits.....................................................      1,232
  Deferred revenue......................................................    140,358
  Income taxes payable (note 4).........................................        858
  Related party payable (note 3)........................................    469,040
                                                                         ----------
      Total current liabilities.........................................  2,269,415
                                                                         ----------
Stockholders' deficit:
  Common stock, no par value, $.50 stated value, 5,000 shares
   authorized, 2,000 shares issued and outstanding......................      1,000
  Accumulated deficit...................................................   (199,185)
                                                                         ----------
      Total stockholders' deficit.......................................   (198,185)
                                                                         ----------
      Total liabilities and stockholders' deficit....................... $2,071,230
                                                                         ==========


                See accompanying notes to financial statements.

                          CONNECTICUT MOBILECOM, INC.

                            STATEMENT OF OPERATIONS

                       FOR THE YEAR ENDED APRIL 30, 1995

Revenues........................................................... $4,340,364
Cost of revenues...................................................  2,545,052
                                                                    ----------
    Gross profit...................................................  1,795,312
                                                                    ----------
New subscriber acquisition costs...................................    560,145
General and administrative expenses................................  1,358,089
                                                                    ----------
                                                                     1,918,234
                                                                    ----------
    Operating loss.................................................   (122,922)
Other income (expense):
  Interest income..................................................     19,067
  Interest expense.................................................     (7,606)
  Amortization of intangible assets................................    (23,972)
  Other, net.......................................................        (87)
                                                                    ----------
    Loss before income taxes.......................................   (135,520)
Income tax expense.................................................        858
                                                                    ----------
    Net loss....................................................... $ (136,378)
                                                                    ==========


                See accompanying notes to financial statements.

                          CONNECTICUT MOBILECOM, INC.

                       STATEMENT OF STOCKHOLDERS' DEFICIT

                       FOR THE YEAR ENDED APRIL 30, 1995

                                                                       TOTAL
                                                COMMON ACCUMULATED STOCKHOLDERS'
                                                STOCK    DEFICIT      DEFICIT
                                                ------ ----------- -------------
Balances at April 30, 1994 (unaudited)......... $1,000   (62,807)     (61,807)
Net loss.......................................    --   (136,378)    (136,378)
                                                ------  --------     --------
Balances at April 30, 1995..................... $1,000  (199,185)    (198,185)
                                                ======  ========     ========





                See accompanying notes to financial statements.

                          CONNECTICUT MOBILECOM, INC.

                            STATEMENT OF CASH FLOWS

                       FOR THE YEAR ENDED APRIL 30, 1995

Cash flows from operating activities:
  Net loss.......................................................... $(136,378)
  Adjustments to reconcile net loss to net cash provided by
   operating activities:
    Depreciation and amortization...................................    53,151
    Provision for doubtful accounts.................................    85,432
    Increase in accounts receivable.................................  (298,979)
    Increase in inventory...........................................   (23,520)
    Increase in prepaid expenses and other current assets...........   (31,044)
    Increase in accounts payable....................................   773,744
    Increase in accrued expenses....................................    23,341
    Decrease in customer deposits...................................    (8,768)
    Increase in deferred revenue....................................    40,781
    Increase in income taxes payable................................       608
                                                                     ---------
      Net cash provided by operating activities.....................   478,368
                                                                     ---------
Cash flows from investing activities:
  Additions to property and equipment...............................   (32,657)
                                                                     ---------
      Net cash used in investing activities.........................   (32,657)
                                                                     ---------
Cash flows from financing activities:
  Increase in advances to related entity............................  (734,177)
  Change in other related party receivable/payable..................   415,227
                                                                     ---------
      Net cash used in financing activities.........................  (318,950)
                                                                     ---------
Increase in cash and cash equivalents...............................   126,761
Cash and cash equivalents:
  Beginning of year.................................................       874
                                                                     ---------
  End of year....................................................... $ 127,635
                                                                     =========
Supplemental disclosure of cash flow information:
  Cash paid during the year for:
    Interest........................................................ $   7,606
                                                                     =========
    Income taxes.................................................... $     250
                                                                     =========


                See accompanying notes to financial statements.

                          CONNECTICUT MOBILECOM, INC.

                         NOTES TO FINANCIAL STATEMENTS

                                APRIL 30, 1995

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The following is a summary of significant accounting policies:

 (a) Description of Business

  Connecticut Mobilecom, Inc. (the "Company") is a reseller of cellular and paging services to subscribers in Connecticut.

 (b) Revenue Recognition

  Revenue from cellular and paging services is recognized on a monthly basis for services used by subscribers during that month. Revenue from the sale of cellular and paging equipment is recognized at the point of sale.

 (c) Cash Equivalents

  For financial statement purposes, the Company considers all cash instruments with original maturities of three months or less to be cash equivalents.

 (d) Inventory

  Inventory includes dispatch equipment and accessories and is valued at the lower of cost or market using the first-in, first-out method.

 (e) Property and Equipment

  Property and equipment are stated at historical cost. Depreciation is provided over the estimated useful lives of the respective assets using accelerated cost recovery methods.

 (f) Intangible Assets

  Intangible assets includes cellular lines which represents the cost of direct acquisition of subscribers from other cellular companies. The cost of cellular lines is being amortized over 36 months using the straight-line method. Amortization expense totaled $23,972 for the year ended April 30, 1995.

 (g) Deferred Revenue

  The Company bills access charges for cellular service to its customers one month in advance. Deferred revenue represents the portion of access charges billed to customers not yet earned by the Company.

 (h) Income Taxes

  Income taxes are accounted for under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered and settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

                          CONNECTICUT MOBILECOM, INC.

 (i) New Subscriber Acquisition Costs

  New subscriber acquisition costs include all costs associated with obtaining new subscribers, except the cost of hardware discounts. Acquisition costs include marketing, advertising, and retail store operations costs.

 (j) Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including estimates of useful lives of cellular lines, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) PROPERTY AND EQUIPMENT

  Property and equipment consists of the following:

                                                                USEFUL
                                                                 LIFE
                                                               ---------
      Office equipment........................................ 5-7 years $18,155
      Dispatch equipment......................................   5 years  68,980
                                                                         -------
                                                                         $87,135
                                                                         =======

(3) RELATED PARTY TRANSACTIONS

  Connecticut Mobilecom, Inc. has provided an unsecured working capital loan to an entity which is partially owned by a stockholder of the Company. Interest is being charged at variable rates. The balance at April 30, 1995 was $836,678. Interest income in the amount of $11,461 was recognized on the loan during the year ended April 30, 1995. See Note 5.

  The Company has an expense reimbursement agreement with a corporation which is owned by the stockholders of Connecticut Mobilecom, Inc. The agreement was created to reimburse the affiliate for various operating expenses paid on behalf of the Company. Amounts owed at April 30, 1995 were $311,857. Total expense reimbursements for the year ended April 30, 1995 were $1,243,768. Interest expense in the amount of $7,606 was recognized on the amounts owed during the year ended April 30, 1995.

  As of April 30, 1995, the Company owed a majority stockholder $157,183. This loan is non-interest bearing. See Note 5.

  The Company leases its operating facility from a stockholder under an operating lease agreement scheduled to expire in December 1998. Rent is paid on a monthly basis at $4,330 per month. Connecticut Mobilecom, Inc. is responsible for its own insurance and property taxes. Rent expense for the year ended April 30, 1995 was $51,960. Future minimum lease payments for the fiscal years ended April 30 are as follows: 1996--$51,960; 1997--$51,960; 1998--$51,960; 1999--$34,640.

(4) INCOME TAXES

  Federal income tax expense totaled $608 for the year ended April 30, 1995. The minimum state tax expense of $250 has been recorded for the year ended April 30, 1995.

                          CONNECTICUT MOBILECOM, INC.

  The net current deferred tax asset totaled $65,000 at April 30, 1995, and consisted primarily of temporary differences for accounts receivable, principally for allowances for uncollectible accounts, and the differences in the timing of revenue recognition for book and tax purposes.

  Management has concluded that it is more likely than not that the Company will not have sufficient taxable income of an appropriate character within the carryback and carryforward period permitted by current tax law to allow for the utilization of the deductible amounts generating the deferred tax assets and, therefore, a valuation allowance of $65,000 has been established to reduce total deferred tax assets to zero at April 30, 1995.

(5) SUBSEQUENT EVENTS

  The Company formalized its working capital loan arrangement with the related entity on July 15, 1995 by accepting a note in the amount of $436,840 and converting $542,000 in amounts due from the related entity into an investment in the related entity. The total amount of $978,840 represented the amount outstanding as of the date of the note, which amount included additional advances made after April 30, 1995, including accrued interest thereon.

  On January 31, 1996, the stockholders of the Company contributed all of the outstanding shares of the Company to Hatten Communications Holding Company, Inc. ("Hatten") in exchange for an equivalent interest in Hatten. At that date, the Company became a wholly-owned subsidiary of Hatten. Subsequent to the recapitalization, the loan due to the stockholder of the Company was repaid.

                      [1997 CUMULATIVE ACCESS LINES GRAPH]

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTI-TUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   3
Disclosure Regarding Forward-Looking Statements............................   3
Prospectus Summary.........................................................   4
Risk Factors...............................................................  12
Use of Proceeds............................................................  22
Dividend Policy............................................................  22
Capitalization.............................................................  23
Dilution...................................................................  24
Selected Historical Consolidated Financial and Operating Data..............  25
Pro Forma Consolidated Financial Statements................................  26
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations.............................................................  33
Industry Overview..........................................................  39
Business...................................................................  40
Management.................................................................  54
Certain Relationships and Related Transactions.............................  63
Stock Ownership............................................................  65
Description of Capital Stock...............................................  67
Description of Certain Indebtedness........................................  71
Shares Eligible for Future Sale............................................  72
Certain United States Federal Tax Consequences
 to Non-United States Holders..............................................  74
Underwriting...............................................................  76
Legal Matters..............................................................  79
Experts....................................................................  79
Glossary...................................................................  80
Index to Financial Statements.............................................. F-1


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                               8,000,000 SHARES

                                     LOGO

                           USN COMMUNICATIONS, INC.

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                              MERRILL LYNCH & CO.

                                COWEN & COMPANY

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                               FEBRUARY 3, 1998

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

                                                Filed Pursuant to Rule 424(b)(1)
                                                      Registration No. 333-38381

PROSPECTUS

                               8,000,000 SHARES
                           USN COMMUNICATIONS, INC.
                                                                           LOGO
                                 COMMON STOCK
                               ---------------
  All of the 8,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"), being offered hereby are being offered by USN Communications, Inc., a Delaware corporation ("USN" or the "Company").

  Of the 8,000,000 shares of Common Stock offered hereby, 1,600,000 shares are being initially offered outside the United States and Canada by the International Managers (the "International Offering") and 6,400,000 shares of Common Stock are being offered in a concurrent offering in the United States and Canada by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offerings"). The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting."

  Prior to the Offerings, there has been no public market for the Common Stock. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

  The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "USNC."

  At the Company's request, the U.S. Underwriters have reserved up to 800,000 shares for sale at the initial public offering price to certain of the Company's employees, members of their immediate families and other individuals who are business associates of the Company (including certain vendors and consultants), in each case, as such parties have expressed an interest in purchasing such shares. The number of shares available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares not purchased will be offered by the U.S. Underwriters to the general public on the same basis as the other shares offered hereby.

  SEE "RISK FACTORS" BEGINNING ON PAGE 12 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                               ---------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES  AND
  EXCHANGE COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION,  NOR  HAS  THE
   SECURITIES AND EXCHANGE COMMISSION OR  ANY STATE SECURITIES COM-  MISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
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
                            PRICE TO          UNDERWRITING         PROCEEDS TO
                             PUBLIC            DISCOUNT(1)         COMPANY(2)
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
Per Share............        $16.00               $1.12              $14.88
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Total(3).............     $128,000,000         $8,960,000         $119,040,000
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
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(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the Offerings payable by the Company estimated at $1,400,000.
(3) The Company has granted the U.S. Underwriters and the International Managers options, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 960,000 and 240,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $147,200,000, $10,304,000 and $136,896,000, respectively. See "Underwriting."
                               ---------------
  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about February 9, 1998.
                               ---------------
MERRILL LYNCH INTERNATIONAL
                           COWEN INTERNATIONAL L.P.
                                                   DONALDSON, LUFKIN & JENRETTE
                                                   INTERNATIONAL
                               ---------------
               The date of this Prospectus is February 3, 1998.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "International Purchase Agreement") between the Company and each of the underwriters named below (the "International Managers"), the Company has agreed to sell to each of the International Managers, and each of the International Managers has severally agreed to purchase from the Company, the aggregate number of shares of Common Stock set forth opposite its name below.

                                                                       NUMBER OF
     INTERNATIONAL MANAGERS                                             SHARES
     ----------------------                                            ---------
Merrill Lynch International...........................................   533,334
Cowen International L.P...............................................   533,333
Donaldson, Lufkin & Jenrette International............................   533,333
                                                                       ---------
     Total............................................................ 1,600,000
                                                                       =========

  Merrill Lynch International, Cowen International L.P. and Donaldson, Lufkin & Jenrette International are acting as representatives (the "International Representatives") of the International Managers.

  The Company has also entered into a purchase agreement (the "U.S. Purchase Agreement") with certain United States underwriters (the "U.S. Underwriters" and, together with the International Managers, the "Underwriters"), for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Cowen & Company and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives (the "U.S. Representatives"), providing for the concurrent offer and sale of 6,400,000 shares of Common Stock in the U.S. Offering. The closings with respect to the International Offering and the U.S. Offering are conditioned upon one another.

  The International Managers have advised the Company that they propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $.65 per share of Common Stock. The International Managers may allow, and such dealers may reallow, a discount not in excess of $.10 per share of Common Stock on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed. The public offering price, concession and discount per share of Common Stock are identical under the International Purchase Agreement and the U.S. Purchase Agreement.

  The several International Managers have agreed, subject to the terms and conditions set forth in the International Purchase Agreement, to purchase all of the shares of Common Stock being sold pursuant to such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. Under certain circumstances the commitments of non-defaulting International Managers may be increased.

  The International Managers have advised the Company that they do not intend to confirm sales of shares of Common Stock offered hereby to any accounts over which they exercise discretionary authority.

  The International Managers and the U.S. Underwriters have entered into an Intersyndicate Agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to non-United States or Canadian persons or to persons they believe intend to resell to non-United States or Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to United States or Canadian persons, except, in each case, for transactions pursuant to the Intersyndicate Agreement. The Intersyndicate Agreement also provides, among other things, that sales may be made between the International Managers and the U.S. Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares of Common Stock so sold shall be the public offering price, less an amount not greater than the selling concession.

  The Company has granted to the International Managers an option to purchase up to an aggregate of 240,000 additional shares of Common Stock, exercisable in whole or in part for 30 days after the date of this Prospectus, solely to cover over-allotments, if any, at the public offering price, less applicable underwriting discounts. To the extent that the International Managers exercise this option, the International Managers have severally agreed, subject to certain conditions, to purchase approximately the same percentage of shares of Common Stock that the number of shares of Common Stock to be purchased by each of them, as shown in the above table, bears to the total number of shares of Common Stock initially offering hereby. The Company has granted to the U.S. Underwriters an option to purchase up to an aggregate of 960,000 additional shares of Common Stock, exercisable in whole or in part for 30 days after the date of this Prospectus, solely to cover over-allotments, if any, on terms similar to those granted to the International Managers. All or a portion of an over-allotment option in either of the Offerings may be allocated to cover an over-allotment in the other Offering.

  The Company has agreed to indemnify the International Managers against certain liabilities, including liabilities under the Securities Act and other applicable securities laws, or to contribute to payments the International Managers may be required to make in respect thereof.

  Pursuant to "lock-up" agreements, except for the issuance by the Company of Common Stock pursuant to existing stock option plans or upon exercise of currently existing warrants, the Company, its directors and executive officers and certain holders of the Common Stock have agreed not to, directly or indirectly, sell, offer to sell, grant any option for sale of, or dispose of, any capital stock of the Company or any security convertible or exchangeable into, or exercisable for, such capital stock, or, in the case of the Company, file any registration statement with respect to any of the foregoing pursuant to the Securities Act without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the Underwriters, for a period of 180 days following the date of this Prospectus. See "Shares Eligible for Future Sale."

  In connection with the Offerings, the International Managers and the U.S. Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of Common Stock. Specifically, the International Managers and the U.S. Underwriters may over-allot the offering, creating a short position. In addition, the International Managers and the U.S. Underwriters may bid for, and purchase shares of Common Stock in the open market to cover short sales or to stabilize the price of the shares of Common Stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the shares of Common Stock in the Offerings if the syndicate repurchases previously distributed shares of Common Stock in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the shares of Common Stock above independent market levels. The International Managers and the U.S. Underwriters are not required to engage in these activities and may end any of these activities at any time.

  Each International Manager has represented and agreed that (i) it has not offered or sold and, prior to the date six months after the closing date of the Offerings, will not offer and sell any shares of Common Stock to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses, or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and
(iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services At 1986 (Investment Advertisements) (Exemptions) Order 1996, or to any person to whom the document may otherwise lawfully be issued or passed on.

  Prior to the Offerings, there has been no public market for the Common Stock. The public offering price was determined by negotiations among the Company and the International Representatives. Among the factors considered in such negotiations were an assessment of the Company's recent results of operations, the future prospects of the Company and its industry in general, market prices of securities of companies engaged in activities similar to those of the Company and prevailing conditions in the securities market. There can be no assurance that an active market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to the Offering at or above the public offering price.

  The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "USNC."

  At the Company's request, the U.S. Underwriters have reserved up to 800,000 shares for sale at the initial public offering price to certain of the Company's employees, members of their immediate families and other individuals who are business associates of the Company (including certain vendors and consultants), in each case, as such parties have expressed an interest in purchasing such shares. The number of shares available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares not purchased will be offered by the U.S. Underwriters to the general public on the same basis as the other shares offered hereby.

  Prior to the consummation of the Offerings, MLGAFI, an affiliate of Merrill Lynch, BT Capital Partners, Inc. ("BT"), an affiliate of BT Alex. Brown Incorporated, Chase Venture Capital Associates, L.P., an affiliate of Chase Securities Inc., and CIBC Wood Gundy Ventures, L.P., an affiliate of CIBC Oppenheimer Corp., each beneficially owned more than 10% of the Common Stock on a fully diluted basis. Accordingly, the offering of the Common Stock will be conducted in compliance with the requirements of Rule 2720 ("Rule 2720") of the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD"). Under the provisions of Rule 2720, the public offering price of the securities can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards ("QIU"). In accordance with this requirement, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") has assumed the responsibilities of acting as QIU and will recommend a maximum public offering price for the Common Stock in compliance with the requirements of Rule 2720. In connection with the Offerings, DLJ is performing due diligence investigations and reviewing and participating in the preparation of this Prospectus and the Registration Statement of which the Prospectus forms a part. As compensation for the services of DLJ as QIU, the Company has agreed to pay DLJ $5,000. The Company has agreed to indemnify DLJ in its capacity as QIU. Pursuant to the provisions of Rule 2720, NASD members may not execute transactions in Common Stock offered hereby to any accounts over which they exercise discretionary authority without prior written approval of the customer.

  BT Alex. Brown Incorporated, Chase Securities Inc. and CIBC Oppenheimer Corp., which are affiliates of BT Capital Partners, Inc., Chase Venture Capital Associates, L.P. and CIBC Wood Gundy Ventures, Inc., respectively, are expected to be U.S. Underwriters in connection with the U.S. Offering. BT is an affiliate of BT Alex. Brown Incorporated. Paul S. Lattanzio acts as BT's representative on the Board of Directors. Donald J. Hoffman, Jr., a director of the Company, is a general partner of Chase Capital Partners which is the sole general partner of Chase Venture Capital Associates, L.P. and an affiliate of Chase Securities Inc. In addition, Ian M. Kidson, a director of the Company is a managing director of CIBC Capital Partners which is an affiliate of CIBC Oppenheimer Corp. See "Management," "Certain Relationships and Related Transactions" and "Stock Ownership."

  Certain of the International Managers and their respective affiliates have provided from time to time, and expect to provide in the future, financial advisory and investment banking services for, and/or have normal banking relationships with, the Company and its affiliates, for which they receive customary compensation. In addition, Merrill Lynch, Pierce, Fenner & Smith Incorporated and DLJ acted as initial purchasers in connection with the 1997 Private Placement, for which they received customary discounts.

  Purchasers of the shares of Common Stock may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the public offering price set forth on the cover page hereof.

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 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AU-THORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTI-TUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UN-LAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PRO-SPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS DOCU-MENT IS BEING DISTRIBUTED IN THE UNITED KINGDOM ONLY TO PERSONS OF A KIND DE-SCRIBED IN ARTICLE 11(3) OF THE FINANCIAL SERVICES ACT OF 1988 (INVESTMENT AD-VERTISEMENTS) (EXEMPTIONS) ORDER 1996 OR TO WHOM IT WOULD OTHERWISE BE LAWFUL SO TO DO.

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                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information......................................................   3
Disclosure Regarding Forward-Looking Statements............................   3
Prospectus Summary.........................................................   4
Risk Factors...............................................................  12
Use of Proceeds............................................................  22
Dividend Policy............................................................  22
Capitalization.............................................................  23
Dilution...................................................................  24
Selected Historical Consolidated Financial and Operating Data..............  25
Pro Forma Consolidated Financial Statements................................  26
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations.............................................................  33
Industry Overview..........................................................  39
Business...................................................................  40
Management.................................................................  54
Certain Relationships and Related Transactions.............................  63
Stock Ownership............................................................  65
Description of Capital Stock...............................................  67
Description of Certain Indebtedness........................................  71
Shares Eligible for Future Sale............................................  72
Certain United States Federal Tax Consequences
 to Non-United States Holders..............................................  74
Underwriting...............................................................  76
Legal Matters..............................................................  79
Experts....................................................................  79
Glossary...................................................................  80
Index to Financial Statements.............................................. F-1

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                               8,000,000 SHARES

                                     LOGO

                           USN COMMUNICATIONS, INC.

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                          MERRILL LYNCH INTERNATIONAL

                           COWEN INTERNATIONAL L.P.

                         DONALDSON, LUFKIN & JENRETTE
                                INTERNATIONAL

                               FEBRUARY 3, 1998

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